NYMAGIC, INC.

2004 Summary Annual Report



MARINE AND SPECIALTY LINES OF INSURANCE

NYMAGIC, INC. Financial Highlights

	2004	2003
Per Share Data		
Net Income Per Diluted Share:	$ 1.48	$ 1.74
Dividends Declared Per Share:	$ 0.24	$ 0.24
Book Value Per Share:	$ 25.91	$ 24.47
Company Data (000's)		
Net Income:	$ 14,631	$ 17,093
Stockholders Equity:	$258,118	$244,291
Net Investment Income:	$ 23,679	$ 22,394
Total Investments:	$619,017	$517,702

A. M. Best Company Ratings (Insurance Company Subsidiaries):

New York Marine And General Insurance Company	A (Excellent)
Gotham Insurance Company	A (Excellent)

Contents

Chairman's Message

2004 was an excellent year for NYMAGIC, INC. We are pleased with the improvements we achieved in the Company's operations during the year, and in the financial results delivered to our shareholders.

Insurance Operations:

2004 was an outstanding year in terms of growth and new business. Gross premiums written in our core lines of business (this excludes aviation and MMO London, which was closed in 2002) were $183.3 million, an increase of 31% over 2003, and 57% over 2002. Net premiums written in our core lines were $137.1 million, an increase of 44% over 2003 and 64% over 2002. We generated this growth from moderate increases in our marine lines and significant expansion in our other liability business. We have accomplished this by providing superior service to our existing customers, by adding experienced underwriters to our staff who bring with them expertise in new lines, and by developing relationships with a small number of program managers who bring with them seasoned books of business in selected niche markets. Throughout all our business, we have retained our disciplined, judgment-based approach to underwriting, and have maintained our focus on achieving an underwriting profit.

The Company's loss ratio (net losses and loss adjustment expenses as a percentage of net premiums earned) continued to trend downwards from 64.7% in 2002 and 57.8% in 2003 to 57.2% in 2004. Our loss ratio for 2004 was adversely affected by claims from Hurricane Ivan and a few other large marine losses while benefiting from some reserve reductions in the aircraft line. Most importantly, however, careful underwriting and a skilled claims staff are the main reasons for favorable results in this area.

Cash Flow:

Net cash flow again grew nicely in 2004 with positive cash flow from operations and a further reduction in reinsurance receivables. The Company's cash and invested assets increased from $519.6 million at year-end 2003 to $630.9 million at year-end 2004. The net proceeds from the Company's issuance of $100 million of 6.5% Senior Notes in March 2004 accounted for most of this increase, with additional amounts derived from positive operating cash flows.

Reinsurance receivables declined from $280.8 million at year-end 2003 to $262.3 million at year-end 2004, a decrease of $18.5 million. During the past three years reinsurance receivables have been reduced by $99.5 million, which reflects our diligent collection of receivables for paid losses, a number of successful commutations and somewhat higher retention levels in the ocean marine segment.

Investments:

Net investment income totaled $23.7 million for 2004, an increase of 6% over 2003 and 50% over 2002. It was a good result in a difficult investment climate. During the year, the Company's cash and investment portfolio increased from $519.6 million to $630.9 million. However, net investment income was adversely affected by a decline in earnings from our hedge fund portfolio and continuing low short-term interest rates. Lower volatility in the capital markets during much of the year lowered hedge fund returns generally, and two of the hedge funds in our portfolio performed quite poorly (we have since exited both). In addition, the Company elected to maintain a large portion of its assets in short-term securities, and to keep the duration of its fixed maturities quite short due to concerns about the possibility of rising interest rates. In these circumstances, achieving favorable net investment income was indeed challenging. Our investment advisor, Mariner Partners, Inc. was able to achieve favorable results in large part through trading portfolio activities that accounted for almost half of total investment income. The balance of investment income was evenly divided between (i) interest income on fixed maturities and short-term investments and (ii) earnings from our portfolio of hedge funds. Although hedge fund returns were disappointing earlier in the year, they strengthened during the fourth quarter. Overall, we were quite pleased with Mariner's performance during the year.

Shareholders Returns:

2004 net income totaled $14.6 million or $1.48 per diluted share compared with $17.1 million or $1.74 per diluted share in 2003. All things considered, I think that it was a very good result. Total revenues rose to $142.9 million during 2004, an increase of 18% over 2003. However, total expenses increased by a greater amount due to a slightly higher rate for policy acquisition costs, larger general and administrative expenses and interest expense on the Company's newly issued debt. The elevated rate for policy acquisition costs reflected the higher cost of obtaining certain lines of new business. Increased general and administrative costs were largely the result of higher personnel expenses and higher professional fees. A major portion of the increase in professional fees was attributable to costs related to compliance with the Sarbanes/Oxley Act. The added interest cost of the new debt was not fully offset by higher investment income due to a lower over-all rate of return achieved during 2004. As mentioned above, the Company sacrificed significant interest income during 2004 by keeping its maturities short due to concerns about rising interest rates. But as a result, we protected stockholders equity and we are now well positioned to capitalize on opportunities as they arise going forward.

At year-end 2004, book value per share rose to $25.91, an increase of $1.44 over year-end 2003. During the past three years, book value per share has risen by $4.45, an increase of 20.7%. Total shareholders' equity at year-end 2004 stood at $258.1 million, an increase of $13.8 million over year-end 2003.

Other Accomplishments:

During the past year we have accomplished a great deal in addition to delivering good operating performance. The following are some of the highlights:

- On March 11, 2004 the Company issued $100 million of senior notes at 6.5%, a very attractive placement of our debt and a significant and positive change in our capital structure. This capital is held at the holding company level and is available for new investments, potential acquisitions or other corporate opportunities.

- On January 7, 2005 the Company repurchased 1,092,735 shares of its common stock from the Blackman family interests at a price of $24.80 per share or 96% of the Company's year-end book value. This transaction is immediately accretive to book value per share and should enhance earnings per share on a going forward basis. It also further reduced the Blackman family's concentrated ownership of NYMAGIC, an accomplishment that we believe is in the best interest of the Company. Payment was made by the holding company and this was made possible by the Company's debt issuance described above.

- The Company performed an assessment of the effectiveness of the Company's internal control over financial reporting as required by the Sarbanes/Oxley Act. At the conclusion of this process, it was determined that the Company's internal control over financial reporting was effective as of year-end 2004, a finding that was attested to by the Company's independent auditor, KPMG LLP in its report accompanying the Company's Annual Report on Form 10-K. This project placed heavy additional demands on many employees and required major expenditures for professional fees, but it was completed on time and successfully.

- At the Company's 2004 Annual Shareholders Meeting, the Board nominated a slate of candidates for election reflecting a restructuring of the Board to provide for a majority of independent directors in compliance with the Sarbanes/Oxley Act and the New York Stock Exchange Listed Company Manual.

Summary:

We have made significant progress during the last three years in improving the Company's operating performance, dealing with a number of legacy issues and building for the future. The Company is now well positioned to deliver continued growth in both earnings and book value per share in 2005 and beyond.

Your Board and Management team remain committed to building the Company, improving operating results and enhancing Shareholder value.

George R. Trumbull, III

Chairman and Chief Executive Officer

Overview of NYMAGIC, INC.

Corporate Structure and Business:

NYMAGIC, INC. is a holding company that owns and operates two insurance companies, New York Marine And General Insurance Company and Gotham Insurance Company. NYMAGIC also owns three insurance managers and underwriters, Mutual Marine Office, Inc.; Pacific Mutual Marine Office, Inc.; and Mutual Marine Office of the Midwest, Inc. These entities underwrite solely for the Company's insurance subsidiaries. The Company's headquarters is located in New York City with additional offices located in Chicago and San Francisco. On a consolidated basis, the Company is engaged in providing an array of insurance products to a wide variety of commercial customers.

The largest segment of the Company's business is Ocean Marine insurance coverage. Within this category, the Company offers insurance solutions for Marine Liability, Hull, Cargo, Drilling Rigs, War and other Marine risks. Ocean Marine writings grew modestly in 2004 to approximately $104.7 million and accounted for approximately 57% of the Company's Gross Premiums Written during 2004.

In addition to providing Ocean Marine insurance, the Company has developed and continues to increase its participation in other Specialty Lines of insurance. Specialty Lines in total now constitute approximately 43% of the Company's business based on Gross Premiums Written during 2004. By comparison, Specialty Lines comprised only 8% of Gross Premiums Written during 2001.

Currently the largest segment of these Specialty Lines is Non-Marine Liability Insurance, which includes both Professional Liability and Casualty Insurance. Overall, Non-Marine Liability accounted for approximately 34% of 2004 Gross Premiums Written. The Professional Liability portfolio includes a program for small accounting firms, a book of small law firms, other non-medical miscellaneous classes and directors and officers coverages for smaller corporations. The book also includes a program covering enforcement and abatement coverage for holders of designated patents. The Casualty book is written predominantly on an excess and surplus lines or unregulated basis and includes liability coverage for manufacturers, custom home builders and commercial contractors. It also includes excess of loss reinsurance for several self-insured workers compensation trusts, which benefit from quota share reinsurance from the manager of these trusts. Other lines within this segment include a seasoned commercial automobile program located in New York and physical damage insurance for commercial trucking fleets.

The second largest segment of these Specialty Lines is Inland Marine/Fire. The largest part of this book consists of property insurance written on behalf of owners and lessors of commercial, residential and mercantile properties. In addition, the Company continues to develop a book of motor truck cargo and contractors equipment and a regional surety program for small contractors. Inland Marine/Fire Insurance represented approximately 9% of 2004 Gross Premiums Written.

Core Strengths:

Experienced Senior Management Team: NYMAGIC has a new and revitalized senior management team that was put in place during the second half of 2002. During the summer of that year, George R. Trumbull, III became Chairman and Chief Executive Officer, William D. Shaw, Jr. became Vice Chairman, A. George Kallop became Executive Vice President (and has since been appointed Chief Operating Officer), Mark W. Blackman returned to the Company as Chief Underwriting Officer and Paul J. Hart joined the Company as General Counsel. Working with the Board and other executives of NYMAGIC, these individuals have brought new energy and many improvements to NYMAGIC. Many of their recent accomplishments are discussed in the Chairman's Message and are reflected in the financial results of the Company for 2003 and 2004.

Underwriting Expertise: The Company's underwriting group is well regarded in the industry for its superior level of underwriting expertise and a willingness to consider difficult risks. Ocean Marine and Specialty Lines underwriting cannot be reduced to simple actuarial formulas, so experience is critical. NYMAGIC has a highly experienced underwriting staff – more than half of the underwriters have at least 15 years of insurance underwriting experience, and several have more than 25 years of experience. A collaborative atmosphere is encouraged, and underwriting decisions on large and difficult accounts are usually arrived at after two or more underwriters have assessed the risk in light of their experience.

NYMAGIC offers insurance solutions that are customized to fit the needs of our customers on a cost effective basis. Most of the Company's insurance business is written on a basis where there is substantial flexibility with regard to rates and forms, allowing the Company to quickly react to changing market conditions. Underwriters work closely with claims adjustors and legal professionals to stay current with coverage issues in an evolving legal environment. Having this high level of underwriting expertise is critical to the long-term success and profitability of the Company in this type of business.

During 2004, Net Premiums Earned totaled $116.3 million, a 21% increase over 2003. During this same period, the Company's Net Losses and Loss Adjustment Expenses Incurred totaled $66.6 million, which equates to 57% of Net Premiums Earned. These results are in part reflective of the strength of the Company's underwriting group.

Sophisticated Reinsurance Program: NYMAGIC employs a complex reinsurance program that serves to diversify our risks and limit our exposure to a substantial loss from any given policy or occurrence. By way of example, for risks attaching in 2005 the Company has approximately 15 separate reinsurance programs in place tailored to cover specific books of business, and each program has from 1 to 15 participants. This reinsurance is generally placed with companies that have an A.M. Best Company rating of A- (Excellent) or better, or which have sufficient financial strength in management's judgment to warrant being used. Once in place, the Company manages its reinsurance program aggressively, making prompt demands for collateral and pursuing timely collection of receivables as claims develop. At December 31, 2004, reinsurance receivables totaled $262.3 million. Approximately 87% of this amount was collateralized by letters of credit or funds withheld, were obligations of companies rated A- or higher, or were subject to offsetting balances.

Efficient Claims Processing: NYMAGIC maintains a claims department staffed with experienced personnel. The Company's policy is to pay legitimate claims on a timely basis and to contest non-meritorious claims vigorously. Most claims are handled directly by departmental staff. In certain circumstances the Company's claims department oversees third party administrators while retaining the authority to assume control of potentially large losses. This is often the case with program business where a high volume of small claims is the norm. The Company has found this to be an effective way to control expenses while providing a high level of customer service.

Claims department personnel establish reserves as claims develop. The Chief Underwriting Officer and the originating underwriter review each third party liability loss in excess of $25,000 and each first party property loss in excess of $50,000. Senior management regularly reviews aggregate losses and also reviews each individual loss in excess of $100,000. Large reserve increases and decreases are also subject to management scrutiny. These reviews serve to monitor performance and improve underwriting techniques over time.

Unique Investment Strategy: The Company's investment portfolio is managed by Mariner Partners, Inc. Mariner Partners is a registered investment advisor with more than $6 billion under management. NYMAGIC's investment goal is to achieve superior risk-adjusted returns with a uniquely structured and diversified portfolio. The Company maintains an investment portfolio consisting of fixed income securities and a diversified group of hedge fund investments with approximately 70% held in fixed income securities and cash and 30% invested in hedge funds. Management believes that a diversified portfolio of hedge funds can achieve returns over the long-term that are nearly comparable to those of common stocks with substantially less volatility.

At December 31, 2004, NYMAGIC's Investments totaled $619.0 million. Of this amount, $428.5 million was invested in short term and fixed income securities and $190.5 million was invested in hedge funds. Within the short-term and fixed income segment, 92% of investment securities were rated as investment grade. The remaining $34.6 million had a concentration in securities rated BB+. Hedge fund investments were spread across 22 different funds. During 2004, Net Investment Income totaled $23.7 million.

Extensive Operational Support: NYMAGIC's insurance and investment activities are supported by the Company's other principal operating units. The billing and collections unit oversees premium and reinsurance collections and focuses on keeping receivables to a minimum. The finance/accounting department prepares the Company's financial statements and manages the Company's cash flow and other financial matters so as to maximize funds available for investment. The human resources unit administers compensation and benefits programs for our employees as well as coordinating hiring activities. The information technology department manages the Company's computer systems and communication networks, and the office of the general counsel oversees all legal matters. Each of these functions is staffed with experienced personnel and all contribute directly to the Company's overall operational efficiency.

Financial Strength: NYMAGIC, INC. and its insurance company subsidiaries are financially strong. At December 31, 2004 NYMAGIC had Stockholders' Equity of $258.1 million, an increase of $13.8 million over year-end 2003. The Company's assets totaled $997.1 million, which included total investments of $619.0 million and reinsurance receivables of $262.3 million. The Company earned Net Income of $14.6 million during 2004. During 2003, the Company earned Net Income of $17.1 million.

Each of NYMAGIC's insurance subsidiaries is rated A (Excellent) by A. M. Best Company. During March 2004, NYMAGIC successfully sold $100 Million of 6.5% Senior Notes issued by the holding company. These notes were rated bbb by A.M. Best Company.

Opportunities for Growth: NYMAGIC is committed to prudent growth and has the financial capacity to write substantially more business without the need to raise additional equity capital that would dilute return on equity. By way of example, NYMAGIC had a statutory basis net premiums written to policyholders' surplus ratio of only 0.75 for 2004.

NYMAGIC's growth strategy consists of three components. First, the Company will continue to pursue growth in its core Ocean Marine line of business. NYMAGIC's Ocean Marine book is a mature book, reflecting the Company's 40 years of experience. The Company has made a conscious decision to avoid certain marine lines. Nevertheless, the Company will continue to look for ways to expand upon its core book. This involves continuing to provide a high level of service to our existing customers, looking to attract new customers and production sources, and developing new products in response to industry opportunities.

Second, the Company will continue to work toward developing new lines of business. This will be pursued by making selective additions to our underwriting staff who come with expertise in new lines. Growth may also come from the addition of new program business. The Company continues to look for new program opportunities that fit our criteria of controlled, seasoned niche books of business.

Third, the Company will consider acquisition opportunities as they arise, but only after the Company has conducted extensive analysis of the potential acquisition's business and finances.

Commitment:

NYMAGIC's management is dedicated to increasing shareholder value through continued profitable operations, growth in revenues and profits, preservation of the Company's financial strength and increasing book value per share. Management is confident that NYMAGIC has the core strengths needed to accomplish these goals.

Description of NYMAGIC, INC. Insurance Products

Introduction:

NYMAGIC, INC. markets its insurance products using the trade name, "NYMAGIC, INC. and the MMO Group of Companies." The Company is best known to its shareholders and the investment community as NYMAGIC. However, it is best known to insurance brokers and customers as "MMO," referring to Mutual Marine Office, Inc. and its sister companies, Pacific Mutual Marine Office, Inc. and Mutual Marine Office of the Midwest, Inc. The Company adopted a dual identity for marketing purposes to address this issue.

For marketing purposes, the Company's insurance products are grouped into six categories: Ocean Marine, Energy, Inland Marine/Fire, Professional Liability, Casualty and Other Lines. The following is a description of each product line:

Ocean Marine:

This category includes insurance coverage for vessels, cargoes and third party liabilities in connection with all phases of the marine industry. Product offerings are as follows:

1. ***Hull and Machinery:*** Provides coverage for loss of or damage to commercial watercraft.

2. ***Hull and Machinery War Risk:*** Provides coverage for loss of or damage to commercial watercraft as a result of war, strikes, riots and civil commotions.

3. ***Cargo:*** Provides coverage for loss of or damage to goods while in the course of transit or in temporary storage.

4. ***Cargo War Risk:*** Provides coverage for loss of or damage to goods while in the course of transit as a result of war, which can be extended to include strikes, riots and civil commotions.

5. ***Protection and Indemnity:*** Provides primary and excess coverage for liabilities arising out of the operation of owned watercraft, including liability for injury to crew and damage to cargo.

6. ***Charterers' Legal Liability:*** Provides insurance coverage for lessors of watercraft as defined in the Charter Party (lease agreement).

7. ***Shoreline Marine Liability:*** Provides coverage for ship builders, ship repairers, wharf owners, stevedores, and terminal operators for liabilities arising out of their operations.

8. ***Marine Contractors Liability:*** Provides liability coverage to contractors servicing the marine and energy industries.

9. ***Maritime Employers Liability (Jones Act):*** Provides coverage for claims arising out of injuries to employees associated with maritime trades who may fall under the Jones Act.

10. ***Marine Umbrella (Bumbershoot) Liability:*** Provides excess liability coverage to marine insureds.

Energy:

This category includes insurance coverage for property, liability and well control exposures associated with oil and gas exploration and production. Product offerings are as follows:

1. ***Onshore and Offshore Oil and Gas Exploration and Production Exposures:*** Provides coverage for physical damage to drilling rigs and platforms, associated liabilities and control of well exposures.

2. ***Energy Umbrella (Bumbershoot) Liability:*** Provides excess liability coverage to companies engaged in oil & gas exploration, production and support.

Inland Marine/Fire:

This category includes insurance coverage for physical damage exposures traditionally classified as "inland marine" and commercial property:

1. ***Contractor's Equipment:*** Provides physical damage coverage for various types of fixed and mobile equipment used in the contracting and service industries.

2. ***Motor Truck Cargo:*** Provides insurance for cargo carried aboard trucks.

3. ***Transit Floaters***: Provides physical damage coverage for property while being transported on various conveyances and while in storage.

4. ***Commercial Property:*** Provides primary property insurance for owners and operators of commercial, residential and mercantile properties.

Professional Liability:

This category includes insurance coverages for acts, errors or omissions of various professional service providers on a claims made basis:

1. ***Accountants Professional Liability:*** Provides primary liability coverage for the errors and omissions of small to medium-sized accounting firms.

2. ***Lawyers Professional Liability:*** Provides primary liability coverage for law firms with an emphasis on intellectual property and specialty firms.

3. ***Miscellaneous Professional Errors & Omissions:*** Includes primary and excess liability coverage for non-medical professionals written on a claims-made basis. The book includes liability for music producers, web site designers, information technology consultants, title agents, home inspectors and other design and consulting firms.

Casualty:

This category includes insurance for third party liability risks, with an emphasis on accounts that can be written free of form and rate regulation:

1. ***Contractors Liability:*** Provides primary liability coverage for commercial and high-end residential contractors.

2. ***Commercial & Habitational Liability:*** Provides primary liability coverage for commercial property owners and lessors of habitational properties.

3. ***Products Liability:*** Provides primary liability coverage for manufacturers and distributors of commercial and consumer products.

Other Lines:

This category includes insurance for other specialty lines and for designated niches within a broader market:

1. ***Workers Compensation:*** Provides reinsurance for self-insured workers compensation trusts in New York State.

2. ***Commercial Automobile:*** Provides physical damage and liability insurance for commercial trucking fleets located primarily in New York State.

3. ***Directors & Officers Liability***: Provides coverage for directors and officers of companies on a primary basis for companies with assets under $100 million and on an excess basis for companies with assets up to $300 million.

4. ***Employment Practices Liability:*** Provides primary liability insurance to small and medium-sized businesses for employment-related claims brought by employees.

5. ***Surety:*** Provides commercial and contract bonds to small contractors located in the Southeastern and Midwestern regions of the United States.

New Lines:

The Company continues to investigate opportunities to enter into new lines of insurance to fuel future growth. Some opportunities are considered on a direct basis while others are evaluated in the form of new Program Business, where program managers can bring to NYMAGIC controlled, seasoned and niche lines that the Company views as profitable additions to its Specialty Lines.

NYMAGIC, INC.
Selected Financial Data[1]

NYMAGIC, INC.
Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
ASSETS		
Investments:		
Fixed maturities:		
Available for sale at fair value (amortized cost $111,590,800 and $92,594,971)	$112,732,900	$93,470,691
Trading at fair value (cost $17,310,386 and $61,423,212)	17,767,675	61,736,951
Limited partnerships at equity (cost $171,439,098 and $96,250,000)	190,477,346	105,434,419
Short-term investments	298,039,167	257,059,675
Total investments	619,017,088	517,701,736
Cash	11,855,146	1,940,541
Accrued investment income	2,659,731	2,099,641
Receivable for securities sold	5,067,411	---
Premiums and other receivables, net	42,598,519	23,981,910
Reinsurance receivables on unpaid losses, net	247,782,012	276,618,865
Reinsurance receivables on paid losses, net	14,512,616	4,229,697
Deferred policy acquisition costs	13,055,297	8,245,600
Prepaid reinsurance premiums	21,378,157	20,906,056
Deferred income taxes	7,528,757	11,772,721
Property, improvements and equipment, net	5,117,609	3,937,603
Other assets	6,521,354	3,690,715
Total assets	$997,093,697	$875,125,085
LIABILITIES		
Unpaid losses and loss adjustment expenses	$503,261,138	$518,929,558
Reserve for unearned premiums	83,088,394	61,821,283
Ceded reinsurance payable	25,462,841	25,812,895
Notes payable	100,000,000	---
Dividends payable	586,866	583,305
Payable for securities not yet settled	---	8,321,250
Other liabilities	26,576,866	15,365,694
Total liabilities	738,976,105	630,833,985
SHAREHOLDERS' EQUITY		
Common stock	15,335,740	15,279,390
Paid-in capital	36,781,911	35,476,566
Accumulated other comprehensive income	742,364	569,220
Retained earnings	251,418,750	239,127,097
	304,278,765	290,452,273
Treasury stock, at cost, 5,554,642 shares	(46,161,173)	(46,161,173)
Total shareholders' equity	258,117,592	244,291,100
Total liabilities and shareholders' equity	$997,093,697	$875,125,085

NYMAGIC, INC.

Consolidated Statements of Income

	Year ended December 31, 2004	2003
Revenues:		
Net premiums earned	$116,333,254	$96,393,950
Net investment income	23,678,954	22,393,704
Net realized investment gains	677,589	549,988
Commission and other income	2,250,902	1,458,007
Total revenues	142,940,699	120,795,649
Expenses:		
Net losses and loss adjustment expenses incurred	66,558,048	55,715,314
Policy acquisition expenses	25,166,397	19,430,211
General and administrative expenses	23,246,665	19,427,784
Interest expense	5,352,775	25,652
Total expenses	120,323,885	94,598,961
Income before income taxes	22,616,814	26,196,688
Income tax provision:		
Current	3,835,416	8,987,448
Deferred	4,150,733	116,476
Total income tax expense	7,986,149	9,103,924
Net income	$14,630,665	$17,092,764
Weighted average number of shares of common stock outstanding-basic	9,736,490	9,673,323
Basic earnings per share	$1.50	$1.77
Weighted average number of shares of common stock outstanding-diluted	9,916,188	9,827,676
Diluted earnings per share	$1.48	$1.74

(1) The following two pages contain selected financial data on the Company encompassing the past two years. For complete financial statements and an extensive discussion of the NYMAGIC's business and financial results, please refer to the Company's 2004 Annual Report on Form 10-K.

Directors

John R. Anderson [3,5,6]
Director
NYMAGIC, INC.

Glenn Angiolillo [2,6]
President
GJA Corp.

John T. Baily [2,4]
Director
NYMAGIC, INC.

David E. Hoffman [2,5,6]
Director
NYMAGIC, INC.

William J. Michaelcheck [3]
Chairman
Mariner Partners, Inc.

William D. Shaw, Jr. [1,3]
Vice Chairman
NYMAGIC, INC.

Robert G. Simses [1,3,4]
Partner
Simses & Associates, P.A.

George R. Trumbull, III [1,4]
Chairman and Chief Executive Officer
NYMAGIC, INC.

David W. Young [2,3,4,5]
Partner
Conning Capital Partners

Executive Officers

George R. Trumbull, III
Chairman and Chief Executive Officer

A. George Kallop
Executive Vice President and
Chief Operating Officer

George F. Berg
Senior Vice President - Claims

Mark W. Blackman
Chief Underwriting Officer

Thomas J. Iacopelli
Senior Vice President,
Chief Financial Officer and Treasurer

Paul J. Hart
Senior Vice President,
General Counsel and Secretary

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Finance Committee
4 Member of the Underwriting Committee
5 Member of the Human Resources Committee
6 Member of the Nominating Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ________________________________

Commission file number 1-11238.

NYMAGIC, INC.

(Exact name of registrant as specified in its charter)

New York	13-3534162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
919 Third Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

The registrant's telephone number, including area code: (212) 551-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No__

MARKET VALUE

The aggregate market value of the outstanding common stock held by non-affiliates of the registrant, as of June 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $163,004,942, based on the closing price of the stock on the New York Stock Exchange on that date.

OUTSTANDING STOCK

As of March 1, 2005, there were 8,688,363 outstanding shares of common stock, $1.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the registrant's definitive proxy statement to be filed with the Commission within 120 days after the close of the registrant's fiscal year.

NYMAGIC, INC.

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FORWARD - LOOKING STATEMENTS

This report contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. Any forward-looking statements concerning the Company's operations, economic performance and financial condition contained herein, including statements related to the outlook for the Company's performance in 2005 and beyond, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon a number of assumptions and estimates which inherently are subject to uncertainties and contingencies, many of which are beyond the control of the Company. Some of these assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from such statements. These include, but are not limited to, the cyclical nature of the insurance and reinsurance industry, premium rates, investment results, the estimation of loss reserves and loss reserve development, uncertainties associated with asbestos and environmental claims, including difficulties with assessing latent injuries and the impact of litigation settlements, bankruptcies and potential legislation, the uncertainty surrounding the loss amounts related to the attacks of September 11, 2001, the occurrence and effects of wars and acts of terrorism, net loss retention, the effect of competition, the ability to collect reinsurance receivables and the timing of such collections, the availability and cost of reinsurance, the possibility that the outcome of any litigation or arbitration proceeding is unfavorable, the ability to pay dividends, regulatory changes, changes in the ratings assigned to the Company by rating agencies, failure to retain key personnel, the possibility that our relationship with Mariner Partners, Inc. could terminate or change, and the fact that ownership of our common stock is concentrated among a few major stockholders and is subject to the voting agreement, as well as assumptions underlying any of the foregoing and are generally expressed with words such as "intends," "intend," "intended," "believes," "estimates," "expects," "anticipates," "plans," "projects," "forecasts," "goals," "could have," "may have" and similar expressions. These risks could cause actual results for the 2005 year and beyond to differ materially from those expressed in any forward-looking statements made. The Company undertakes no obligation to update publicly or revise any forward-looking statements made.

Part I

Item 1. Business

General

NYMAGIC, INC., a New York corporation (the "Company" or "NYMAGIC"), is a holding company which owns and operates insurance companies, risk bearing entities and insurance underwriters and managers; the Company also consolidates its interest in a limited partnership hedge fund:

Insurance Companies and Lloyd's Corporate Capital Vehicle:

New York Marine And General Insurance Company ("New York Marine"), Gotham Insurance Company ("Gotham"), MMO UK, Ltd. ("MMO UK") and MMO EU, Ltd. ("MMO EU"). MMO UK and MMO EU have been inactive since 2002.

Insurance Underwriters and Managers:

Mutual Marine Office, Inc. ("MMO"), Pacific Mutual Marine Office, Inc. ("PMMO") and Mutual Marine Office of the Midwest, Inc. ("Midwest").

Consolidated Investment Interests:

Mariner Tiptree (CDO) Fund I, L.P. ("Tiptree").

New York Marine and Gotham each currently holds a financial strength rating of A ("Excellent") from A.M. Best Company. This is the third highest of fifteen rating levels in A.M. Best's classification system. MMO UK, as a corporate member of Lloyd's of London ("Lloyd's"), is not separately rated. Lloyd's is also currently rated A ("Excellent"). Many of the Company's insureds rely on ratings issued by rating agencies. Any adverse change in the rating assigned to New York Marine and Gotham by a rating agency could adversely impact our ability to write premiums. MMO UK has not provided capacity, which is the ability to underwrite a certain amount of business, to any Lloyd's syndicate since 2002.

The Company has specialized in underwriting ocean marine, inland marine, other liability and aircraft insurance through insurance pools managed by MMO, PMMO, and Midwest (collectively referred to as "MMO and affiliates") since 1964. However, the Company has ceased writing any new policies covering aircraft risks subsequent to March 31, 2002. The Company decided to exit the commercial aviation insurance business because it is highly competitive, had generated underwriting losses for most years during the 1990's, and because it is highly dependent on the purchase of substantial amounts of reinsurance, which became increasingly expensive after the events of September 11, 2001. This decision has enabled the Company to concentrate on its core lines of business, which include ocean marine, inland marine/fire and other liability.

In addition to managing the insurance pools as discussed below, the Company participates in the risks underwritten for the pools through New York Marine and Gotham. All premiums, losses and expenses are pro-rated among pool members in accordance with their pool participation percentages.

In 1997, the Company formed MMO EU as a holding company for MMO UK, which operated as a limited liability corporate vehicle to provide capacity for syndicates within Lloyd's. Lloyd's consists of a number of syndicates whose purpose is to serve as risk taking entities. Syndicates maintain a certain amount of capacity, depending upon the level of capital provided by the syndicate's investors. This capacity is then allocated to investors in the syndicate based upon their ratio of capital provided to the syndicate.

In 1997, the Company acquired ownership of a Lloyd's managing agency, which was subsequently renamed MMO Underwriting Agency, Ltd., and commenced underwriting in 1998 for the Company's wholly owned subsidiary MMO UK, which in 2000 provided 100%, or $29.8 million, of the capacity for Lloyd's Syndicate 1265, which primarily wrote marine insurance. In 2000, the Company sold MMO Underwriting Agency Ltd. in exchange for a minority interest in Cathedral Capital PLC, which manages Lloyd's Syndicate 2010, and Lloyd's Syndicate 1265 was placed into runoff. "Runoff" is a term used to refer to an insurer that has ceased writing new insurance policies but that continues to exist for the purpose of paying claims on policies that it has already written. In 2001, its last active year of underwriting, MMO UK provided approximately 11.2%, or $13.6 million, of the capacity for Lloyd's

Syndicate 2010 which primarily writes assumed property and aviation insurance. In 2001, the Company initiated a withdrawal from its London operations which was subsequently completed in 2002. MMO EU, MMO UK, Lloyd's Syndicate 1265 and Lloyd's Syndicate 2010 are collectively hereinafter referred to as "MMO London."

MMO UK has not provided capacity to any Lloyd's syndicate since 2002. In February 2003, the Company sold its minority interest in Cathedral Capital PLC for approximately $2.8 million. This sale had no material effect on the Company's results of operations.

In 2003, the Company obtained a 100% interest in a limited partnership hedge fund, (Tiptree), that invests in Collateralized Debt Obligations (CDO) securities, Credit Related Structured Product (CRS) securities and other structured product securities that are structured, managed or advised by a Mariner affiliated company. See "Relationship with Mariner Partners Inc."

The Pools

MMO, located in New York, PMMO, located in San Francisco, and Midwest, located in Chicago (the "Manager" or the "Managers"), manage the insurance pools in which the Company participates.

The Managers accept, on behalf of the pools, insurance risks brought to the pools by brokers and others. All premiums, losses and expenses are pro-rated among the pool members in accordance with their percentage participation in the pools. Originally, the members of the pools were insurance companies that were not affiliated with the Managers. New York Marine and Gotham joined the pools in 1972 and 1987, respectively. Subsequent to their initial entry in the pools, New York Marine and Gotham steadily increased their participation, while the unaffiliated insurance companies reduced their participation or withdrew from the pools entirely. Since 1997, the only pool members are New York Marine and Gotham, who together write 100% of the business produced by the pools.

Assets and liabilities resulting from the insurance pools are allocated to the members of the insurance pools based upon the pro rata participation of each member in each pool in accordance with the terms of the management agreement entered into by and between the pool participants and the Managers.

Pursuant to the pool management agreements, the pool members have agreed not to accept ocean marine insurance, other than ocean marine reinsurance, in the United States, its territories and possessions and the Dominion of Canada unless received through the Managers or written by the pool member on its own behalf and have authorized the Managers to accept risks on behalf of the pool members and to effect all transactions in connection with such risks, including the issuance of policies and endorsements and the adjustment of claims. As compensation for its services, the Managers receive a fee of 5.5% of gross premiums written by the pools and a contingent commission of 10% on net underwriting profits, subject to adjustment. The management commission charged by MMO has been eliminated in consolidation with respect to the New York Marine and Gotham share. Since the 1997 policy year, all management commissions charged by MMO have been eliminated in consolidation.

As part of its compensation, the Manager also receives profit commissions on pool business ceded to reinsurers under various reinsurance agreements. Profit commissions on business ceded to reinsurers are calculated on an earned premium basis using inception to date underwriting results for the various reinsurance treaties. Adjustments to commissions, resulting from revisions in coverage or audit premium adjustments, are recorded in the period when realized and billed. Subject to review by the reinsurers, the Managers calculate the profitability of all profit commission agreements placed with various reinsurance companies.

Two former pool members, Utica Mutual Insurance Company ("Utica Mutual") and Arkwright Mutual Insurance Company ("Arkwright"), which is currently part of the FM Global Group, withdrew from the pools in 1994 and 1996, respectively, and retained the liability for their effective pool participation for all loss reserves, including losses incurred but not reported ("IBNR") and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools.

On May 28, 2003, an arbitration proceeding against Utica Mutual was completed and it was ordered to pay MMO approximately $7.8 million, which represented Utica Mutual's funding requirement to the pools and had no impact on the Company's results of operations. In addition, the Company was awarded interest of approximately $1 million on a pre-tax basis which was reflected in results of operations in 2003. Following the award, these amounts were paid in full. This award confirmed that, as a pool member, Utica Mutual is required to fund gross losses paid by MMO, acting as managing agent.

The Company is not aware of any facts that could result in any possible defaults by either Arkwright or Utica Mutual with respect to their pool obligations, which might impact liquidity or results of operations of the Company, but there can be no assurance that such events will not occur.

Segments

The Company's domestic insurance companies are New York Marine and Gotham. New York Marine and Gotham underwrite insurance business by accepting risks generally through insurance brokers. The domestic insurance companies engage in business in all 50 states and also accept business risks in such worldwide regions as Europe, Asia, and Latin America. See "Regulation." The Company's domestic insurance agencies are MMO, PMMO and Midwest. These agencies underwrite all the business for the domestic insurance companies.

The Company considers the four lines of business underwritten by its domestic insurance/agency companies plus business derived from MMO London as appropriate segments to report its business operations. The Company's overall performance is evaluated through its five main business segments.

The domestic insurance/agency companies underwrite in four different segments: ocean marine, inland marine/fire, non-marine liability and aircraft lines of insurance.

Ocean marine insurance is written on a direct and assumed reinsurance basis and covers a broad range of classes as follows:

Hull and Machinery Insurance: Provides coverage for loss of or damage to commercial watercraft.

Hull and Machinery War Risk Insurance: Provides coverage for loss of or damage to commercial watercraft as a result of war, strikes, riots, and civil commotions.

Cargo Insurance: Provides coverage for loss of or damage to goods in transit or temporary storage.

Cargo War Risk Insurance: Provides coverage for loss of or damage to goods in transit as a result of war, which can be extended to include strikes, riots and civil commotions.

Protection and Indemnity: Provides primary and excess coverage for liabilities arising out of the operation of owned watercraft, including liability to crew and cargo.

Charters' Legal Liability: Provides coverage for liabilities arising out of the operation of leased or chartered watercraft.

Shoreline Marine Liability Exposures: Provides coverage for ship builders, ship repairers, wharf owners, stevedores and terminal operators for liabilities arising out of their operations.

Marine Contractor's Liability: Provides coverage for liabilities arising out of onshore and offshore services provided to the marine and energy industries.

Maritime Employers Liability (Jones Act): Provides coverage for claims arising out of injuries to employees associated with maritime trades who may fall under the Jones Act.

Marine Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for marine insureds.

Onshore and Offshore Oil and Gas Exploration and Production Exposures: Provides coverage for physical damage to drilling rigs and platforms, associated liabilities and control of well exposures.

Energy Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for exploration and production facilities as well as commercial general liability and automobile liability.

Petroleum and Bulk Liquid Cargo: Provides coverage for loss and damage to petroleum and liquid bulk cargo.

Inland marine/fire insurance traditionally covers property while being transported, or property of a movable, or "floating" nature and includes the following:

Contractor's Equipment: Provides coverage for physical damage to various types of fixed and mobile equipment used in the contracting and service industries.

Motor Truck Cargo: Provides coverage for cargo carried aboard trucks.

Transit Floaters: Provides coverage for physical damage to property while being transported on various conveyances and while in storage.

Commercial Property: Provides primary property coverage for owners and operators of commercial, residential and mercantile properties.

Surety: Provides commercial and contract bonds to small contractors located in the Southeastern and Midwestern regions of the United States.

Inland marine also includes excess and surplus lines property coverage on unique or hard to place commercial property risks that do not fit into standard commercial lines coverages. Excess and surplus lines property risks are written primarily through Gotham.

Non-marine liability insurance is written on a direct and assumed reinsurance basis and includes:

Professional Liability including:

Accountants Professional Liability: Provides primary liability coverage for the errors and omissions of small to medium-sized accounting firms.

Lawyers Professional Liability: Provides primary liability coverage for law firms with an emphasis on intellectual property and specialty firms.

Miscellaneous Professional Errors & Omissions: Includes primary and excess liability coverage for non-medical professionals written on a claims-made basis. The book includes liability for music producers, web site designers, information technology consultants, title agents, home inspectors and other design and consulting firms.

Casualty including:

Contractors Liability: Provides primary liability coverage for commercial and high-end residential contractors.

Commercial and Habitational Liability: Provides primary liability coverage for commercial property owners and lessors of habitational properties.

Products Liability: Provides primary liability coverage for manufacturers and distributors of commercial and consumer products.

Other Lines including:

Workers Compensation: Provides reinsurance for self-insured workers compensation trusts in New York State and California.

Commercial Automobile: Provides physical damage and liability insurance for commercial mid-sized trucking fleets located primarily in New York State.

Directors and Officers Liability: Provides coverage for directors and officers of companies on a primary basis for companies with assets under $100 million and on an excess basis for companies with assets under $300 million.

Employment Practices Liability: Provides primary liability insurance to small and medium-sized businesses for employment-related claims brought by employees.

Since January 1, 2001, the Company has entered into a number of new specialty lines of business identified above including professional liability, commercial real estate, employment practices liability, surety, excess workers' compensation and commercial automobile insurance. The Company continues to look for appropriate opportunities to diversify its business portfolio by offering new lines of insurance in which management believes the Company has sufficient underwriting and claims expertise. However, because of the Company's limited history in these new lines, it may impact management's ability to successfully develop these new lines or appropriately price and reserve for the ultimate loss associated with these new lines. Due to the Company's limited history in these lines, management may have less experience managing the development and growth of such lines than some of our competitors. Additionally, there is a risk that the lines of business into which the Company expands will not perform at the level it anticipates.

Aircraft insurance provides insurance primarily for commercial aircraft and includes hull and engine insurance, liability insurance as well as products liability insurance. Coverage is written on a direct and assumed reinsurance basis. The Company ceased writing any new policies covering aircraft insurance as of March 31, 2002.

MMO London, the fifth business segment, consists of insurance participation in Lloyd's. Lloyd's provided worldwide venues for MMO London to underwrite insurance. MMO London has not provided capacity to any Lloyd's syndicate since January 1, 2002. Business obtained by MMO London through Syndicate 1265 included ocean marine insurance. Business obtained through Syndicate 2010 included treaty reinsurance of property and aircraft insurance.

The following tables set forth the Company's gross and net written premiums, after reinsurance ceded, including business from MMO London.

NYMAGIC Gross Premiums Written By Segment	Year Ended December 31,					
	2004		2003		2002	
	(Dollars in thousands)					
Ocean marine	$104,726	57%	$ 94,649	66%	$ 89,301	59%
Inland marine/Fire	16,878	9%	16,515	12%	13,311	9%
Other liability	61,688	34%	28,468	20%	13,874	9%
Subtotal	183,292	100%	139,632	98%	116,486	77%
Aircraft	342	--	3,565	2%	35,874	23%
MMO London	--	--	--	--	157	--
Total	$183,634	100%	$143,197	100%	$152,517	100%

NYMAGIC Net Premiums Written By Segment	Year Ended December 31,					
	2004		2003		2002	
	(Dollars in thousands)					
Ocean marine	$ 82,689	60%	$ 67,744	69%	$ 70,839	67%
Inland marine/Fire	5,255	4%	4,833	5%	2,975	3%
Other liability	49,190	36%	22,961	23%	9,960	9%
Subtotal	137,134	100%	95,538	97%	83,774	79%
Aircraft	(6)	--	2,769	3%	22,366	21%
MMO London	--	--	--	--	302	--
Total	$137,128	100%	$98,307	100%	$106,442	100%

Reinsurance Ceded

Ceded premiums written to reinsurers in 2004, 2003 and 2002 amounted to $46.5 million, $44.9 million and $46.1 million, respectively.

A reinsurance transaction takes place when an insurance company transfers (cedes) a portion or all of its liability on insurance written by it to another insurer. The reinsurer assumes the liability in return for a portion or all of the premium. The ceding of reinsurance does not legally discharge the insurer from its direct liability to the insured under the policies including, but not limited to, payment of valid claims under the policies. The Company, through the pools, cedes the greater part of its reinsurance through annual reinsurance agreements (treaties) with other insurance companies. These treaties, which cover entire lines or classes of insurance, allow the Company to automatically reinsure risks without having to cede liability on a policy by policy (facultative) basis, although facultative reinsurance is utilized on occasion.

Generally, the Managers place reinsurance with companies which initially have an A.M. Best rating of A- (Excellent) or greater or which have sufficient financial strength, in management's opinion, to warrant being used for reinsurance protections. The Managers also examine financial statements of reinsurers and review such statements for financial soundness and historical experience. In addition, the Company, through the pools, withholds funds and may obtain letters of credit under reinsurance treaties in order to collateralize the obligations of reinsurers. The Company monitors the financial status of all reinsurers on a regular basis.

The Company, through the pools, attempts to limit its exposure from losses on any one occurrence through the use of various excess of loss, quota share and facultative reinsurance arrangements and endeavors to minimize the risk of default by any one reinsurer by reinsuring risks with many different reinsurers. The Company utilizes many separate reinsurance treaties each year, generally with a range of 1 to 15 reinsurers participating on each treaty. Some reinsurers participate on multiple treaties. The Company also utilizes quota share reinsurance treaties in which the reinsurers participate on a set proportional basis in both the premiums and losses. Additionally, the Company utilizes excess of loss reinsurance treaties in which the reinsurers, in exchange for a minimum premium, subject to upward adjustment based upon premium volume, agree to pay for that part of each loss in excess of an agreed upon amount. The Company's retention of exposure, net of these treaties, varies among its different classes of business and from year to year, depending on several factors, including the pricing environment on both the direct and ceded books of business and the availability of reinsurance.

Until January 1, 2004, the Company generally obtained reinsurance for each line of business to reduce its exposure to a maximum of $2 million for any one risk or occurrence. From time to time, however, the Company has retained liability in excess of $2 million for or any one insured or any one occurrence. Such instances generally reflected a business decision regarding the cost and/or the availability of reinsurance.

In the final year in which the Company wrote aviation insurance, April 1, 2001 to April 1, 2002, the Company wrote some policies with a net loss retention of up to $3 million for any one aircraft or any one occurrence. However, the Company did not experience any losses for which it was required to retain losses in excess of $2 million.

For 2002, the Company's net retention per loss in the ocean marine line was limited to $2 million per risk. Individual losses arising out of a common occurrence could result in aggregate retained losses of $3 million, and one such occurrence did result in a net retention of $3 million to the Company.

In August 2003, the Company entered into a cargo program with retained liability of up to $2.5 million for any one occurrence, and in 2004 the Company experienced a loss which equaled its net retention of $2.5 million.

In 2004, the Company increased its exposure in the ocean marine line to a net loss retention of up to $4 million for any one occurrence. In 2005, the Company reduced its exposure in the ocean marine line to a net loss retention of $3 million for any one occurrence. With regard to its other lines, the Company endeavors to limit its exposure to a maximum of $2 million on any one risk.

The Company attempts to limit its exposure from catastrophes through the purchase of general excess of loss reinsurance, which provides coverage in the event that multiple insureds incur losses arising from the same occurrence. These coverages require the Company to pay a minimum premium, subject to upward adjustment based upon premium volume. The treaties, which extend in general for a twelve-month period, obligate the reinsurers to pay for the portion of the Company's aggregate losses (net of specific reinsurance) that fall within each treaty's coverage.

In the event of a loss, the Company may be obligated to pay additional reinstatement premiums under its excess of loss reinsurance treaties up to the amount of the original premium paid under such treaties. Every effort is made to purchase sufficient reinsurance coverage to protect the Company against the cumulative impact of several losses arising from a single occurrence, but there is no guarantee that such reinsurance coverage will prove sufficient.

The Company reinsures risks with several domestic and foreign reinsurers as well as syndicates of Lloyd's. The Company's largest unsecured reinsurance receivables as of December 31, 2004 were from the following reinsurers:

Reinsurer	Amounts	A.M. Best Rating
	(in millions)	
Lloyd's Syndicates	$ 55.5	A (Excellent)
Swiss Reinsurance America Corp.	12.0	A+ (Superior)
FM Global (Arkwright)	7.7	A+ (Superior)
Lloyd's (Equitas)	7.2	NR-3 (Rating Procedure Inapplicable)
Folksamerica Reinsurance Company	7.0	A (Excellent)
GE Reinsurance Corp.	4.2	A (Excellent)
Liberty Mutual Insurance Company	3.4	A (Excellent)
Utica Mutual Insurance Company	3.1	A- (Excellent)
Hartford Fire Insurance Company	3.1	A+ (Superior)
Total	$103.2	

The reinsurance contracts with the above listed companies are generally entered into annually and provide coverage for claims occurring while the relevant agreement was in effect, even if claims are made in later years. The contracts with Arkwright and Utica Mutual were entered into with respect to their participation in the pools.

Lloyd's maintains a trust fund, which was established for the benefit of all United States ceding companies. For the three most recent years for which Lloyd's has reported results, 2001, 2000, and 1999, losses were reported for all three years. Lloyd's is expected to report a profit for 2003 and 2002. Lloyd's receivables represent amounts due from approximately 100 different Lloyd's syndicates.

Equitas, a Lloyd's company established to settle claims for underwriting years 1992 and prior, maintains policyholders' surplus at March 31, 2004 of approximately 460 million Pounds Sterling (US $840 million). However, given the uncertainty surrounding the adequacy of surplus and sufficiency of assets in Equitas to meet its ultimate obligations, there is a reasonable possibility that the Company's collection efforts relating to reinsurance receivables from Equitas may be adversely affected in the future.

At December 31, 2004, the Company's reinsurance receivables from reinsurers other than those listed above were approximately $155 million, including amounts recoverable for paid losses, case loss reserves, IBNR losses and unearned premiums, and net of ceded balances payable. This amount is recoverable collectively from approximately 600 reinsurers or syndicates, no single one of whom was liable to the Company for an unsecured amount in excess of approximately $3 million.

Approximately 87% of the Company's total reinsurance receivables as of December 31, 2004 are fully collateralized by letters of credit and or funds withheld, or reside with entities rated "A-" or higher, or are subject to offsetting balances.

The only reinsurer that has received funds from the Company in the past three years and failed to honor its obligations to us is Lloyd's, but we subsequently recovered all paid loss balances currently due from Lloyd's through an arbitration proceeding. However, some of the reinsurers to which we previously ceded premiums are contesting coverage issues and their obligations to reinsure claims we paid on liability policies written during the period 1978 to 1985. The paid balances due from these companies collectively amount to approximately $1.0 million as of December 31, 2004. We are vigorously enforcing collection of these reinsurance receivables through arbitration proceedings and/or commutation, but the unfavorable resolution of these arbitration proceedings and commutation negotiations could be material to our results of operations. The estimated amounts due from financially impaired reinsurers are included in our reserves for doubtful accounts on reinsurance receivables of $12.4 million and $12.8 million as of December 31, 2004 and December 31, 2003, respectively.

Reserves

The applicable insurance laws under which the Company operates require that reserves be maintained for the payment of losses and loss adjustment expenses with respect to both reported and IBNR losses under its insurance policies. IBNR losses are those losses, based upon historical experience and other relevant data, that the Company estimates will be reported or ultimately develop under policies issued by the Company.

Case loss reserves are determined by evaluating reported claims on the basis of the type of loss involved, knowledge of the circumstances surrounding the claim and the policy provisions relating to the type of loss. IBNR losses are estimated on the basis of statistical information with respect to the probable number and nature of losses, which have not yet been reported. The Company's IBNR is based upon a review of its historical reported loss development patterns. The establishment of reserves (and the increase in reserves) has the effect of reducing income while the reduction of reserves increases income.

The loss settlement period for payment of insurance claims may be many years, and during this period it often becomes necessary to adjust the estimate of liability on a claim either upward or downward. The classes of marine, aircraft and non-marine liability insurance written by the Company include liability classes which historically have had longer periods of time between occurrence of an insurable event, reporting of the claim to the Company and final settlement. In such cases, the Company is forced to estimate reserves with the possibility of making several adjustments to reserves during this time period. Other classes of insurance, such as property and claims-made non-marine liability classes, historically have had shorter periods of time between occurrence of an insurable event, reporting of the claim to the Company and final settlement. The reserves with respect to such classes are less likely to be readjusted.

Prior to 1997, when the Company began to write 100% of the business produced by the pools, the Company, from time to time, increased its participation in the pools. The effect of each such increase was prospective in nature and does not affect the loss reserves set forth herein for the years prior to the effective date of any such change in participation percentage.

The Company is required to maintain reserves to cover our estimated ultimate liability of losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are what management estimates the settlement and administration of claims will cost, based on our assumptions and facts and circumstances known to the Company. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, the Company cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. The low frequency and high severity of the risks we insure make it difficult to assess the adequacy of our loss reserves. The level of catastrophe losses has fluctuated in the past and may fluctuate in the future. For example, after tax losses resulting from catastrophes in 2004, 2003 and 2002 amounted to $2.9 million, $0 and $2 million respectively. If our reserves are insufficient to cover our actual losses and loss adjustment expenses, we would have to augment our reserves and incur a charge to our earnings. These charges could be material.

Unpaid losses and loss adjustment expenses for each segment on a gross and net of reinsurance basis as of December 31, 2004 were as follows:

	Gross	Net
	(in thousands)	
Ocean marine	$198,655	$123,346
Inland marine/fire	21,801	7,216
Other liability	126,023	79,278
Aircraft	156,782	45,639
Total	$503,261	$255,479

In 2001, the Company recorded losses of $154.9 million and $8.0 million on a gross and net of reinsurance basis, respectively, in its aircraft line of business as a result of the terrorist attacks of September 11, 2001 on the World Trade Center, the Pentagon and the hijacked airliner that crashed in Pennsylvania (collectively, the "WTC attack"). Additional reinsurance costs were also incurred on the WTC attack and amounted to $5.0 million. Since 2001, reinsurance recoverables related to the WTC attack have decreased and the net liability has increased as a result of the commutation of certain reinsurance recoverables. The ultimate gross and net liability for unpaid losses resulting from the WTC attack represent the estimated ultimate costs of all incurred claims and claim adjustment expenses. Since the gross liability and related reinsurance recoverables are based on estimates, the ultimate liability may change from the amount provided currently, depending upon revisions in gross loss estimates and the interpretation as to the number of occurrences as defined in the aircraft ceded reinsurance treaties. For example, in September 2004 the Company became aware of additional information that allowed us to reduce loss reserves relating to the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania. This amounted to a reduction of $16.3 million and $8.3 million in gross and net loss reserves, respectively, to the Company.

Asbestos and Environmental Reserves

Our insurance subsidiaries are required to record an adequate level of reserves necessary to provide for all known and unknown losses on insurance business written. Our insurance subsidiaries have not had difficulties in maintaining reserves in recent years at aggregate levels which management believes to be adequate based on management's best estimates, but the loss reserving process is subject to many uncertainties as further described herein.

The difficulty in estimating our reserves is increased because the Company's loss reserves include reserves for potential asbestos and environmental liabilities. Asbestos and environmental liabilities are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liabilities.

The Company participated in the issuance of both umbrella casualty insurance for various Fortune 1000 companies and ocean marine liability insurance for various oil companies during the period from 1978 to 1985. Depending on the calendar year, the insurance pools' net retained liability per occurrence after applicable reinsurance ranged from $250,000 to $2,000,000. The Company's effective pool participation on such risks varied from 11% in 1978 to 59% in 1985. Ocean marine and non-marine policies issued during the past three years also provide some coverage for environmental risks.

At December 31, 2004, the Company's gross, ceded and net loss and loss adjustment expense reserves for all asbestos/environmental policies amounted to $70.7 million, $57.9 million and $12.8 million, as compared to $77.3 million, $65.5 million and $11.8 million at December 31, 2003.

The Company believes that the uncertainty surrounding asbestos/environmental exposures, including issues as to insureds' liabilities, ascertainment of loss date, definitions of occurrence, scope of coverage, policy limits and application and interpretation of policy terms, including exclusions renders it difficult to determine the ultimate loss for asbestos/environmental related claims. Given the uncertainty in this area, losses from asbestos/environmental related claims may develop adversely and, accordingly, management is unable to predict accurately the range of possible loss that could arise from asbestos/environmental related claims. However, the Company's net unpaid loss and loss adjustment expense reserves in the aggregate, as of December 31, 2004, represent management's best estimate.

The Company provides for IBNR on Asbestos & Environmental liabilities after considering various reserving methodologies. One methodology considers a specific ground up analysis which reviews the potential exposure based upon actual policies issued by MMO. Other methodologies include industry survival ratios and market share statistics per loss settlement.

The following table sets forth the Company's net loss and loss adjustment expense experience for asbestos/environmental policies for each of the past three years:

	Year ended December 31,		
	2004	2003	2002
	(In thousands)		
Asbestos/Environmental			
Net unpaid losses and loss adjustment expenses (including IBNR) at beginning of period	$11,797	$12,696	$11,492
Net incurred losses and loss adjustment expenses	4,264	753	2,195
Net paid loss settlements	(3,196)	(1,501)	(880)
Net loss adjustment expense payments (cost of administering claims)	(106)	(151)	(111)
Net unpaid losses and loss adjustment expenses (including IBNR) at end of period	$12,759	$11,797	$12,696

The following sets forth a reconciliation of the number of claims relating to asbestos/environmental policies for each of the past three years:

	Year ended December 31,		
	2004	2003	2002
Number of claims pending at beginning of period	453	490	409
Number of claims reported	71	54	186
Number of claims settled/dismissed or otherwise resolved	(49)	(91)	(105)
Number of claims pending at end of period	475	453	490

Claims reported involve a large number of relatively small individual claims of a similar type. Additional asbestos claims continue to be reported to the Company, including claims brought by individuals who do not appear to be impaired by asbestos exposure. There is also an increasing trend in the number of companies seeking bankruptcy protection as a result of asbestos-related liabilities. These bankruptcy proceedings may impact the Company by significantly accelerating and increasing loss payments made by the Company. As a result of these trends, there is a high degree of uncertainty with respect to future exposure from asbestos claims.

Other Reserves

The insurance pools have written coverage for products liability as part of other liability insurance policies issued since 1985. The insurance pools' maximum loss per risk is generally limited to $1,000,000 and the Company's participation percentage ranges from 59% to 100% based upon policy year. The Company believes that its reserves with respect to such policies are adequate to cover the ultimate resolution of all such products liability claims.

Loss Reserve Table

The following table shows changes in the Company's reserves in subsequent years from prior years' reserves. Each year the Company's estimated reserves increase or decrease as more information becomes known about the frequency and severity of losses for past years. As indicated in the chart, a "redundancy" means the original estimate of the Company's consolidated liability was higher than the current estimate, while a "deficiency" means that the original estimate was lower than the current estimate.

The first line of the table presents, for each of the last ten years, the estimated liability for net unpaid losses and loss adjustment expenses at the end of the year, including IBNR losses. The estimated liability for net unpaid losses and loss adjustment expenses is determined quarterly and at the end of each calendar year. Below this first line, the first section of the table shows, by year, the cumulative amounts of net loss and loss adjustment expenses paid as of the end of each succeeding year, expressed as a percentage of the original estimated net liability for such amounts.

The second section sets forth the re-estimates in later years of net incurred losses, including net payments, as a percentage of the original estimated net liability for net unpaid losses and loss adjustment expenses for the years indicated. Percentages less than 100% represent a redundancy, while percentages greater than 100% represent a deficiency. The net cumulative redundancy (deficiency) represents, as of December 31, 2004, the aggregate change in the estimates over all prior years. The changes in re-estimates have been reflected in results from operations over the periods shown.

The third section sets forth the cumulative redundancy (deficiency) of unpaid losses and loss adjustment expenses on a gross basis, which represents the aggregate change in the estimates of such losses over all prior years starting with the 1994 calendar year.

The Company calculates its loss reserves on the basis of management's best estimate. In 9 out of the past 10 years, the Company has recorded redundancies in its net loss reserve position. The Company's considered view, in light of this history, is that management is highly sensitive to the nuances of the Company's lines of business and that establishing net loss reserves based upon management's best estimate is a more reliable method of calculating net loss reserves than providing a range of net loss reserves and gives the Company greater assurance that its net loss reserves are appropriate. In addition, the Company believes that its history of establishing adequate net loss reserves compares favorably with industry experience.

The Company considers a variety of factors in its estimate of loss reserves. These elements include, but are not necessarily limited to, the level of catastrophe losses incurred during the period, the length of the reporting tail (i.e. occurrence versus claims made coverage), the nature of the risk insured (i.e. property versus liability), the level of net retention per loss and the emergence of identifiable trends in the statistical analysis of paid and incurred loss data. Case loss reserves are determined by evaluating reported claims on the basis of the type of loss involved, knowledge of the circumstances surrounding the claim and the policy provisions relating to the type of loss. IBNR losses are estimated on the basis of statistical information with respect to the probable number and nature of losses which have not yet been reported to the Company. The Company utilizes many different types of actuarial methods in calculating IBNR including an evaluation of IBNR by the use of historical paid loss and incurred data utilizing the Bornheutter-Ferguson method.

Since January 1, 2001, the Company has entered into a number of new specialty lines of business including professional liability, commercial real estate, employment practices liability, surety, excess workers' compensation and commercial automobile insurance. Because of the Company's limited history in these new lines, it may impact management's ability to appropriately reserve for the ultimate loss associated with these new lines. Management considers many factors when estimating the ultimate loss ratios for these various classes, including industry loss ratios and anticipated loss ratios based upon known experience.

Year Ended December 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	Year Ended December 31, (Dollars in thousands)										
Estimated Liability for Net Unpaid Losses and Loss Adjustment Expenses	212,377	229,916	227,370	222,335	213,589	196,865	199,685	210,953	208,979	242,311	255,479
Cumulative Amount of Net Losses and Loss Adjustment Expenses Paid as a Percentage of Original Estimate:											
1 Year Later	20%	20%	17%	19%	20%	24%	28%	30%	8%	18%	
2 Years Later	34%	32%	30%	32%	35%	39%	56%	30%	24%		
3 Years Later	44%	42%	42%	43%	43%	53%	64%	41%			
4 Years Later	53%	51%	51%	49%	51%	58%	70%				
5 Years Later	62%	58%	56%	54%	55%	63%					
6 Years Later	68%	62%	58%	57%	59%						
7 Years Later	72%	64%	61%	61%							
8 Years Later	73%	66%	64%								
9 Years Later	75%	69%									
10 Years Later	78%										
Net Liability Re-estimated including Cumulative Net Paid Losses and Loss Adjustment Expenses as a percentage of Original Estimate:											
1 Year Later	97%	94%	90%	91%	94%	96%	105%	102%	99%	94%	
2 Years Later	95%	87%	87%	87%	87%	94%	108%	101%	94%		
3 Years Later	91%	86%	85%	83%	84%	95%	104%	96%			
4 Years Later	91%	86%	83%	81%	85%	91%	103%				
5 Years Later	92%	85%	82%	81%	82%	92%					
6 Years Later	93%	84%	82%	80%	83%						
7 Years Later	92%	84%	80%	81%							
8 Years Later	92%	83%	83%								
9 Years Later	91%	86%									
10 Years Later	94%										
Net Cumulative Redundancy/(Deficiency)	12,646	33,289	39,708	41,820	37,136	16,662	(5,319)	7,707	12,337	14,960	
Gross Unpaid Losses and Loss Adjustment Expenses	435,072	417,795	411,837	388,402	401,584	425,469	411,267	534,189	516,002	518,930	503,261
Reinsurance Recoverable on Unpaid Losses and Loss Adjustment Expenses	222,695	187,879	184,467	166,067	187,995	228,604	211,582	323,236	307,023	276,619	247,782
Reserve Re-estimated Gross	458,050	431,942	395,190	412,127	439,214	454,620	460,990	568,473	504,810	492,964	
Reserve Re-estimated Reinsurance Recoverable	258,319	235,315	207,528	231,611	262,762	274,417	255,986	365,227	308,168	265,614	
Gross Cumulative Redundancy (Deficiency)	(22,978)	(14,147)	16,647	(23,725)	(37,630)	(29,151)	(49,723)	(34,285)	11,192	25,966	

The net loss reserve deficiency reported for the 2000 calendar year reflects adverse development from the Company's operations in MMO London due to higher than expected claim frequencies and the emergence of longer than expected loss development patterns. Also contributing to the increase were provisions made for insolvent or financially impaired reinsurers and adverse development from the Company's other liability line reflecting umbrella exposures. The 2000 reported deficiency was partially offset by favorable development in the ocean marine line of business.

Gross loss reserve deficiencies were reported in most years. Even though gross deficiencies were reported in those years, the Company reported redundancies in net loss reserves in all but one year. Much of the gross loss reserve deficiencies was brought about by adverse development from MMO London and adverse gross loss development in its umbrella (other liability) losses as a result of the additional development of asbestos losses. Asbestos and environmental liabilities are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liabilities. However, much of this gross loss reserve deficiency in the other liability line resulted in smaller net deficiencies due to a substantial amount of the gross loss reserve being reinsured. The smaller net deficiencies were more than offset by redundancies in the Company's ocean marine line. In addition, a few large severity losses in the Company's core lines also contributed to adverse gross loss development. Much of these losses was also reinsured resulting in an insignificant impact on net development.

The improved development of net incurred losses for the 2001 year reflect reductions made in the 2004 calendar year in gross and net reserves of approximately $16.3 million and $8.3 million, respectively, as a result of reductions in loss reserves relating to the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania.

The following table provides a reconciliation of the Company's consolidated liability for losses and loss adjustment expenses at the beginning and end of 2004, 2003 and 2002:

	Year ended December 31,		
	2004	2003	2002
	(In thousands)		
Net liability for losses and loss adjustment expenses at beginning of year	$ 242,311	$ 208,979	$ 210,953
Provision for losses and loss adjustment expenses occurring in current year	81,518	57,125	68,952
Increase (decrease) in estimated losses and loss adjustment expenses for claims occurring in prior years[1]	(14,960)	(1,410)	4,389
Deferred income-loss portfolio assumption[2]	--	--	15
Net loss and loss adjustment expenses incurred	66,558	55,715	73,356
Less:			
Losses and loss adjustment expense payments for claims occurring during:			
Current year	10,287	5,241	11,950
Prior years	43,103	17,142	63,365
	53,390	22,383	75,315
Add:			
Deferred income-loss portfolio assumption[2]	--	--	(15)
Net liability for losses and loss adjustment expenses at year end	255,479	242,311	208,979
Ceded unpaid losses and loss adjustment expenses at year end	247,782	276,619	307,023
Gross unpaid losses and loss adjustment expenses at year end	$ 503,261	$ 518,930	$ 516,002

(1) The adjustment to the consolidated liability for losses and loss adjustment expenses for losses occurring in prior years reflects the net effect of the resolution of losses for other than full reserve value and subsequent readjustments of loss values. The $15 million decrease in 2004 reflects favorable loss development in the aviation line, mainly in reserves for the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania, and in the ocean marine line of business due to a lower than expected emergence of losses in the 1998-2001 accident years. The decrease in 2003 of $1.4 million reflects favorable loss development arising from the ocean marine line of business, partially offset by adverse development in the aviation line for accident years 1997-2000. The increase in 2002 of $4.4 million reflects provisions made for insolvent, financially impaired and commuted reinsurers, and adverse development from the Company's other liability line reflecting umbrella exposures. The 2002 amount was partially offset by favorable development in the ocean marine line of business.

(2) Deferred income-loss portfolio assumption represents the difference between cash received and unpaid loss reserves assumed as a result of the Company's assumption of net pool obligations from two former pool members, which was initially capitalized and was amortized over the payout period of the related losses.

The principal differences between the consolidated liability for unpaid losses and loss adjustment expenses as reported in the Annual Statement filed with state insurance departments in accordance with statutory accounting principles and the liability based on generally accepted accounting principles shown in the above tables are due to the Company's assumption of loss reserves arising from former participants in the insurance pools, and reserves for uncollectible reinsurance. The loss reserves shown in the above tables reflect in each year salvage and subrogation accruals of approximately 1% to 6% of case reserves and IBNR estimate. The estimated accrual for salvage and subrogation is based on the line of business and historical salvage and subrogation recovery data. Under neither statutory nor generally accepted accounting principles are loss and loss adjustment expense reserves discounted to present value.

The following table sets forth the reconciliation of the consolidated net liability for losses and loss adjustment expenses based on statutory accounting principles for the domestic insurance companies to the consolidated amounts based on accounting principles generally accepted in the United States of America ("GAAP") as of December 31, 2004, 2003 and 2002:

	Year ended December 31,		
	2004	2003	2002
	(In thousands)		
Net liability for losses and loss adjustment expenses reported based on statutory accounting principles	$240,376	$228,760	$195,948
Liability for losses and loss adjustment expenses assumed from two former pool members .... (excludes $3,096, $3,117 and $3,351 at December 31, 2004, 2003 and 2002, accounted for in the statutory liability for losses and loss adjustment expenses)	9,786	4,371	4,826
Other, net	5,317	9,180	8,205
Net liability for losses and loss adjustment expenses reported based on GAAP	255,479	242,311	208,979
Ceded liability for unpaid losses and loss adjustment expenses	247,782	276,619	307,023
Gross liability for unpaid losses and loss adjustment expenses	$503,261	$518,930	$516,002

Regulation

The Company's domestic insurance companies are regulated by the insurance regulatory agencies of the states in which they are authorized to do business. New York Marine is licensed to engage in the insurance business in all states. Gotham is permitted to write excess and surplus lines insurance on a non-admitted basis in all of the states except Arkansas, New Hampshire and Vermont. Gotham is licensed to engage in the insurance business in the state of New York and, as such, cannot write excess and surplus business in that state.

Many aspects of the Company's insurance business are subject to regulation. For example, minimum capitalization must be maintained; certain forms of policies must be approved before they may be offered; reserves must be established in relation to the amounts of premiums earned and losses incurred; and, in some cases, schedules of premium rates must be approved. In addition, state legislatures and state insurance regulators continually re-examine existing laws and regulations and may impose changes that materially adversely affect the Company's business.

The domestic insurance company subsidiaries also file statutory financial statements with each state in the format specified by the NAIC. The NAIC provides accounting guidelines for companies to file statutory financial statements and provides minimum solvency standards for all companies in the form of risk-based capital requirements. The policyholders' surplus (the statutory equivalent of net worth) of each of the domestic insurance companies is above the minimum amount required by the NAIC.

The NAIC's project to codify statutory accounting principles was approved by the NAIC in 1998. The purpose of codification was to provide a comprehensive basis of accounting for reporting to state insurance departments. The approval of codified accounting rules included a provision for the state insurance commissioners to modify such accounting rules by practices prescribed or permitted for insurers in their state. The domestic insurance companies are domiciled in the State of New York, however, there were no differences in 2004 or in 2003 between prescribed accounting practices and those approved by the NAIC. Codification became effective on January 1, 2001 and did not have a material impact on the domestic insurance companies' policyholders' surplus.

The insurance industry recently has been the focus of certain investigations regarding insurance broker and agent compensation arrangements and other practices. The Attorney General of New York State as well as other regulators have made investigations into such broker and agent contingent commission and other sales practice arrangements. Although the Company has not been notified that it is, nor does it have any reason to believe that it is a target of these investigations, we did review our existing arrangements with our brokers and reinsurers and found that we did not engage in any conduct that we believe is the subject of these investigations.

New York Marine and Gotham are subject to examination by the Insurance Department of the State of New York. The insurance companies' most recent examination was for the year ended December 31, 2000. There were no significant adjustments which resulted from that examination.

MMO London operated in a highly regulated environment within the overall Lloyd's market. Lloyd's maintains regulatory departments that review the management and operation of all agencies and syndicates to ensure that business is conducted in accordance with Lloyd's standards. Syndicates are required to maintain trust funds for insurance transactions, with strict guidelines on withdrawals from such funds. Annual solvency tests are conducted to ensure that syndicates maintain minimum capital requirements in accordance with ratios prescribed by Lloyd's.

The following table shows, for the periods indicated, the Company's consolidated domestic insurance companies' statutory ratios of net premiums written (gross premiums less premiums ceded) to policyholders' surplus:

	Year ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Net premiums written..	$ 137,128	$ 98,307	$106,140	$ 78,438	$ 61,584
Policyholders' surplus..	181,633	186,325	180,394	152,061	184,688
Ratio	.75 to 1	.53 to 1	.59 to 1	.52 to 1	.33 to 1

While there are no statutory requirements applicable to the Company which establish permissible premium to surplus ratios, guidelines established by the NAIC provide that the statutory net premiums written to surplus ratio should be no greater than 3 to 1. The Company is well within those guidelines.

NYMAGIC's principal source of income is dividends from its subsidiaries, which are used for payment of operating expenses, including interest expense, loan repayments and payment of dividends to NYMAGIC's shareholders. The maximum amount of dividends that may be paid to NYMAGIC by the domestic insurance company subsidiaries is limited to the lesser of 10% of policyholders' surplus or 100% of adjusted net investment income, as defined under New York Insurance Law. Within this limitation, the maximum amount which could be paid to the Company out of the domestic insurance companies' surplus was approximately $14.7 million as of December 31, 2004.

The Company's subsidiaries have paid dividends to the Company of $15.5 million, $9.6 million and $12.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Included within these amounts were extraordinary dividends of $15 million and $5 million for 2004 and 2003, respectively.

Each of New York Marine and Gotham is required to invest an amount equal to the greater of its minimum capital or its minimum policyholder surplus in obligations of the United States, obligations of the State of New York or its political subdivisions, obligations of other states and obligations secured by first mortgage loans. Sixty percent of that amount is required to be invested in obligations of the United States or obligations of the State of New York or its political subdivisions. In addition, each of New York Marine and Gotham is required to invest an amount equal to 50% of the aggregate amount of its unearned premium, loss and loss adjustment expense reserves in the following categories: cash, government obligations, obligations of U.S. institutions, preferred or guaranteed shares of U.S. institutions, loans secured by real property, real property, certain permitted foreign investments and development bank obligations. Investments in the foregoing categories are also subject to detailed quantitative and qualitative limitations applicable to individual categories and to an overall limitation that no more than 10% of each insurance company's assets may be invested in any one institution. After each of New York Marine and Gotham invests an amount equal to 50% of its unearned premium, loss and loss adjustment reserves in the foregoing investments, each of New York Marine and Gotham may invest in equity and partnership interests, securities issued by registered investment companies and other otherwise impermissible investments, subject to applicable laws and regulatory requirements.

Several states have established guaranty funds which serve to provide the assured with payments due under policies issued by insurance companies that have become insolvent. Insurance companies that are authorized to write in states are assessed a fee, normally based on direct writings in a particular state, to cover any payments made or to be made by guaranty funds. New York Marine and Gotham are subject to such assessments in the various states. The amounts paid for such assessments were approximately $185,000, $121,000 and $98,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Terrorism Risk Insurance Act of 2002 ("TRIA") became effective on November 26, 2002. TRIA applies to all licensed and surplus lines insurers doing business in the United States, including Lloyd's and foreign insurers, who are writing commercial property or casualty insurance. Under TRIA, the federal government will provide the insurance industry with assistance in the event there is a loss from certain acts of terrorism. The program terminates on December 31, 2005. Each insurer has an insurer deductible under TRIA, which is based upon the prior year's direct commercial earned premiums. For 2004, that deductible was 10% of direct commercial earned premiums in 2003. The insurer deductible percentage is 15% in 2005. For losses exceeding the insurer deductible, the federal government will reimburse the insurer for 90% of insured losses, while the insurer retains 10%. The Company's insurer deductible under TRIA would have been approximately $11 million in 2004, and would be $21 million in 2005.

The TRIA will assist the Company to mitigate our exposure in the event of loss from an act of terrorism. In addition, part of the insurer deductible might be satisfied by recoveries under the Company's existing reinsurance program, and the Company has purchased additional reinsurance to further minimize its loss from an act of terrorism. In January 2005 the Company obtained reinsurance protection for a one year period covering a limit of $12,000,000 in excess of the first $4,000,000 retained losses to the Company arising from terrorist acts.

Investment Policy

The Company follows an investment policy, which is reviewed quarterly and revised periodically by management and is approved by the Finance Committee of the Board of Directors. The investments of the Company's subsidiaries conform to the requirements of the New York State Insurance Law and Regulations as well as the National Association of Insurance Commissioners (the "NAIC"). The Company recognizes that an important component of its financial results is the return on invested assets. As such, management establishes the appropriate mix of traditional fixed income securities and other investments (including equity and equity-type investments; e.g. hedge funds) to maximize rates of return while minimizing undue reliance on low quality securities. Overall investment objectives are to (i) seek competitive after-tax income and total return as appropriate, while being cognizant of the impact certain investment decisions may have on the Company's shareholders' equity, (ii) maintain, in aggregate, medium to high investment grade fixed income asset quality, (iii) ensure adequate liquidity and marketability to accommodate operating needs, (iv) maintain fixed income maturity distribution commensurate with the Company's business objectives and (v) provide portfolio flexibility for changing business and investment climates. The Company's investment strategy incorporates guidelines (listed below) for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for the investment portfolio. In addition, invested asset cash flows, from both current income and investment maturities, are structured after considering the amount and timing of projected liabilities for losses and loss adjustment expenses under New York Marine and Gotham's insurance policies using actuarial models.

The investment policy for the Company as of December 31, 2004 was as follows:

Liquidity Portfolio: The Company may invest, without limitation, in liquid instruments. Investments in the Liquidity Portfolio may include, but are not necessarily limited to, cash, direct obligations of the U.S. Government, repurchase agreements, obligations of government instrumentalities, obligations of government sponsored agencies, certificates of deposit, prime bankers acceptances, prime commercial paper, corporate obligations and tax-exempt obligations rated Aa3/AA- or MIG2 or better. The liquidity portfolio shall consist of obligations with one year's duration or less at the time of purchase and will be of sufficient size to accompany the Company's expected cash outlays for the immediate six-month period.

Fixed Income Portfolio: Obligations of the U.S. Government, its instrumentalities and government-sponsored agencies will not be restricted as to amount or maturity. Asset backed securities, corporate obligations, tax-exempt securities and preferred stock investments with sinking funds will not be restricted as to maturity. At least 50% of the fixed income and liquidity portfolio, collectively, shall be rated at minimum Baa2 by Moody's or BBB by S&P.

Equity and Equity-Type Securities (Hedge Funds): Investments in this category (including convertible securities) may be made without limitation. With respect to Hedge Fund investments, no more than 10% of assets allocated to hedge funds shall be invested in any single fund without the prior approval of the Finance Committee of the Board of Directors. Similarly, no more than 40% of assets allocated to hedge funds shall be concentrated in any one strategy without the prior approval of the Finance Committee of the Board of Directors.

The investment policy for New York Marine as of December 31, 2004 was as follows:

Liquidity Portfolio: At least $20,000,000 will be maintained in liquid funds. Investments in the liquidity portfolio shall be limited to cash, direct obligations of the U.S. Government, repurchase agreements, obligations of government instrumentalities, obligations of government sponsored agencies, certificates of deposit, prime bankers acceptances, prime commercial paper, corporate obligations and tax-exempt obligations rated Aa3/AA- or MIG2 or better by Standard & Poor's ("S&P") or Moody's. No investment in the liquidity portfolio will exceed one year's duration from the time of purchase. No investment in the liquidity portfolio will exceed 5% of policyholders' surplus at the time of purchase as last reported to the New York State Insurance Department except for direct obligations of the U.S. Government or its instrumentalities or repurchase agreements collateralized by direct obligations of the U.S. Government or its instrumentalities in which case there will be no limit.

Fixed Income Portfolio: Obligations of the U.S. Government, its instrumentalities, and government sponsored agencies will not be restricted as to amount or maturity. At least 75% of the corporate and tax-exempt investments in the fixed income portfolio will be restricted to those obligations rated, at a minimum, Baa3 by Moody's or BBB- by S&P. For purposes of this calculation, the liquidity portfolio also will be included. Concentration will not exceed 5% of policyholder's surplus at the time of purchase as last reported to the New York State Insurance Department. For those securities with fixed interest rates, maturities will not exceed 30 years from date of purchase. At least 75% of the investments in asset backed securities shall similarly be rated, at a minimum, Baa3 by Moody's or BBB- by S&P. Individual issues will be restricted to 5% of policyholder's surplus at the time of purchase as last reported to the New York State Insurance Department. For those securities with fixed interest rates, maturities will not exceed 30 years from date of purchase. At least 75% of preferred stock investments with sinking funds will, at a minimum, be rated Baa3 by Moody's or BBB- by S&P. Individual issues will be limited to 5% of policyholder's surplus.

Equity and Equity-Type Securities (Hedge Funds): Investments in this category (including convertible securities) will not exceed in aggregate 50% of policyholders' surplus or 30% of total investments whichever is greater. Equity investments in any one issuer will not exceed 5% of policyholders' surplus at the time of purchase as last reported to the New York State Insurance Department. Investments in any individual hedge fund will not exceed 5% of policyholders' surplus. For the purposes of this 5% limitation, in the event that an individual hedge fund is comprised of a pool (basket) of separate and distinct hedge funds, then this 5% limitation will apply to the individual funds within the pool (or basket).

Subsidiaries

New York Marine's investments in subsidiary companies are excluded from the requirements of New York Marine's investment policy.

The investment policy of Gotham is identical to that of New York Marine, except that at least $5,000,000 will be maintained in the liquidity portfolio.

The following sets forth the allocation of our investment portfolio as of the dates indicated:

	December 31, 2004	Percent	December 31, 2003	Percent
Fixed Maturities Available for Sale (Fair Value):				
U.S. Treasury Securities	$ 10,018,470	1.59%	$ 9,184,916	1.77%
Municipalities	7,652,500	1.21%	17,352,350	3.34%
Corporate Bonds	95,061,930	15.07%	66,933,425	12.88%
Subtotal	$ 112,732,900	17.87%	$ 93,470,691	17.99%
Trading Securities (Fair Value):				
Collateralized Debt Obligations	17,767,675	2.82%	61,736,951	11.88%
Total Fixed Maturities and Trading Portfolio	$ 130,500,575	20.69%	$ 155,207,642	29.87%
Cash & Short-term Investments (at Cost)	309,894,313	49.12%	259,000,216	49.84%
Total Fixed Maturities, Cash and Short-term Investments	$ 440,394,888	69.81%	414,207,858	79.71%
Limited Partnership Hedge Funds (at Equity)	190,477,346	30.19%	105,434,419	20.29%
Total Investment Portfolio	$ 630,872,234	100.00%	$ 519,642,277	100.00%

Relationship with Mariner Partners, Inc.

The Company's investments are monitored by management and the Finance Committee of the Board of Directors. The Company entered into an investment management agreement with Mariner Partners, Inc. ("Mariner") effective October 1, 2002 that was amended and restated on December 6, 2002. As described in more detail under "Mariner Investment Management Agreement," under the terms of the agreement, Mariner manages the Company's and its domestic insurance subsidiaries' investment portfolios. Fees to be paid to Mariner are based on a percentage of the investment portfolio as follows: .20% of liquid assets, .30% of fixed maturity investments and 1.25% of hedge fund (limited partnership) investments. William J. Michaelcheck, a Director of the Company, is Chairman, Chief Executive Officer and owns a majority of the stock of Mariner. George R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and Chief Operating Officer, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner.

Mariner also entered into a voting agreement with Mark W. Blackman, Blackman Investments, LLC (now Lionshead Investments, LLC) and certain trusts and foundations affiliated with Louise B. Tollefson, of which Robert G. Simses, a director of the Company, is trustee, on February 20, 2002. As described in more detail under "Voting Agreement," Mariner, with the approval of two of the three voting agreement participating shareholders, is generally authorized to vote all of the common shares covered by the voting agreement, which constituted approximately 27% of the Company's issued and outstanding shares of common stock as of March 1, 2005.

The voting agreement also gives Mariner the right to purchase up to 1,800,000 shares of the Company's common stock from the voting agreement participating shareholders. The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months, subject to deduction for dividends paid. The exercise price of the option as of March 1, 2005 was $21.52. Generally, Mariner's option will expire 30 days after the termination of the voting agreement, which is scheduled to terminate on February 15, 2007, if not terminated earlier.

Voting Agreement

On February 20, 2002, shareholders who are affiliated with the Blackman/Tollefson family entered into a voting agreement with Mariner which affected approximately 27% of the voting power of NYMAGIC as of March 1, 2005.

Mariner is an investment management company founded by William J. Michaelcheck, a member of our Board of Directors. Mr. Michaelcheck is the majority shareholder of Mariner. One of Mariner's wholly-owned subsidiaries, Mariner Investment Group, Inc., which we refer to as the Mariner Group, was founded in 1992 and, together with its affiliates, provides investment management services to investment funds, reinsurance companies and a limited number of institutional managed accounts. The Mariner Group has been a registered investment adviser since May 2003.

The shares subject to the voting agreement were originally held by John N. Blackman, Sr., who founded the Company in 1972 and died in 1988. The shareholders who are parties to the voting agreement are either heirs of Mr. Blackman, whom we refer to as our founder, or entities established or controlled by them. Three of those shareholders are designated in the voting agreement as "participating shareholders" and have the specific rights described below. The participating shareholders are as follows:

- Mark W. Blackman, a son of our founder and Louise B. Tollefson, is a participating shareholder in his individual capacity. He was a member of our Board of Directors from 1979 until May 2004 and served as our President from 1988 to 1998. He has been our Chief Underwriting Officer since June 2002.

- John N. Blackman, Jr., a son of our founder and Louise B. Tollefson, acts as a participating shareholder in his dual capacity as controlling member of Lionshead Investments LLC and co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001. He was a member of our Board of Directors from 1975 until May 2004 and served as Chairman of the Board from 1988 to 1998.

- Robert G. Simses acts as a participating shareholder in his capacity as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000, sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998, co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000 and co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000. We refer to these trusts and foundations as the Tollefson trusts. The settlor of most of these trusts, Louise B. Tollefson, is the former wife of our founder and was a member of our Board of Directors from 1986 to 2001. Mr. Simses has been a member of our Board of Directors since 2001. He is also Managing Partner of the law firm of Simses & Associates and President and Chief Operating Officer of The William H. Pitt Foundation Inc.

Voting Rights of Mariner

The participating shareholders retained significant voting rights over their shares under the voting agreement. Mariner may only vote the shares that are subject to the voting agreement with the written approval of two of the three participating shareholders. If two of the three participating shareholders fail to approve any vote by Mariner on any matter, then Mariner is not permitted to vote on that matter and generally the participating shareholders are also not permitted to vote on that matter. However, if one of the following types of matters is under consideration and two of the three participating shareholders fail to approve the vote by Mariner, the participating shareholders are entitled to vote their shares instead of Mariner:

- the merger or consolidation of NYMAGIC into or with another corporation;
- the sale by NYMAGIC of all or substantially all of its assets;
- the dissolution and/or liquidation of NYMAGIC; or
- any recapitalization or stock offering of NYMAGIC.

Nomination of Directors

Prior to the amendment to the voting agreement dated February 24, 2004 (the "2004 Amendment") the voting agreement provided for our Board of Directors to consist of twelve directors. The 2004 Amendment increased the size of the Board to thirteen members and David E. Hoffman was elected to the newly created Board position on February 26, 2004. As contemplated by the 2004 Amendment, the size of the Board was reduced to nine prior to the 2004 annual meeting of shareholders. See "Amendments to the Voting Agreement."

- Prior to the 2004 Amendment, Mariner was entitled to nominate four candidates. Following the 2004 Amendment, Mariner is entitled to nominate three candidates for election to the Board. The three current directors who were nominated by Mariner are William J. Michaelcheck, George R. Trumbull, III, who serves as our Chairman and Chief Executive Officer, and William D. Shaw, Jr., who serves as our Vice Chairman.

- Prior to the 2004 Amendment, each participating shareholder was entitled to nominate two candidates. Following the 2004 Amendment, each of Robert G. Simses, Mark W. Blackman and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated by Mark W. Blackman and John N. Blackman, Jr. shall qualify as independent directors under the rules of the New York Stock Exchange and all other applicable laws and regulations. The three current directors nominated by Mark W. Blackman, John N. Blackman, Jr., and Robert J. Simses are Glenn Angiolillo, John R. Anderson and Robert G. Simses, respectively.

- Prior to the 2004 Amendment, our Chief Executive Officer was entitled to nominate two candidates. Following the 2004 Amendment, our Chief Executive Officer is entitled to nominate three candidates for election to the Board, all of whom shall qualify as independent directors under the rules of the New York Stock Exchange and all other applicable laws and regulations. The three current directors who were nominated by Mr. Trumbull are David W. Young, John T. Baily and David E. Hoffman.

On February 17, 2005, John R. Anderson, Glenn Angiolillo, John T. Baily, David E. Hoffman, William J. Michaelcheck, William D. Shaw, Jr., Robert G. Simses, George R. Trumbull, III, and David W. Young were nominated for election to the Board at the next annual meeting of shareholders.

If any participating shareholder does not nominate a candidate for election to the Board, then, in addition to its other rights, Mariner, instead of that participating shareholder, may nominate a number of candidates equal to the number not nominated by the participating shareholders. In addition, the participating shareholders have agreed, consistent with their fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated directors, as designated by Mariner, as Chairman of each meeting.

Election of Directors

Provided that the candidates of the participating shareholders would not be legally disqualified from serving as directors of NYMAGIC, Mariner is required to vote all shares that are subject to the voting agreement in favor of the election of those candidates, or any successor or replacement candidates, nominated by the participating shareholders. Mariner is not permitted to vote the shares subject to the voting agreement to remove any director nominated by a participating shareholder without the consent of that participating shareholder. In accordance with the general voting provisions discussed above under the heading "Voting Rights of Mariner," Mariner is permitted to vote the shares subject to the voting agreement to elect its own candidates only with the written approval of two of the three participating shareholders. In connection with the election of directors at the annual meeting of shareholders in 2004, all three of the participating shareholders approved the voting of those shares to elect the three candidates nominated by Mariner.

Termination Provisions

The voting agreement will terminate upon the earliest to occur of the following dates:

- February 15, 2007;
- the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;
- immediately upon the resignation of Mariner; or
- upon written notice of such termination to Mariner from all of the participating shareholders.

Mariner Stock Option

The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of our common stock from the participating shareholders in the amounts set forth below opposite each participating shareholder's name:

• Mark W. Blackman	450,000 shares
• Lionshead Investments, LLC	450,000 shares
• Robert G. Simses, as trustee of the Tollefson trusts	900,000 shares

In the event Mariner exercises this option, Mr. Simses will have the sole right to determine the number of shares to be provided by any one of the Tollefson trusts.

The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months. The initial exercise price of $19.00 was approximately equal to the mid-point of the market price of our common stock and the book value of our common stock during the period in which the voting agreement was negotiated. The final exercise price, for exercises between February 15, 2007 and March 17, 2007, is $24.00 per share. The exercise price will be adjusted by deducting the cumulative amount of dividends paid by us in respect of each share of its common stock from January 31, 2003 through the date Mariner exercises its option. This option was granted with the intention of aligning Mariner's interests with the interests of all of our shareholders. The exercise price of the option as of March 1, 2005 was $21.52 per share.

Generally, Mariner's option will expire 30 days after the termination of the voting agreement. However, if the voting agreement is terminated prior to February 15, 2007 by unanimous written notice from the participating shareholders, then the option will continue in full force and effect until the close of business on February 15, 2007, unless the termination was due to gross negligence or willful misconduct by Mariner that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, in which case the option will terminate concurrently with the termination of the voting agreement.

Transferability of the Option

The option granted to Mariner is not transferable except in the following instances, with the assignee agreeing to be bound to the voting agreement:

- Mariner is permitted to assign the option, in whole or in part, to any one or more of William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull and A. George Kallop or any other individual employed by or acting as a consultant for Mariner in connection with NYMAGIC.

- With the written consent of at least two participating shareholders, Mariner or any assignee as described above is permitted to assign the option, in whole or in part, to any one or more other persons.

On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr., the Company's Vice Chairman, and A. George Kallop, the Company's Executive Vice President and Chief Operating Officer, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop. Effective January 1, 2005, Mr. Shaw waived his interest in the option covering 315,000 shares of NYMAGIC and became a shareholder of Mariner.

Consideration to Mariner

Mariner did not pay any cash consideration to the participating shareholders, nor did the participating shareholders pay any cash consideration to Mariner, in connection with the voting agreement. Mariner's sole compensation for entering into the voting agreement, as opposed to the investment management arrangement discussed below, is the option to purchase NYMAGIC shares from the participating shareholders. To date, Mariner has not exercised this option, but should it elect to do so, it would pay the option exercise price to the participating shareholders at that time.

Transferability of NYMAGIC Shares

The participating shareholders retain the right to transfer any of the shares covered by the voting agreement, provided that two conditions are satisfied. First, the participating shareholders must at all times retain the number of shares necessary to enable Mariner to exercise its option. Second, except for 250,000 shares of each participating shareholder, the transferred shares must remain subject to the voting agreement. Mariner waived the requirement that assignees be bound by the voting agreement with respect to 2,150,000 shares sold pursuant to a public offering in December 2003, and 1,092,735 shares purchased by the Company in January 2005.

Background of and Reasons for the Voting Agreement

The participating shareholders entered into the voting agreement with Mariner in February 2002 because they were dissatisfied with the recent financial performance of NYMAGIC and with the high turnover in its senior management, as evidenced by the succession of four Chief Executive Officers and three Chairmen of the Board over a four-year period. The voting agreement was intended to permit Mariner to coordinate the voting of the participating shareholders for Mariner's recommended actions, subject to receiving the consent of two out of three of them on each matter voted upon. The goal of this voting arrangement was to secure a new, unified management team for NYMAGIC.

The first of the participating shareholders to have discussions with the Mariner Group about a potential role for the Mariner Group in relation to NYMAGIC was Mr. Simses, who was acquainted with the Mariner Group. In October 2001, Mr. Simses spoke with Mr. Shaw about an investment that the Tollefson trusts were contemplating in several hedge funds managed by the Mariner Group. In the course of that discussion, Mr. Simses expressed his disappointment with the recent financial performance of NYMAGIC and the high level of executive turnover, and Mr. Shaw suggested that the Mariner Group could offer its expertise in investment and financial management and its contacts in the investment and financial community to assist in finding new leadership and turning the company around. Mr. Simses communicated this suggestion to Bennett H. Tollefson, a co-trustee of some of the Tollefson trusts and husband of Louise B. Tollefson. At the request of Mr. Simses, acting on behalf of Mrs. Tollefson, Mark W. Blackman met with members of the Mariner Group's management in November 2001 to discuss possible structural arrangements for the Mariner Group to become involved in the management of NYMAGIC. In December 2001, John N. Blackman, Jr. joined these conversations and the basic structure of the voting agreement was developed. On February 20, 2002, the voting agreement was signed.

Management Changes Following Signing of the Voting Agreement

On March 4, 2002, Mr. Michaelcheck sent a letter to Robert W. Bailey, who was then NYMAGIC's Chairman and Chief Executive Officer, enclosing a copy of the voting agreement, stating that the participating shareholders intended to bring about a change in the composition of NYMAGIC's Board of Directors and requesting a meeting with Mr. Bailey to discuss these matters. In March 2002, Mr. Michaelcheck and Mr. Trumbull met with Mr. Bailey to discuss Mariner's plans for the Company. In the following weeks, Mr. Bailey and the incumbent Board cooperated with Mariner and the participating shareholders in effecting a smooth transition in leadership. Among other things, the Board agreed to nominate for election as directors at the annual meeting those candidates who were recommended by Mariner and the participating shareholders, as well as Mr. Bailey, the then current Chairman and Chief Executive Officer. This was purely voluntary on the part of the incumbent Board, since, for the regulatory reasons discussed below, Mariner did not yet have the ability to exercise the voting rights and board nomination rights provided in the voting agreement. Before nominating Mr. Angiolillo and the four Mariner candidates, the incumbent Board conducted an independent review of the backgrounds of those candidates in order to satisfy itself as to their qualifications. The remaining five candidates recommended by the participating shareholders were already members of the Board, as was Mr. Bailey. The new Board consisting of eleven directors was elected by the NYMAGIC shareholders at the annual meeting on May 22, 2002. Following the election of the new Board of Directors, Mr. Trumbull was appointed Chairman, Mr. Shaw was appointed Vice Chairman and Mr. Kallop was appointed Executive Vice President. On June 30, 2002, upon the retirement of Mr. Bailey, Mr. Trumbull succeeded him as Chief Executive Officer. Also in June 2002, Mr. Mark W. Blackman rejoined the Company and was subsequently appointed Chief Underwriting Officer.

Regulatory Considerations

During the period of management changes in May and June 2002, Mariner's voting rights, board nomination rights and right to acquire through exercise of the option 10% or more of the voting stock of NYMAGIC were not yet effective. The reason for this delayed effectiveness is that, for purposes of the New York insurance holding company statute, the exercise of any of those rights would have constituted "control" of NYMAGIC and its subsidiaries, New York Marine and Gotham. Under the provisions of the holding company statute which govern acquisitions of control, Mariner and its majority owner, William J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance before any of the above control rights could go into effect. Accordingly, on April 1, 2002, Mariner and Mr. Michaelcheck filed an application for approval of acquisition of control with the New York Superintendent of Insurance.

As a condition of obtaining that approval, on July 8, 2002, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which, among other matters, provided that until July 31, 2004, Mariner and Mr. Michaelcheck would prevent New York Marine and Gotham from paying any dividends without the prior written consent of the Department. New York Marine and Gotham adopted board of directors' resolutions containing a comparable commitment not to pay dividends prior to July 31, 2004 without the prior written consent of the department, and NYMAGIC submitted those resolutions to the Department in conjunction with Mariner's application. Following receipt of the commitment letter and New York Marine and Gotham board resolutions, and completion of the Department's review of the application, the Superintendent of Insurance granted approval for the acquisition of control on July 31, 2002. Since that time, Mariner has had the full ability to exercise the share voting rights, board nomination rights and option rights provided in the voting agreement.

Amendments to the Voting Agreement

The voting agreement provides that it may be amended or extended by the unanimous written consent of the participating shareholders and Mariner. The voting agreement was amended on January 27, 2003 to extend the duration of the agreement from February 15, 2005 to February 15, 2007 in order to provide Mariner with additional time to improve the performance of NYMAGIC, and in order to allow for the appointment of an eleventh director and David W. Young was chosen for this newly created Board position. Mr. Young is affiliated with Conning Capital Partners VI, L.P., which owns 500,000 shares of our common stock and options to purchase an additional 500,000 shares of our common stock and which we refer to as Conning. The voting agreement was further amended on March 12, 2003 to allow for the appointment of a twelfth director and John T. Baily was chosen for this newly created Board position. In addition, as discussed under "Transferability of NYMAGIC Shares," a limited waiver was agreed with respect to certain transferability restrictions.

Following the sale of common stock in December 2003 by certain shareholders that are parties to the voting agreement, the Company was no longer a "controlled company" as defined in the New York Stock Exchange Listed Company Manual. Accordingly, the Company was required to have a majority of independent directors by December 16, 2004. In order to permit the Company to comply with this requirement certain provisions of the voting agreement relating to the nomination of directors and the size of the Board of Directors were amended on February 24, 2004 as described in "Nomination of Directors" above.

Mariner Investment Management Arrangement

In addition to the voting agreement, Mariner entered into an investment management agreement with NYMAGIC, New York Marine and Gotham effective October 1, 2002. This investment management agreement was amended and restated on December 6, 2002. Under the terms of the investment management agreement, Mariner manages the Company's investment portfolios. Mariner may purchase, sell, redeem, invest, reinvest or otherwise trade securities on behalf of the Company. Mariner may, among other things, exercise conversion or subscription rights, vote proxies, select broker dealers and value securities and assets of the Company. Under the terms of the investment management agreement the Company's investments have been reallocated into the following three categories:

- the liquidity portfolio (cash management);
- the fixed-income portfolio (fixed-income investments); and
- the hedge fund and equity portfolio (alternative investment vehicles and common and preferred equities).

The investment management agreement does not have a specific duration period and may be terminated by either party on 30 days' prior written notice.

Fees to be paid to Mariner under the investment management agreement are based on a percentage of the investment portfolio as follows: 0.20% of liquid assets, 0.30% of fixed maturity investments and 1.25% of hedge fund (limited partnership) investments. We incurred Mariner investment expenses of $3,165,030, $1,753,021 and $317,514 pursuant to this agreement in 2004, 2003 and 2002, respectively. Assuming this agreement remains in effect, the Company anticipates incurring Mariner investment expenses of approximately $3.8 million pursuant to this agreement in 2005. In the event that assets in the hedge fund and equity portfolio are invested in alternative investment vehicles managed by Mariner or any of its affiliates, the 1.25% advisory fee is waived with respect to those investments, although any fees imposed by the investment vehicles themselves are nonetheless payable. In 2003, the Company entered into a limited partnership hedge fund (Tiptree) managed by a Mariner affiliated company. In 2003, the Company made an investment of $11.0 million, representing a 100% interest in Tiptree, which is consolidated in the financial statements. An additional investment of $4.65 million was made in Tiptree in 2004. The Company is committed to providing an additional $4.35 million in capital to Tiptree. Tiptree invests in collateralized debt obligations. Under the provisions of the agreement, the Mariner affiliated company is entitled to 50% of the net profit realized upon the sale of certain collateralized debt obligations held by the Company. Investment expenses incurred and payable under the Tiptree agreement at December 31, 2004 amounted to $1,459,255 and were based upon the fair value of those securities held and sold during 2004. The Tiptree agreement also provides for other fees payable to the manager based upon the operations of the hedge fund. There were no other fees incurred through December 31, 2004. The Company cannot withdraw funds from Tiptree for a minimum period of three years without the consent of the hedge fund manager.

William J. Michaelcheck, a Director of the Company, is Chairman and Chief Executive Officer of Mariner and owns a majority of the stock of Mariner. George R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and Chief Operating Officer of the Company, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner. Currently, Mr. Shaw is a shareholder of Mariner and Messrs. Trumbull and Kallop have contractual relationships with Mariner relating to consulting services. As noted above, pursuant to the voting agreement, Mariner, together with the participating shareholders (Mark W. Blackman, John N. Blackman, Jr. and Robert G. Simses), controlled the vote of approximately 27% of NYMAGIC's outstanding voting securities as of March 1, 2005.

The Company believes that the terms of the investment management agreement are no less favorable to NYMAGIC and its subsidiaries than the terms that would be obtained from an unaffiliated investment manager for the services provided. The investment management fees paid to Mariner were arrived at through negotiations between the Company and Mariner. All then current directors participated in the discussion of the investment management agreement. In accordance with the Company's conflict of interest policy, the investment management agreement was approved by an independent committee of the Company's board of directors, which consisted of all directors who were neither Mariner affiliates nor participating shareholders under the voting agreement. Thereafter, the investment management agreement was approved by the entire board of directors. Under the provisions of the New York insurance holding company statute, because of the control relationship between Mariner and New York Marine and Gotham, the investment management agreement was submitted for review by the New York State Insurance Department, which examined, among other things, whether its terms were fair and equitable and whether the fees for services were reasonable. Upon completion of that review, the investment management agreement was found to be non-objectionable by the Department.

Subsidiaries

NYMAGIC was formed in 1989 to serve as a holding company for the subsidiary insurance companies. NYMAGIC's largest insurance company subsidiary is New York Marine which was formed in 1972. NYMAGIC's other domestic insurance company subsidiary, Gotham, was organized in 1986 as a means of expanding into the excess and surplus lines marketplace. New York Marine and Gotham entered into a Reinsurance Agreement, effective January 1, 1987; under the terms of which Gotham cedes 100% of its gross direct business to New York Marine and assumes 15% of New York Marine's total retained business, beginning with the 1987 policy year. Accordingly, for policy year 1987 and subsequent, Gotham's underwriting statistics are similar to New York Marine's. As of December 31, 2004, 75% and 25% of Gotham's common stock is owned by New York Marine and NYMAGIC, respectively.

Gotham does not assume or cede business to or from other insurance companies. As of December 31, 2004, New York Marine had aggregate receivables due from Gotham of approximately $38 million, or 23% of New York Marine's policyholders' surplus. Gotham had aggregate reinsurance receivables due from New York Marine, as of December 31, 2004, of approximately $38 million, or 65% of Gotham's policyholders' surplus.

MMO was formed in 1964 to underwrite a book of ocean marine insurance and was acquired in 1991 by NYMAGIC. MMO's activities expanded over the years and it now underwrites a book of ocean marine, inland marine and other liability insurance.

Midwest was formed in 1978 to underwrite a varied book of business located in the Midwest region and was acquired in 1991 by NYMAGIC.

PMMO was formed in 1975 to underwrite a varied book of business located in the West Coast region and was acquired in 1991 by NYMAGIC.

MMO UK was formed in 1997 as a Lloyd's limited liability corporate capital vehicle and was placed into runoff in 2002.

MMO EU was formed in 1997 as a holding company for MMO UK.

Tiptree, the limited partnership hedge fund in which the Company has a 100% interest, was formed in 2003 as a limited partnership to invest in CDOs.

Competition

The insurance industry is highly competitive and the companies, both domestic and foreign, against which the Company competes, are often larger and could have greater capital resources than the Company and the pools. The Company's principal methods of competition are pricing and responsiveness to the individual insured's coverage requirements.

We compete in the United States and international markets with domestic and international insurance companies. In the area of our primary focus, ocean marine liability, there are approximately 50 insurance companies writing almost $2.5 billion in annual premiums for ocean, drill rig, hull, war, cargo and other marine liability. Our main competitors and their respective shares of this market, as determined by Best's Aggregates and Averages, 2004 Edition (which used 2003 data), are: American International Group, Inc., 10.3%; CNA Insurance Cos., 10.1%; Ace INA Group, 9.5%; White Mountains Insurance Group, 5.7%; Allianz of America, Inc., 5.7%; Chubb Group of Insurance Companies, 5.6%; St. Paul Companies, 5.3%, and, Navigators Insurance Group, 5.0%. Our market share is approximately 2.8%. We also write opportunistic excess and surplus property and casualty insurance programs for professional liability, commercial real estate, employment practices liability, surety, excess worker's compensation and commercial automobiles, but given the magnitude of these markets our market share is insignificant.

The Company believes it can successfully compete against other companies in the insurance market due to its philosophy of underwriting quality insurance, its reputation as a conservative well-capitalized insurer and its willingness to forego unprofitable business.

Employees

The Company currently employs 119 persons, of whom 25 are insurance underwriters. None of our employees is covered by a collective bargaining agreement and management considers the relationship with our employees to be good.

Code of Conduct and Corporate Goverance Documents

The Company maintains a separate, independent, as defined under the New York Stock Exchange rules, Audit Committee of four directors who have been appointed by the Board of Directors: Messrs. Glenn Angiolillo, John T. Baily (chairman and financial expert), David E. Hoffman and David W. Young.

The Company has adopted a code of ethics for Senior Executive and Financial Officers as well as a code of Business Conduct and Ethics for Directors, Officers and Employees, copies of which are available free of charge, upon request directed to General Counsel, NYMAGIC, INC., 919 Third Avenue, New York, NY 10022.

The Company's Corporate Governance Guidelines and the charters of the Audit, Human Resources and Nominating/Corporate Governance Committees of the Company's Board of Directors and the Company's Code of Business Conduct and Ethics for Directors, Officers and Employees are available on the Company's Internet web site www.nymagic.com and are available in print to any shareholder who requests them.

Item 2. Properties

The Company does not own, directly or indirectly, any real estate. The Company subleases office space for day to day operations in the following cities:

New York - 28,000 square feet
Chicago - 3,500 square feet
San Francisco - 2,000 square feet

The Company's principal executive offices are approximately 28,000 square feet in size and are located at 919 Third Avenue, New York, New York 10022. The sublease commenced on March 1, 2003 and expires on July 30, 2016. The minimum monthly rental payments of $102,794 commenced in March 2004 and end in 2016 and will amount to $15.3 million of total rental payments over the term of the sublease.

Item 3. Legal Proceedings

The Company previously entered into reinsurance contracts with a reinsurer that is now in liquidation. On October 23, 2003, the Company was served with a Notice to Defend and a Complaint by the Insurance Commissioner of the Commonwealth of Pennsylvania, who is the liquidator of this reinsurer, alleging that approximately $3 million in reinsurance claims paid to the Company in 2000 and 2001 by the reinsurer are voidable preferences and are therefore subject to recovery by the liquidator. The Company has filed Preliminary Objections to Plaintiff's Complaint, denying that the payments are voidable preferences and asserting affirmative defenses. On February 18, 2004, the Plaintiff filed Preliminary Objections to our Preliminary Objections and an Answer and Memorandum of Law in opposition to our Preliminary Objections. No trial date has been set for this matter, but we intend to defend ourselves vigorously in connection with this lawsuit. The Company believes it has strong defenses against these claims; however, there can be no assurance as to the outcome of this litigation.

On February 8, 2005 the Company and the individual members of its Board of Directors were served with a purported shareholder derivative action lawsuit brought in New York Supreme Court, Queens County, relating to the Company's purchase on January 7, 2005 of approximately 1.1 million shares of its common stock from certain members, or trusts controlled by certain members, of the family of John N. Blackman, the Company's founder. The complaint, which was brought by one of our shareholders, Linda Parnes, who together with Alan Russell Kahn, owns 100 shares of the Company's common stock, alleges that the Board of Directors breached their fiduciary duty, wasted corporate assets and abused their control over the Company by paying an excessive price for the shares. The plaintiff is seeking damages against members of the Board of Directors and rescission of the purchase. The Company's answer to the complaint is required to be filed by April 1, 2005. The Company believes that the complaint is wholly without merit, and will defend it vigorously.

Item 4. Submission of Matters to a Vote of Security Holders

The Company did not submit any matters to a vote of security holders during the fourth quarter of 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the New York Stock Exchange (NYSE Symbol: NYM). The following table sets forth high and low sales prices of the common stock for the periods indicated as reported on the New York Stock Exchange composite transaction tape.

	2004		2003	
	High	Low	High	Low
First Quarter..............	$ 28.85	$ 23.99	$ 20.22	$ 18.00
Second Quarter.............	27.98	23.45	23.50	18.20
Third Quarter..............	26.50	20.93	26.53	19.80
Fourth Quarter.............	25.86	19.53	27.84	22.60

As of March 1, 2005, there were 62 shareholders of record. However, management believes there were approximately 719 beneficial owners of NYMAGIC's common stock as of November 23, 2004.

Dividend Policy

The Company did not declare a dividend at any time during 2002. The Company declared a dividend of six cents per share to shareholders of record in March, June, September and December in each of 2003 and 2004. For a description of restrictions on the ability of the Company's insurance subsidiaries to transfer funds to the Company in the form of dividends, see "Business - Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data, which was derived from our historical consolidated financial statements included in our annual reports on Form 10-K for the years then ended. You should read the following together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in "Item 8. Financial Statements and Supplementary Data."

OPERATING DATA	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Revenues:					
Net premiums earned	$ 116,333	$ 96,394	$ 113,457	$ 84,633	$ 75,448
Net investment income	23,679	22,394	15,821	17,388	18,076
Commission income	461	(230)	1,549	3,312	903
Net realized investment gains	678	550	8,456	2,874	5,247
Other income	1,790	1,688	186	285	1,059
Total revenues	$ 142,941	$ 120,796	$ 139,469	$ 108,492	$ 100,733
Expenses:					
Net losses and loss adjustment expenses incurred	$ 66,558	$ 55,715	$ 73,356	$ 87,901	$ 68,063
Policy acquisition expenses	25,166	19,430	18,899	16,083	18,178
General and administrative expenses	23,247	19,428	18,373	16,952	19,439
Interest expense	5,353	26	575	395	712
Total expenses	$ 120,324	$ 94,599	$ 111,203	$ 121,331	$ 106,392
Income (loss) before income taxes	$ 22,617	$ 26,197	$ 28,266	$(12,839)	$ (5,659)
Income taxes expense (benefit)					
Current	3,835	8,987	(4,869)	798	1,276
Deferred	4,151	117	4,425	(498)	(1,433)
Total income taxes	7,986	9,104	(444)	300	(157)
Net income (loss)	$ 14,631	$ 17,093	$ 28,710	$(13,139)	$ (5,502)
BASIC EARNINGS (LOSS) PER SHARE:					
Weighted average shares outstanding	9,736	9,673	9,277	9,232	9,244
Basic earnings (loss) per share	1.50	$ 1.77	$ 3.09	$ (1.42)	$ (.60)
DILUTED EARNINGS (LOSS) PER SHARE:					
Weighted average shares outstanding	9,916	9,828	9,309	9,232	9,244
Diluted earnings (loss) per share	$ 1.48	$ 1.74	$ 3.08	$ (1.42)	$ (.60)
Dividends declared per share	$ .24	$ .24	$ .00	$ .30	$ .40

BALANCE SHEET DATA:	December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Total cash and investments	$ 630,872	$519,642	$430,470	$369,048	$371,844
Total assets	997,094	875,125	824,007	856,997	720,329
Unpaid losses and loss adjustment expenses	503,261	518,930	516,002	534,189	411,267
Notes payable	100,000	--	6,220	7,911	7,458
Total shareholders' equity	258,118	244,291	220,953	199,272	216,290
Book value per share	$ 25.91	$ 24.47	$ 23.54	$ 21.46	$ 23.62

For a description of factors that materially affect the comparability of the information reflected in the Selected Financial Data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview and Highlights-2004 year

- Net income of $14.6 million or $1.48 per diluted share
- Gross premium growth in core lines (ocean marine, inland marine/fire and other liability) of 31% over 2003
- Combined ratio of 98.8%
- Net investment income growth of 6% over 2003
- Favorable net loss reserve development reported on prior year loss reserves of $15 million
- Total cash and invested assets of $631 million, up from $520 million at year end 2003
- Total shareholders' equity of $258 million, up from $244 million at year end 2003
- Total reinsurance receivables of $262 million, down from $281 million at year end 2003
- Raised $100 million through the sale of 6.5% Senior Notes
- Formed business relationships with various program managers to produce additional property and casualty insurance premiums

Results of Operations

The Company's results of operations are derived from participation in pools of insurance covering ocean marine, inland marine, aircraft and other liability insurance managed by MMO and affiliates. Since January 1, 1997, the Company's participation in the pools has been increased to 100%. The Company formerly wrote aircraft business, but has ceased writing any new policies covering aircraft insurance for periods subsequent to March 31, 2002.

MMO London wrote a book of ocean marine insurance through its participation in Lloyd's Syndicate 1265 and a book of assumed property and aircraft reinsurance through its participation in Lloyd's Syndicate 2010. Since January 1, 2002, MMO London has not provided capacity to any Lloyd's syndicate.

The Company records premiums written in the year policies are issued and earns such premiums on a monthly pro rata basis over the terms of the respective policies. The following tables present the Company's gross premiums written, net premiums written and net premiums earned for each of the past three years.

NYMAGIC Gross Premiums Written by Segment	Year Ended December 31, 2004		2003		2002	
	(Dollars in thousands)					
Ocean marine	$104,726	57%	$ 94,649	66%	$ 89,301	59%
Inland marine/Fire	16,878	9%	16,515	12%	13,311	9%
Other liability	61,688	34%	28,468	20%	13,874	9%
Subtotal	183,292	100%	139,632	98%	116,486	77%
Aircraft	342	--	3,565	2%	35,874	23%
MMO London	--	--	--	--	157	--
Total	$183,634	100%	$143,197	100%	$152,517	100%

NYMAGIC Net Premiums Written by Segment	Year Ended December 31, 2004		2003		2002	
	(Dollars in thousands)					
Ocean marine	$ 82,689	60%	$ 67,744	69%	$ 70,839	67%
Inland marine/Fire	5,255	4%	4,833	5%	2,975	3%
Other liability	49,190	36%	22,961	23%	9,960	9%
Subtotal	137,134	100%	95,538	97%	83,774	79%
Aircraft	(6)	--	2,769	3%	22,366	21%
MMO London	--	--	--	--	302	--
Total	$137,128	100%	$98,307	100%	$106,442	100%

NYMAGIC Net Premiums Earned by Segment	Year Ended December 31,					
	2004		2003		2002	
	(Dollars in thousands)					
Ocean marine	$ 76,361	66%	$ 73,096	76%	$ 61,887	54%
Inland marine/Fire	4,919	4%	4,234	4%	2,371	2%
Other liability	35,056	30%	16,126	17%	6,883	6%
Subtotal	116,336	100%	93,456	97%	71,141	62%
Aircraft	(3)	--	2,938	3%	38,157	34%
MMO London	--	--	--	--	4,159	4%
Total	$116,333	100%	$96,394	100%	$113,457	100%

Unlike many types of property and casualty insurance, ocean marine, inland marine, aircraft and other liability premium rates are not strictly regulated by governmental authorities. Consequently, the Company is able to adjust premium rates quickly in response to competition, varying degrees of risk and other factors. In addition, the Company, by virtue of its underwriting flexibility, is able to emphasize specific lines of business in response to advantageous premium rates and its anticipation of positive underwriting results. However, the insurance industry is highly competitive and the companies against which the Company competes may seek to limit any market premium rate.

The property and casualty industry historically has been highly cyclical. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including competition and the amount of available capital and surplus in the industry. For example, the substantial losses in the insurance industry arising from the events of September 11, 2001 caused rates in the insurance industry to rise. However, new capital has since flowed into the insurance industry. To the extent that more capital is available, there may be downward pressure on premium rates as a result of increased supply. These factors affecting rates for the industry in general impact the rates we are able to charge. Any significant decrease in the rates for property and casualty insurance could reduce our net income. While rates impact our net income, there is not necessarily a direct correlation between the level of rate increases or decreases and net income because other factors, such as the amount of catastrophe losses and the amount of expenses, also affect net income.

Prevailing policy terms and conditions in the property and casualty insurance market are also highly cyclical. Changes in terms and conditions unfavorable to insurers, which tend to be correlated with declining rates, could further reduce our net income. Even as rates rise, the average percentage rate increases can fluctuate greatly and be difficult to predict.

The Company's general and administrative expenses consist primarily of compensation expense, employee benefits and rental expense for office facilities. The Company's policy acquisition costs include brokerage commissions and premium taxes both of which are primarily based on a percentage of premiums written. Acquisition costs have generally changed in proportion to changes in premium volume. Losses and loss adjustment expenses incurred in connection with insurance claims in any particular year depend upon a variety of factors including the rate of inflation, accident or claim frequency, the occurrence of natural catastrophes and the number of policies written.

The Company estimates reserves each year based upon, and in conformity with, the factors discussed under "Business-Reserves." Changes in estimates of reserves are reflected in operating results in the year in which the change occurs.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003

Net income for the year ended December 31, 2004 was $14.6 million or $1.48 per diluted share, as compared to $17.1 million, or $1.74 per diluted share, for the year ended December 31, 2003. The decrease in net income in 2004 compared to 2003 was primarily attributable to lower investment yields, primarily from limited partnerships, an increase in interest expense arising from the Company's issuance of $100 million of 6.5% senior notes on March 11, 2004 and the expenses incurred by the Company in connection with compliance with section 404 of the Sarbanes-Oxley Act.

Total revenues for the year ended December 31, 2004 were $142.9 million compared with $120.8 million for the year ended December 31, 2003 primarily reflecting increases in net premiums earned.

Net realized investment gains after taxes were $440,000, or $.04 per diluted share, and $357,000, or $.04 per diluted share, for the years ended December 31, 2004 and 2003, respectively. These amounts reflect the sale of fixed income investments.

Gross premiums written, net premiums written and net premiums earned for the year ended December 31, 2004 increased by 28%, 39% and 21%, respectively, when compared to the same period of 2003 reflecting growth in all of our core segments of business.

Premiums for each segment are discussed below:

Ocean marine gross premiums written grew by 11% during 2004 when compared to the prior year. The 2004 year premiums reflect an increase in cargo premium production as a result of our agreement with Southern Marine & Aviation, a leading provider of insurance for bulk petroleum cargo shipments, which commenced underwriting for the Company in the fourth quarter of 2003. Gross premiums in 2004 also reflect a leveling to slight decline in premium rates across all classes with the largest rate decreases occurring in the drill rig class. The leveling of premium rates follows a few years of rate increases. Net premiums written increased by 22% in 2004 when compared to 2003 reflecting increased gross premiums as well as higher net retentions per loss. The Company's net loss retention increased to a maximum of $4 million for any one risk or any one occurrence effective on policies written during 2004 compared with $2 million for any one risk or any one occurrence effective on policies written during 2003. Partially offsetting the reduction in ceded written premiums in 2004 were $1.6 million in reinsurance reinstatement costs incurred as a result of the Hurricane Ivan catastrophe loss. There were no reinsurance reinstatement costs incurred on catastrophe losses in 2003. Net premiums earned grew by 4% in 2004 when compared to 2003 reflecting growth in premium production partially offset by reinsurance reinstatement costs. The Company cannot assure that ocean marine rates will not further decrease in 2005.

Inland marine/fire gross premiums written increased by 2% for the year ended December 31, 2004 when compared to 2003. The increase in premium writings reflect additional production from policies covering inland marine, fire, and motor truck cargo and new production sources in the surety class. Gross premiums written in 2004 reflect mildly lower market rates. Both net premiums written and net premiums earned increased 9% and 16%, respectively, over the comparable 2003 amounts primarily reflecting higher net loss retention levels.

Other liability gross premiums written rose by 117% for the year ended December 31, 2004 when compared to 2003 primarily due to premium volume increases from existing classes and new classes of business. The growth in gross premiums written from existing classes of business was derived from the professional liability class, which rose from $6.0 million in 2003 to $22.6 million in 2004 as well as additional production in the contractor's liability class. As the Company commenced underwriting excess workers compensation and commercial auto insurance in the latter half of 2003, volume increases from each of these classes of business were also achieved in 2004. Gross premiums written in 2004 and 2003 for excess workers compensation were $14.5 million and $6.2 million, respectively, and $6.9 million in commercial auto for 2004 as compared to $3.3 million in 2003. Premium rates in the professional liability class were flat in 2004; however, premium rates in some of the Company's other casualty classes have decreased by as much as 15% in 2004 when compared to the same period in 2003. The leveling of premium rates follows a few years of significant rate increases. Net premiums written and net premiums earned grew by 114% and 117%, respectively, over the prior year due to production increases achieved in 2004. The Company cannot assure that other liability rates will not further decrease in 2005.

Aircraft premiums decreased substantially in 2004 as a result of the Company having ceased writing new aircraft policies subsequent to March 31, 2002. Net premiums written and net premiums earned decreased in 2003 for the same reason.

Net losses and loss adjustment expenses incurred as a percentage of net premiums earned (the loss ratio) for the year ended December 31, 2004 was 57.2% compared to 57.8% for the year ended December 31, 2003. The Company recorded lower loss ratios in 2004 primarily due to a reduction in net loss reserves in the aircraft line of business of $8.3 million, or 7.1% of the loss ratio, relating to the events occurring on September 11, 2001. Specifically, the loss reserves relating to the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania were reduced as a result of lower than expected losses. Offsetting this benefit were net catastrophe losses in the ocean marine line in 2004 arising from Hurricane Ivan that increased losses incurred by $2.8 million and reduced net premiums earned by $1.6 million due to reinsurance reinstatement costs. There were no catastrophe losses reported in 2003. A few large current accident year losses occurring in the ocean marine line of business also contributed to a higher loss ratio in the ocean marine line in 2004. The inland marine/fire loss ratios for 2004 were lower than 2003, reflecting a lower frequency of claims and favorable loss development. The other liability loss ratio also improved in 2004 when compared to the loss ratio in 2003 primarily due to the growth in professional liability writings and excess liability lines of business, which largely reflected the beneficial impact of firmer rates in those classes of business.

The Company decreased net loss reserves by approximately $15 million in 2004 from the 2003 year end net unpaid loss reserve amount of $242 million. This benefit primarily resulted from the favorable development of aircraft loss reserves, which was largely attributable to the 2001 accident year. Both ocean marine and inland marine/fire also recorded favorable loss development as a result of a lower than expected emergence of losses. The favorable 2004 results were affected by net adverse loss development of $1.2 million resulting in part from provisions made for insolvent, financially impaired and commuted reinsurers, as compared to $1.0 million in 2003. The 2004 results also reflect $4.3 million of adverse development from the Company's other liability line reflecting reserve strengthening relating to a few specific umbrella exposures stemming from Asbestos losses, as compared to $750,000 in 2003.

Policy acquisition costs as a percentage of net premiums earned (the acquisition cost ratio) for the year ended December 31, 2004 were 21.6% as compared with 20.2% for the year ended December 31, 2003. The acquisition cost ratio for 2004 reflects an increase in the ocean marine ratio as a result of higher acquisition costs associated with new sources of cargo premium production and an increase in the other liability class reflecting higher acquisition costs relating to increases in the professional liability class of business. In addition, premiums earned in 2003 reflected larger amounts of aircraft premiums, which generally have a lower acquisition cost ratio than other lines of business.

General and administrative expenses increased by 19.7% to $23.2 million for the year ended December 31, 2004 from $19.4 million for the year ended December 31, 2003. The increase in 2004 was largely attributable to an increase in employee related expenses to service the growth in the Company's business operations. Contributing to the increase in 2004 were higher administrative expenses resulting from the implementation of computer systems and Sarbanes-Oxley related expenses.

The Company's combined ratio (the loss ratio plus the ratio of policy acquisition costs and general and administrative expenses divided by premiums earned) was 98.8% for the 2004 year compared with 98.1% for 2003.

Net investment income for the year ended December 31, 2004 increased by 6% to $23.7 million from $22.4 million for the year ended December 31, 2003. Although the Company maintained a larger invested asset base in 2004 than it did in 2003 as a result of favorable cash flow from operations and the proceeds received from the $100 million of 6.5% senior notes issued on March 11, 2004, investment yields declined in 2004 as a result of lower income from limited partnerships.

Investment income, net of investment fees, from each major category of investments is as follows:

	Years ended December 31,	
	2004	2003
	(in millions)	
Fixed maturities, available for sale	$ 4.4	$ 4.2
Fixed maturities, trading securities	13.4	12.9
Short-term investments	3.0	1.9
Equity in earnings of limited partnerships	7.7	8.5
Total investment income	28.5	27.5
Investment expenses	(4.8)	(5.1)
Net investment income	$ 23.7	$ 22.4

As of December 31, 2004 and 2003 investments in limited partnerships amounted to approximately $190.5 million and $105.4 million, respectively. A significant portion of the proceeds received from the $100 million of 6.5% senior notes were invested in limited partnerships. The equity method of accounting is used to account for the Company's limited partnership hedge fund investments. Under the equity method, the Company records all changes in the underlying value of the limited partnership hedge fund to results of operations.

As of December 31, 2004 and 2003 investments in the trading portfolio amounted to approximately $17.8 million and $61.7 million, respectively. Net investment income for 2004 and 2003 reflects approximately $13.4 million and $12.9 million, respectively, derived from trading portfolio activities. These activities include the trading of collateralized debt obligations (CDOs) and treasury notes. The Company's trading portfolio is marked to market with the change recognized in net investment income during the current period. Any realized gains or losses resulting from the sales of trading securities are also recognized in net investment income.

As a result of the accounting treatment of its limited partnerships and trading portfolio, the Company's investment income results may be volatile. As the Company invests a greater percentage of its investment portfolio in limited partnership hedge funds and if the amount of trading securities held varies significantly during different periods, there may also be a greater volatility associated with the Company's investment income.

Commission and other income increased to $2.3 million for the year ended December 31, 2004 from $1.5 million for 2003 primarily as a result of other income received from litigation and arbitration settlements. The 2003 amounts consisted primarily of lesser amounts of income received from arbitration settlements. Larger amounts were also recorded in 2004 from reinsurance profit commissions on ocean marine business.

Net realized investment gains were $678,000 for the year ended December 31, 2004 as compared to $550,000 for the year ended December 31, 2003. These amounts reflect the sale of fixed income investments. Write-downs from other-than-temporary declines in the fair value of securities amounted to $124,000 and $0 for the years ended December 31, 2004 and 2003, respectively.

Interest expense was $5.4 million for the year ended December 31, 2004 compared to $26,000 for 2003 as a result of interest expense arising from the Company's issuance of $100 million of 6.5% Senior Notes on March 11, 2004.

Total income tax expense as a percentage of income before taxes for year ended December 31, 2004 was 35.3% as compared to 34.8% for the same period of 2003. The increase in the percentage primarily relates to higher state and local taxes in 2004 at the holding company level.

Premiums and other receivables, net increased to $42.6 million as of December 31, 2004 from $24.0 million as of December 31, 2003 due to increases in gross premiums written and larger balances due from the pool managed by MMO.

Reinsurance receivables on paid and unpaid losses, net, amounted to $14.5 million and $247.8 million, respectively, as of December 31, 2004 as compared to $4.2 million and $276.6 million, respectively, as of December 31, 2003. Paid recoverables increased in 2004 primarily due to a large loss payment made at year end. Unpaid recoverables decreased in 2004 primarily due to declines in recoverables in the runoff line of aircraft business.

Other assets increased to $6.5 million as of December 31, 2004 from $3.7 million as of December 31, 2003 primarily as a result of deferred bond issuance costs incurred on the Company's 6.5% senior notes.

Unpaid losses and loss adjustment expenses decreased to $503.3 million at December 31, 2004 from $518.9 million at December 31, 2003. The decrease was primarily attributable to declines in loss reserves in the runoff aircraft line of business largely as a result of the reduction in reserves for the terrorist attacks on September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania. Partially offsetting this decrease were increases in loss reserves in the Company's ocean marine and other liability lines of business due to increased production in 2004.

Reserve for unearned premiums of $83.1 million as of December 31, 2004 increased by 34% over the balance as of December 31, 2003. The percentage increase is comparable to the increase in gross premiums written from the Company's core lines of business.

Other liabilities increased to $26.6 million as of December 31, 2004 from $15.4 million for 2003 due in large part to increases in funds received from reinsurers and interest expense payable on the Company's 6.5% senior notes.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

Net income for the year ended December 31, 2003 was $17.1 million or $1.74 per diluted share, as compared to $28.7 million, or $3.08 per diluted share, for the year ended December 31, 2002. The decrease in net income in 2003 compared to 2002 was primarily attributable to realized investment gains and tax benefits of $9.3 million, or $0.99 per diluted share, resulting from the withdrawal from London operations in 2002.

Total revenues for the year ended December 31, 2003 were $120.8 million compared with $139.5 million for the year ended December 31, 2002 reflecting a decline in net premiums earned from lines of business in runoff.

Net realized investment gains after taxes were $357,000, or $.04 per diluted share, and $5.5 million, or $.59 per diluted share, in the years ended December 31, 2003 and 2002, respectively. The 2002 amounts reflected the sale of substantially all of the Company's fixed income investments.

Gross premiums written, net premiums written and net premiums earned for the year ended December 31, 2003 declined by 6%, 8% and 15%, respectively, when compared to the year ended December 31, 2002 as a result of the Company's decisions to cease writing aircraft business and to withdraw from operations in London. However, gross premiums written, net premiums written and net premiums earned from the Company's core segments (ocean marine, inland marine/fire and other liability) increased by 20%, 14% and 31%, respectively, in 2003 over 2002.

Premiums for each segment are discussed below:

Ocean marine gross premiums written grew by 6% during 2003 when compared to 2002. The increase reflected higher ocean marine rates with the largest rate increases, approximately 5% to 15%, occurring in the marine liability and hull classes and additional production was achieved in the marine liability class. Other marine classes experienced a leveling in rates. Partially offsetting the overall increase were decreases in policy count in the drill rig class partly as a result of some one-time builder's risk policies written in 2002, which were not renewed in 2003. Builder's risk policies may have policy terms greater than one year and accordingly their premiums are earned over the related policy periods. In addition, we did not renew certain cargo policies in order to reduce concentrations of risk. However, commencing in the fourth quarter of 2003, gross premiums included approximately $6.5 million of cargo premiums from our agreement with Southern Marine & Aviation, a leading provider of insurance for bulk petroleum cargo shipments. Net premiums written decreased by 4% reflecting larger amounts of ceded reinsurance premium as a result of higher costs as well as the business mix within the various classes of ocean marine insurance. Net premiums earned grew by 18% in 2003 compared to 2002 reflecting premium rate increases as well as increased production in the marine liability classes.

Inland marine/fire gross premiums written increased by 24% for the year ended December 31, 2003 when compared to 2002, largely due to the growth in the Company's underwriting program insuring excess and surplus lines property risks and improved pricing. Both net premiums written and net premiums earned increased 62% and 79%, respectively, over the comparable 2002 amounts reflecting increases in production, pricing and higher net loss retention levels.

Other liability gross premiums written rose by 105% for the year ended December 31, 2003 when compared to 2002 due to production increases from existing classes and new classes (commercial automobile liability and excess workers compensation) and higher premium rates on policy renewals. Average rate increases achieved in 2003 were approximately 10% to 20%. Although additional production was achieved in the contractors' liability class, policy count was reduced in the professional liability classes to mitigate exposure in certain classes of errors and omission policies. New sources of production include underwriting a programmed book of commercial automobile liability insurance written primarily in New York area, which contributed $3.3 million in gross premiums written in 2003. In addition, gross premiums written in 2003 also include $6.2 million of excess workers' compensation insurance, which focuses on smaller companies in the New York area. Net premiums written and net premiums earned grew by 131% and 134%, respectively over the prior year due to the premium rate and production increases as well as higher net loss retention levels in the contractors' liability and errors and omission classes.

Aircraft gross written premiums decreased 90% in 2003 from $35.9 million to $3.5 million as a result of the Company having ceased writing new aircraft policies subsequent to March 31, 2002. Net premiums written and net premiums earned decreased in 2003 for the same reasons.

MMO London premiums earned were zero in 2003, down from $4.2 million in 2002, because the Company did not provide capacity to any Lloyd's syndicate for the 2002 and subsequent underwriting years.

Net losses and loss adjustment expenses incurred as a percentage of net premiums earned (the loss ratio) for the year ended December 31, 2003 was 57.8% compared to 64.7% for the year ended December 31, 2002. The Company recorded lower loss ratios in 2003 in both the ocean marine and other liability lines of business, which largely reflected the absence of any catastrophe losses and the beneficial impact of increased rates in those lines of business. Net losses incurred from catastrophes in 2002 were $3 million and $0 in 2003.

The Company decreased net loss reserves by approximately $1.4 million in 2003 from the 2002 year end reserve amount of $209 million. This benefit resulted from the favorable development of ocean marine reserves offset by the adverse development of aviation reserves attributable to accident years 1997 to 2000 and additional net loss development in its umbrella (other liability) losses of approximately $1.0 million. The year end 2003 results were affected by net adverse development of $1.0 million resulting in part from provisions made for insolvent, financially impaired and commuted reinsurers, as compared to $5.2 million in 2002. The 2003 results include $753,000 of adverse development from the Company's other liability line reflecting additional umbrella exposures, as compared to $2.2 million in 2002.

Policy acquisition costs as a percentage of net premiums earned for the year ended December 31, 2003 were 20.2% as compared with 16.7% for the year ended December 31, 2002. Net premiums earned in the prior year reflected larger amounts of aircraft premiums, which have a lower acquisition cost ratio than other lines of business. Accordingly, a large part of the aircraft premium written in 2002 reflected premium surcharges for terrorism coverage, which were recorded with a nominal processing charge. Premiums earned in 2003 included amounts from new sources of production, including commercial auto and cargo premiums, which have higher acquisition costs than other classes of business.

General, administrative and interest expenses increased by 3% to $19.5 million for the year ended December 31, 2003 from $18.9 million for the year ended December 31, 2002. The prior year's amount included $1.5 million in charges resulting from the reorganization of the Company's management structure and consisted primarily of severance payments to three of the Company's former executive officers. All expenses related to the reorganization were paid prior to June 30, 2003. Increases in expenses for 2003 were partly attributable to the Company's new lease for its principal office space which became effective prior to the expiration on December 31, 2003 of the lease for the Company's prior office location resulting in higher rent while both leases were in effect. The Company also incurred costs with respect to the implementation of computer systems.

The Company's combined ratio (the loss ratio plus the ratio of policy acquisition costs and general and administrative expenses divided by premiums earned) was 98.1% for the 2003 year compared with 97.5% for 2002.

Net investment income for the year ended December 31, 2003 increased by 42% to $22.4 million from $15.8 million in the year ended December 31, 2002. The increase in 2003 reflects the implementation of our revised investment strategy, including income derived from trading portfolio activities and limited partnerships, partially offset by a lower investment yield on the fixed income portfolio in 2003 as a result of a larger position held by the Company in short-term investments. Net investment income for 2003 reflects approximately $12.9 million derived from trading portfolio activities, which commenced in 2003. The Company's trading portfolio is marked to market with the change recognized in net investment income during the current period. Any realized gains or losses resulting from the sales of trading securities are also recognized in net investment income. Net investment income derived from limited partnership hedge fund investments approximated $8.5 million in 2003 as compared to approximately $1.0 million in 2002. The Company initially invested in hedge funds in the fourth quarter of 2002. The equity method of accounting is used to account for the Company's limited partnership hedge fund investments. Under the equity method, the Company records all changes in the underlying value of the limited partnership hedge fund to results of operations. The Company's investments in limited partnership hedge funds amounted to approximately $105 million and its trading account amounted to $62 million as of December 31, 2003.

Investment income, net of investment fees, from each major category of investments is as follows:

	Years ended December 31,	
	2003	2002
	(in millions)	
Fixed maturities, available for sale	$ 4.2	$ 14.4
Fixed maturities, trading securities	12.9	---
Short-term investments	1.9	.9
Equity securities	---	.5
Equity in earnings of limited partnerships	8.5	1.0
Total investment income	27.5	16.8
Investment expenses	(5.1)	(1.0)
Net investment income	$ 22.4	$ 15.8

Commission and other income decreased to $1.5 million for the year ended December 31, 2003 from $1.7 million for 2002. The 2003 amounts consisted primarily of income received from arbitration settlements, offset by returns of reinsurance profit contingent commissions. In the second quarter of 2003, an arbitration procedure was completed against a former pool member, Utica Mutual, which resulted in a payment to MMO of approximately $7.8 million. This amount represented Utica Mutual's funding requirement to the MMO pools. In addition, MMO was awarded interest of approximately $1 million on a pre-tax basis. In 2002, larger profit commissions were earned based upon the ceded results of aircraft reinsurance treaties.

Net realized investment gains were $550,000 for the year ended December 31, 2003 as compared to $8.5 million for the year ended December 31, 2002. Net realized investment gains in 2002 reflected the sale of substantially all of the Company's fixed income investments. Write-downs from other-than-temporary declines in the fair value of securities amounted to $0 and $1.5 million for the years ended December 31, 2003 and 2002, respectively.

Total income taxes increased to $9.1 million in 2003 from $(444,000) for 2002. The amount for the prior year included $9.3 million in tax benefits attributable to the Company's withdrawal from its London operations.

Premiums and other receivables, net decreased to $24.0 million as of December 31, 2003 from $35.7 million as of December 31, 2002 as a result of smaller balances due from the pool managed by MMO. Favorable cash flows were recorded at MMO due in part to the previously mentioned arbitration settlement and as a result of smaller investment balances held on behalf of its pool members.

Reinsurance receivables on paid and unpaid losses, net, decreased to $4.2 million and $276.6 million, respectively, as of December 31, 2003 from $19.4 million and $307.0 million, respectively, as of December 31, 2002 due mainly to collections of reinsurance receivables on paid losses and the commutation of certain receivables.

Unpaid losses and loss adjustment expenses increased to $518.9 million at December 31, 2003 from $516.0 million at December 31, 2002. The increase of $2.9 million was primarily attributable to increases in the ocean marine and other liability lines as a result of increased writings; however, offset by declines in unpaid losses in the aircraft line of business.

Prepaid reinsurance premiums of $20.9 million and reserve of unearned premiums of $61.8 million as of December 31, 2003 increased from $ 6.4 million and $ 45.4 million, respectively in the 2002 year end balances primarily due to increases in both ceded and gross writings in the ocean marine and other liability lines of business.

Ceded reinsurance payable increased to $25.8 million at December 31, 2003 from $19.7 million at December 31, 2002 as a result of the timing of reinsurance payments.

Liquidity and Capital Resources

The Company monitors cash and short-term investments in order to have an adequate level of funds available to satisfy claims and expenses as they become due. As of December 31, 2004, the Company's assets included approximately $310 million in cash and short-term investments. The amount of short-term investments held is a direct result of the Company's concern over the prospects of rising interest rates in the near future. In February 2005, the Company purchased approximately $237 million in treasury notes with a one year maturity date.

The primary sources of the Company's liquidity are funds generated from insurance premiums, investment income and maturing or liquidating investments.

On March 11, 2004, the Company issued $100,000,000 in 6.5% senior notes due March 15, 2014 and received proceeds of $98,763,000 net of underwriting discount, but before other transaction expenses. The senior notes provide for semi-annual interest payments and are to be repaid in full on March 15, 2014. On July 1, 2004 the Company completed the exchange of registered 6.5% senior notes for the unregistered senior notes issued on March 11, 2004, as required by the registration rights agreement with the purchasers of the senior notes. The indenture relating to the senior notes provides that the Company and its restricted subsidiaries may not incur indebtedness unless the total indebtedness of the Company and its restricted subsidiaries, calculated on a pro forma basis after such issuance, would not exceed 50% of our total consolidated capitalization (defined as the aggregate amount of our shareholders' equity as shown on our most recent quarterly or annual consolidated balance sheet plus the aggregate amount of indebtedness of the Company and its restricted subsidiaries). The indenture also provides that the Company and its restricted subsidiaries will not pay dividends or make other payments or distributions on the Company's stock or the stock of any restricted subsidiary (excluding payments by any restricted subsidiary to the Company), purchase or redeem the Company's stock or make certain payments on subordinated indebtedness unless, after making any such payment, the total indebtedness of the Company and its restricted subsidiaries would not exceed 50% of our total consolidated capitalization (as defined above). In addition, the indenture contains certain other covenants that restrict our ability and our restricted subsidiaries' ability to, among other things, incur liens on any shares of capital stock or evidences of indebtedness issued by any of our restricted subsidiaries or issue or dispose of voting stock of any of our restricted subsidiaries. The Company used part of the net proceeds from the sale of the senior notes to purchase from certain of its shareholders a total of 1,092,735 shares of common stock at $24.80 per share. The Company is using the remaining net proceeds for working capital and other general corporate purposes. The Company may also deploy the net proceeds for acquisitions, although the Company has no agreement with respect to any acquisition. We do, however, assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Cash flows provided by operating activities were $66.3 million and $12.1 million for the year ended December 31, 2004 and 2003, respectively. Sources of cash flows of $44.0 million in 2004 resulted from decreases in the Company's trading portfolio. Cash of $61.7 million was used in 2003 to establish the Company's trading portfolio, whose trading activities included collateralized debt obligations and certain other fixed maturity securities. As the Company commenced its trading portfolio in 2003, any securities purchased by the Company would be reflected as a use of cash from operating activities and any securities sold would be reflected as a source of cash from operating activities. In addition, cash flows in 2003 reflected larger amounts received from collections of both reinsurance and premium and other receivables than in 2004. Paid losses were lower in 2003 than in 2004, reflecting the commutation of approximately $27.5 million of certain ceded loss reserves.

Cash flows from operating activities in 2002 amounted to $66.2 million resulting primarily from increases in premiums. Cash flows in 2002 reflected significant amounts received from aircraft premiums as a result of premium surcharges for terrorism coverage. A substantial portion of such cash flows provided from operating activities was then used in investing activities to purchase fixed maturities. Further increasing cash flows in 2002 was the commutation of ceded loss reserves that contributed approximately $19.3 million to cash flows. The Company's loss payments on asbestos/environmental business, however, adversely affected cash flows during the past three years.

In 2002, the Company entered into a credit agreement with an unaffiliated company. The agreement combined the Company's then existing credit agreements together with a facility to fund future cash draw downs on the letters of credit issued on behalf of the Company to fund losses in MMO London. During 2002, the remaining balance of the letters of credit issued on behalf of the Company was fully drawn down (approximately $15.7 million) and such payments were funded entirely under the credit agreement. Approximately $17.4 million of the loan balance was repaid in 2002 from cash derived from operating activities. On February 7, 2003, the Company repaid its entire outstanding loan balance to the bank following the sale of equity to Conning Capital Partners VI, L.P. ("Conning") on January 31, 2003. In this transaction, Conning acquired 400,000 investment units from the Company, each unit consisting of one share of the Company's common stock and an option to purchase an additional share of common stock from the Company. Conning paid $21.00 per unit resulting in $8.4 million in proceeds to the Company. The option exercise price is based on a formula contained in the Option Certificate (which was attached as an exhibit to the Company's current report on Form 8-K filed on February 4, 2003). The Company used common stock held in treasury to effect the transaction with Conning. As of December 31, 2004, there were no outstanding balances open on letter of credit agreements.

Under the Common Stock Repurchase Plan, the Company may purchase up to $55,000,000 of the Company's issued and outstanding shares of common stock on the open market. The Company repurchased 98,816 shares of its common stock in 2003. During 2003, the Company also issued 400,000 treasury shares in conjunction with the equity sale to Conning Capital Partners VI, L.P. There were no repurchases of common stock during 2004 and 2002.

In a transaction separate from its common stock repurchase plan, on January 7, 2005 the Company purchased from certain of its shareholders a total of 1,092,735 shares of common stock at $24.80 per share. The selling shareholders were Mark W. Blackman, a son of the Company's founder who served on our board of directors from 1979 until May 2004 and who is currently the Company's Chief Underwriting Officer (54,530 shares), his wife (50,000 shares), and two trusts for the benefit of their children (110,000 shares); Lionshead Investments, LLC, a company controlled by John N. Blackman, Jr., also a son of the Company's founder who served on our board of directors from 1975 until May 2004 (495,030 shares), two of his children (67,664 shares), a trust for the benefit of a third child (25,158 shares), and a family trust (25,000 shares); and, two trusts and a foundation established by Louise B. Tollefson, the former wife of the Company's founder (265,353 shares). Robert G. Simses, a director of NYMAGIC INC., is a trustee of the last mentioned entities.

As a result of the share purchase, the Company's outstanding shares were reduced from 9,781,098 shares to 8,688,363 shares, of which 2,470,262 shares are beneficially owned by the Company's founder's family, and of these shares 1,800,000 shares are subject to the option of Mariner Partners, Inc., and 100,000 shares are subject to the option of Conning Capital Partners.

On December 30, 2002, the Company signed a sublease at 919 Third Avenue, New York, NY 10022 for which it received landlord's consent dated January 31, 2003, for approximately 28,000 square feet for its principal offices in New York. The sublease commenced on March 1, 2003 and expires on July 30, 2016. The minimum monthly rental payments of $102,794 commenced in March 2004 and end in 2016 and will amount to $15.3 million of total rental payments over the term of the sublease.

Specific related party transactions and their impact on results of operations are disclosed in Note 16 of the Company's financial statements.

The Company adheres to investment guidelines set by management and approved by the Finance Committee of the Board of Directors. See "Investment Policy."

NYMAGIC's principal source of cash flow is dividends from its insurance company subsidiaries, which are then used to fund various operating expenses, including interest expense, loan repayments and the payment of any dividends to shareholders. The Company's domestic insurance company subsidiaries are limited by statute in the amount of dividends that may be declared or paid during a year. The limitation restricts dividends paid or declared to the lower of 10% of policyholders' surplus or 100% of adjusted net investment income as defined under New York Insurance Law. Within this limitation, the maximum amount which could be paid to the Company out of the domestic insurance companies' surplus was approximately $14.7 million as of December 31, 2004. In connection with the application for approval of acquisition of control of NYMAGIC, INC., filed by Mariner and William J. Michaelcheck with the New York State Insurance Department (the "Department") pursuant to Section 1506 of the New York Insurance Law, New York Marine and Gotham agreed for a period of two years from July 31, 2002, the date of the acquisition of such control, not to pay any dividends without the consent of the Department. The limitations on dividends from the insurance company subsidiaries did not have a material impact on the Company's ability to meet current cash obligations during this two year period.

During 2003 and 2004, New York Marine requested and received approval from the State of New York Insurance Department to pay extraordinary dividends of $5,000,000 and $15,000,000, respectively, to the Company. New York Marine and Gotham collectively paid ordinary dividends of $4,575,000 and $500,000 in 2003 and 2004, respectively.

On February 26, 2004, the Company declared a dividend of six cents per share to shareholders of record on March 31, 2004, payable on April 6, 2004. On May 28, 2004, the Company declared a dividend of six cents per share to shareholders of record on June 30, 2004, payable on July 6, 2004. On September 15, 2004, the Company declared a dividend of six cents per share to shareholders of record on September 30, 2004, payable on October 6, 2004. On December 2, 2004, the Company declared a dividend of six cents per share to shareholders of record on December 31, 2004, payable on January 6, 2005. On March 12, 2003, the Company declared a dividend of six cents per share to shareholders of record on March 31, 2003, payable on April 8, 2003. On June 12, 2003, the Company declared a dividend of six cents per share to shareholders of record on June 30, 2003, payable on July 8, 2003. On September

17, 2003, the Company declared a dividend of six cents per share to shareholders of record on December 31, 2003, payable on October 7, 2003. On December 17, 2003, the Company declared a dividend of six cents per share to shareholders of record on December 31, 2003, payable on January 8, 2004. The Company did not declare or pay a dividend at any time during 2002.

During 2004, the Company granted options to a new director to purchase 10,000 shares of the Company's common stock. During 2003, the Company granted options to purchase 20,000 shares of the Company's common stock to certain directors of the Company, who are not officers of the Company. During 2002, the Company granted options to directors, officers and employees to purchase a total of 463,000 shares of the Company's common stock. The exercise prices of these stock options are equal to the closing prices of the Company's stock on the New York Stock Exchange on the dates of the underlying stock grants.

Under the Amended and Restated 2004 Long-Term Incentive Plan, the Company granted 14,100 shares of common stock to certain officers and directors of the Company in 2004 for a total compensation expense of approximately $369,000. The Company also granted 8,557 deferred share units to certain directors in 2004 for a total expense of approximately $185,000.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than as disclosed herein.

Contractual Obligations

The following table presents the Company's contractual obligations as of December 31, 2004:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(in thousands)		
Long-term debt obligations	$ 100,000	---	---	---	$ 100,000
Interest on debt obligations	61,750	6,500	13,000	13,000	29,250
Losses and loss expenses(1)	503,261	113,133	148,864	67,027	174,237
Operating lease obligations	14,602	1,299	2,586	2,567	8,150
Funding commitment (2)	4,350	4,350	--	--	--
Total	$ 683,963	125,282	164,450	82,594	311,637

(1) Represents an estimated payout based upon historical paid loss development patterns.
(2) Commitment to provide capital to Tiptree.

Critical accounting policies

The Company discloses significant accounting policies in the notes to its financial statements. Management considers certain accounting policies to be critical for the understanding of the Company's financial statements. Such policies require significant management judgment and the resulting estimates have a material effect on reported results and will vary to the extent that future events affect such estimates and cause them to differ from the estimates provided currently. These critical accounting policies include unpaid losses and loss adjustment expenses, allowance for doubtful accounts, impairment of investments and stock compensation.

Unpaid losses and loss adjustment expenses are based on individual case estimates for losses reported. A provision is also included, based on actuarial estimates utilizing historical trends in the frequency and severity of paid and reported claims, for losses incurred but not reported, salvage and subrogation recoveries and for loss adjustment expenses. Unpaid losses with respect to asbestos/environmental risks are difficult for management to estimate and require considerable judgment due to the uncertainty regarding the significant issues surrounding such claims. For a further discussion concerning asbestos/environmental reserves see "Reserves." Unpaid losses and loss adjustment expenses amounted to $503.3 million and $518.9 million at December 31, 2004 and 2003, respectively. Unpaid losses and loss adjustment expenses, net of reinsurance amounted to $255.5 million and $242.3 million at December 31, 2004 and 2003, respectively. Management believes that both the gross and net unpaid loss reserve estimates as of December 31, 2004 have been reasonably estimated as reserves originally reported as of December 31, 2003 and

2002 have been considered adequate based upon loss development through December 31, 2004. Management continually reviews and updates the estimates for unpaid losses and any changes resulting therefrom are reflected in operating results currently. The potential for future adverse or favorable loss development is highly uncertain and subject to a variety of factors including, but not limited to, court decisions, legislative actions and inflation.

The allowance for doubtful accounts is based on management's review of amounts due from insolvent or financially impaired companies. Allowances are estimated for both premium receivables and reinsurance receivables. Management continually reviews and updates such estimates for any changes in the financial status of companies. For a further discussion concerning reinsurance receivables see "Reinsurance Ceded." The allowance for doubtful accounts on reinsurance receivables amounted to $12.4 million and $12.8 million at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts on premiums and other receivables amounted to $450,000 as of December 31, 2004 and 2003, respectively.

Impairment of investments, included in realized investment gains or losses, results from declines in the fair value of investments which are considered by management to be other-than-temporary. Management reviews investments for impairment based upon specific criteria that include the duration and extent of declines in fair value of the security below its cost or amortized cost. The Company performs a qualitative and quantitative review of all securities in a loss position in order to determine if any impairment is considered to be other-than-temporary. With respect to fixed income investments, declines in fair value of less than 10% are normally considered to be temporary, unless the fixed income security has been downgraded at least two levels by a major rating agency. Additionally, the Company reviews those securities held for six months or more, with fair value declines of greater than 10% at the end of each reporting period. The Company also reviews all securities with any rating agency declines during the reporting period. As a result of this review, the Company will record an impairment charge to earnings if the fair value decline is greater than 20%, if the fixed income security has been downgraded at least two levels by a major rating agency, or if the fair value decline is greater than 10% and the security has been downgraded one level by a major rating agency. This review includes considering the effect of rising interest rates and the Company's intent and ability to hold impaired securities in the foreseeable future to recoup any losses. In addition to subjecting its securities to the objective tests of percent declines in fair value and downgrades by major rating agencies, when it determines whether declines in the fair value of its securities are other than temporary, the Company also considers the facts and circumstances that may have caused the declines in the value of such securities. As to any specific security, it may consider general market conditions, changes in interest rates, adverse changes in the regulatory environment of the issuer, the duration for which the Company expects to hold the security and the length of any forecasted recovery. Approximately $124,000 and $0 were charged to results from operations for 2004 and 2003, respectively, resulting from fair value declines considered to be other-than-temporary. Gross unrealized gains and losses on fixed maturity investments available for sale amounted to approximately $1.6 million and $.4 million, respectively, at December 31, 2004. As of December 31, 2004, there were unrealized losses greater than one year from the date of purchase on fixed income securities available for sale amounting to $233,780. There were no unrealized gains or losses on equity securities at December 31, 2004 and 2003, respectively.

The Company utilizes the equity method of accounting to account for its limited partnership hedge fund investments. Under the equity method, the Company records all changes in the underlying value of the limited partnership to net investment income in results of operations. Net investment income before investment fees derived from investments in limited partnerships amounted to $7.7 million and $8.5 million for the years ended December 31, 2004 and 2003, respectively. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" with respect to market risks associated with investments in limited partnership hedge funds.

The Company maintained a trading portfolio at December 31, 2004 primarily consisting of collateralized debt obligations (CDOs), although certain other types of investments were included by the Company within the trading portfolio during 2004. These investments are marked to market with the change recognized in net investment income during the current period. Any realized gains or losses resulting from the sales of such securities are also recognized in net investment income. The Company recorded $13.4 million and $12.9 million in net trading portfolio income before investment fees for the years ended December 31, 2004 and 2003, respectively. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" with respect to market risks associated with investments in CDOs.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), prospectively to all employee awards granted, modified, or settled after January 1, 2003. Stock compensation expense recorded in 2004 and 2003 amounted to $589,000 and $17,000, respectively.

Effect of recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity ("VIE"). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003.

In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46R"), which incorporates a number of modifications and changes made to the original version. FIN 46R replaces the previously issued FIN 46 and, subject to certain special provisions, was effective no later than the end of the first reporting period that ended after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. The adoption of FIN 46R did not result in the consolidation of any VIEs.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This consensus provided recognition and measurement guidance for determining when an investment is other-than-temporarily impaired, specifically, when the investor has the ability and intent to hold an investment until recovery. This guidance was effective for reporting periods beginning after June 15, 2004. In September 2004, the guidance contained within some of the paragraphs in EITF 03-1 were delayed by FSP EITF Issue 03-1-1, "Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," until new guidance is issued. The Company believes the adoption of this guidance will not have a material impact on results of operations or financial condition. (For further discussion, see disclosures in Note 2.)

Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure" ("SFAS 148"), was issued by the Financial Accounting Standards Board ("FASB") in December 2002. SFAS 148 provides alternative methods of transition for a company that voluntarily changes its method of accounting for stock based employee compensation to the fair value method. SFAS 148 also requires additional disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and its effect on reported results. SFAS 148 is effective for interim periods beginning after December 15, 2002. The Company has adopted the appropriate disclosures under SFAS 148.

Effective December 2004, the FASB issued SFAS 123 (revised 2004), *Share Based Payment*. This Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. This Statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS 123 (revised 2004) is not likely to have a material impact on the Company's results of operations or financial condition since the Company previously adopted the fair value recognition provisions of SFAS 123.

Impact of Inflation

Periods of inflation have prompted the pools, and consequently the Company, to react quickly to actual or potential imbalances between costs, including claim expenses, and premium rates. These imbalances have been corrected mainly through improved underwriting controls, responsive management information systems and frequent review of premium rates and loss experience.

Inflation also affects the final settlement costs of claims, which may not be paid for several years. The longer a claim takes to settle, the more significant the impact of inflation on final settlement costs. The Company periodically reviews outstanding claims and adjusts reserves for the pools based on a number of factors, including inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk includes the potential for future losses due to changes in the fair value of financial instruments, which relates mainly to the Company's investment portfolio. Those risks associated with the investment portfolio include the effects of exposure to adverse changes in interest rates, credit quality, hedge fund and CDO investments.

The largest market risk to the Company is interest rate risk. Interest rate risk includes the changes in the fair value of fixed maturities based upon changes in interest rates. The Company considers interest rate risk and the overall duration of the Company's loss reserves in evaluating the Company's investment portfolio.

The following tabular presentation outlines the expected cash flows of fixed maturities available for sale for each of the next five years and the aggregate cash flows expected for the remaining years thereafter based upon maturity dates. Fixed maturities include taxable and tax-exempt securities with applicable weighted average interest rates.

	Future cash flows of expected principal amounts (Dollars in millions)							
Fixed maturities	2005	2006	2007	2008	2009	There-after	Total Amortized Cost	Total Fair Value
Tax-exempts	$ 8	---	---	---	---	---	$ 8	$ 8
Average interest rate	2.2%	---	---	---	---	---	---	---
Taxables	$ 13	$26	$17	$24	$13	$11	$104	$105
Average interest rate	7.0%	6.6%	6.1%	5.6%	4.8%	5.5%	---	---
Total	$ 21	$26	$17	$24	$13	$11	$112	$113

Credit quality risk includes the risk of default by issuers of debt securities. As of December 31, 2004, 92% of the fair value of the Company's fixed income and short term investment portfolios were considered investment grade. As of December 31, 2004, the Company invested approximately $34.6 million in fixed maturities that are below investment grade, with a concentration in investments rated "BB+" by Standard and Poor's. The Company seeks to mitigate market risk associated with such investments by maintaining a diversified portfolio of such securities that limits the concentration of investment in any one issuer. The largest single investment made by the Company in such securities amounted to 5% of the total amount invested in below investment grade securities.

Hedge fund risk includes the potential loss from the diminution in the value of the underlying investment of the hedge fund. Hedge fund investments are subject to various economic and market risks. The risks associated with hedge fund investments may be substantially greater than the risks associated with fixed income investments. Consequently, our hedge fund portfolio may be more volatile, and the risk of loss greater, than that associated with fixed income investments. As the Company invests a greater percentage of its investment portfolio in limited partnership hedge funds, there may also be a greater volatility associated with the Company's investment income. Each of the insurance company subsidiaries has revised its investment policy and now limits the amount of hedge fund investments to the greater of 30% of invested assets or 50% of policyholders' surplus.

The Company also seeks to mitigate market risk associated with its investments in hedge funds by maintaining a diversified portfolio of hedge fund investments. Diversification is achieved through the use of many investment managers employing a variety of different investment strategies in determining the underlying characteristics of their hedge funds. The Company is dependent upon these managers to obtain market prices for the underlying investments of the hedge funds. Some of these investments may be difficult to value and actual values may differ from reported amounts. The hedge funds in which we invest usually impose limitations on the timing of withdrawals from the hedge funds (most are within 90 days), and may affect our liquidity. With respect to an investment in Tiptree, the Company cannot withdraw funds for a minimum period of three years without the consent of the hedge fund manager.

The Company invests in CDOs, which are private placements. The fair value of each security is provided by securities dealers. The markets for these types of securities can be illiquid and, therefore, the price obtained from dealers on these securities is subject to change, depending upon the underlying market conditions of these securities, including the potential for downgrades or defaults on the underlying collateral of the security. The Company seeks to mitigate market risk associated with such investments by maintaining a diversified portfolio of such securities that limits the concentration of investment in any one issuer. The excess of fair value over the cost of the CDOs was recorded in net investment income and amounted to $457,000 at December 31, 2004. The largest single investment made by the Company in such securities amounted to $6.7 million. The total amount invested in CDOs as of December 31, 2004 was $17.8 million.

The Company maintains an investment in a limited partnership hedge fund, (Tiptree), that invests in CDOs, Credit Related Structured Product (CRS) securities and other structured product securities that are structured, managed or advised by a Mariner affiliated company. This investment is consolidated in the Company's financial statements.

CDOs and CRSs are purchased by various broker dealers. Such purchases are then repackaged and sold to investors within a relatively short time period, normally within a few months. Tiptree earns a fee for servicing these arrangements and provides a margin account as collateral to secure the credit risk of the purchases made by the dealers under these agreements. Tiptree has provided $7.5 million in cash as of December 31, 2004 to secure any purchases made by the dealers. Tiptree does not share in the gains or losses on investments held by the dealer. Management expects that only under a remote circumstance would the margin account be drawn by the dealer to secure losses. Many of the securities purchased are investment grade floating rate securities and large unrealized losses are not normally expected to occur. The Company seeks to mitigate market risk associated with such investments by concentrating on investment grade, floating rate securities with the risk of loss being limited to the cash held in the margin accounts.

The Company monitors market risks on a regular basis through meetings with Mariner, examining the existing portfolio and reviewing potential changes in investment guidelines, the overall effect of which is to allow management to make informed decisions concerning the impact that market risks have on the Company's investments.

Item 8. Financial Statements and Supplementary Data

Interested persons can obtain access to the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on its corporate web site, www.nymagic.com, as soon as reasonably practicable after they are filed or furnished to the SEC.

The consolidated financial statements required by this item and the report of the independent accountants therein required by Item 15(a) of this report commence on page F-2. See accompanying Index to the Consolidated Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this annual report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting, which appears on page F-2, is incorporated herein by reference.

Changes in Internal Controls

There have been no significant changes in our "internal control over financial reporting" (as defined in rule 13a-15(f)) that occurred during the period covered by this report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated herein by reference from the sections captioned "Election of Directors," "Nominees for Directors," "Executive Officers of the Company" and "Section 16(a) Beneficial Ownership Reporting Compliance" in NYMAGIC's definitive proxy statement for the 2005 Annual Meeting of Shareholders to be filed within 120 days after December 31, 2004.

On June 8, 2004 we filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, the Company has filed as exhibits to this annual report and to the annual report on Form 10-K for the year ended December 31, 2003, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the sections captioned "Compensation of Directors" and "Compensation of Executive Officers" in NYMAGIC's definitive proxy statement for the 2005 Annual Meeting of Shareholders to be filed within 120 days after December 31, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is incorporated herein by reference from the sections captioned "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," "Changes in Control" and "Equity Compensation Plans" in NYMAGIC's definitive proxy statement for the 2005 Annual Meeting of Shareholders to be filed within 120 days after December 31, 2004.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference from the section captioned "Certain Relationships and Related Transactions" in NYMAGIC's Proxy Statement for the 2005 Annual Meeting of Shareholders to be filed within 120 days after December 31, 2004.

Item 14. Principal Accounting Fees and Services

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Company's definitive proxy statement to be filed not later than April 30, 2005 with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements

The list of financial statements appears in the accompanying index on page F-1.

2. Financial Statement Schedules

The list of financial statement schedules appears in the accompanying index on page F-1.

3. Exhibits

3.1 Charter of NYMAGIC, INC. (Filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on December 16, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

3.2 Amended and Restated By-Laws. (Filed as Exhibit 3.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 1-11238) and incorporated herein by reference).

4.0 Specimen Certificate of common stock (Filed as Exhibit 4.0 of Amendment No. 2 to the Registrant's Registration Statement No. 33-27665) and incorporated herein by reference).

+10.1 Restated Management Agreement dated as of January 1, 1986, by and among Mutual Marine Office, Inc. and Arkwright-Boston Manufacturers Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.2 of the the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1986 (Commission File No. 2-88552)and incorporated herein by reference).

+10.2 Amendment No. 2 to the Restated Management Agreement, dated as of December 30, 1988, by and among Mutual Marine Office, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.2.2. of the Registrant's Current Report on Form 8-K dated January 6, 1989 (Commission File No. 2-88552) and incorporated herein by reference).

+10.3 Amendment No. 3 to the Restated Management Agreement, dated as of December 31, 1990 by and among Mutual Marine Office, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.2.3. of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 3-27665) and incorporated herein by reference).

+10.4 Restated Management Agreement dated as of January 1, 1986, by and among Mutual Inland Marine Office, Inc. and Arkwright-Boston Manufacturers Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.4 of the the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1986 (Commission File No. 2-88552)and incorporated herein by reference).

+10.5 Amendment No. 2 to the Restated Management Agreement, dated as of December 30, 1988, by and among Mutual Inland Marine Office, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.4.2 of the Registrant's Current Report on Form 8-K, dated January 6, 1989 (Commission File No. 2-88552) and incorporated herein by reference).

+10.6 Amendment No. 3 to the Restated Management Agreement, dated as of December 31, 1990, by and among Mutual Inland Marine Office, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.4.3. of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 3-27665) and incorporated herein by reference).

+10.7 Restated Management Agreement dated as of January 1, 1986, by and among Mutual Marine Office of the Midwest, Inc. and Arkwright-Boston Manufacturers Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.6 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1986 (Commission File No. 2-88552) and incorporated herein by reference).

+10.8 Amendment No. 2 to the Restated Management Agreement dated as of December 30, 1988, by and among Mutual Marine Office of the Midwest, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, Lumber Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.6.2 of the Registrant's Current Report on Form 8-K, dated January 6, 1989 (Commission File No. 2-88552) and incorporated herein by reference).

+10.9 Amendment No. 3 to the Restated Management Agreement dated as of December 31, 1990, by and among Mutual Marine Office of the Midwest, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.6.3. of the the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 3-27665) and incorporated herein by reference).

+10.10 Restated Management Agreement dated as of January 1, 1986, by and among Pacific Mutual Marine Office, Inc. and Arkwright-Boston Manufacturers Mutual Insurance Company, Lumber Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1986 (Commission File No. 2-88552)and incorporated herein by reference).

+10.11 Amendment No. 2 to the Restated Management Agreement dated as of December 30, 1988, by and among Pacific Mutual Marine Office, Inc. and Arkwright Mutual Insurance Company, Lumber Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.8.2 of the Registrant's Current Report on Form 8-K, dated January 6, 1989 (Commission File No. 2-88552) and incorporated herein by reference).

+10.12 Amendment to Restated Management Agreement dated as of December 31, 1990, by and among Pacific Mutual Marine Office, Inc. and Arkwright Mutual Insurance Company, Utica Mutual Insurance Company, the Registrant and Pennsylvania National Mutual Casualty Insurance Company (Filed as Exhibit 10.8.3. of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission File No. 1-11238) and incorporated herein by reference).

+10.13 1991 Stock Option Plan (Filed as Exhibit A to the Registrant's Proxy Statement for its 1991 Annual Meeting of Shareholders (Commission File No. 1-11238) and incorporated herein by reference).

10.14 Form of Indemnification Agreement (Filed as Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 1-11238) and incorporated herein by reference).

+10.15 1999 NYMAGIC, INC. Phantom Stock Plan (Filed as Exhibit 10.11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 1-11238) and incorporated herein by reference).

+10.16 Severance Agreement dated as of December 31, 2001 by and between NYMAGIC, INC. and Thomas J. Iacopelli (Filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 1-11238) and incorporated herein by reference).

+10.17 Severance Agreement dated as of July 9, 2002 by and between NYMAGIC, INC. and Paul Hart. Filed as Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference.

+10.18 NYMAGIC, INC. 2002 Nonqualified Stock Option Plan (Filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-11238) and incorporated herein by reference).

*+10.19 NYMAGIC, INC. Amended and Restated 2004 Long-Term Incentive Plan.

+10.20 NYMAGIC, INC. Employee Stock Purchase Plan (Filed as Appendix C to the Registrant's Proxy Statement for its 2004 Annual Meeting of Stockholders (Commission File No. 1-11238) and incorporated herein by reference).

*+10.21 Forms of Election for Deferred Compensation Program.

10.22 Voting Agreement among Mariner Partners, Inc. and certain stockholders of the Company dated as of February 20, 2002, as amended March 1, 2002 (Filed as Exhibit 99.1 to the Schedule 13D filed by Mariner Partners, Inc. and the other reporting persons named therein on March 4, 2002 (Commission File No. 5-40907) and incorporated herein by reference).

10.23 Amendment No. 2 dated as of January 27, 2003 to Voting Agreement among Mariner Partners, Inc. and certain stockholders of the Company (Filed as Exhibit 99.2 to the Schedule 13D/A filed by Mariner Partners, Inc. and the other reporting persons named therein on April 10, 2003 (Commission File No. 5-40907) and incorporated herein by reference).

10.24 Amendment No. 3 dated as of March 12, 2003 to Voting Agreement among Mariner Partners, Inc. and certain stockholders of the Company (Filed as Exhibit 99.3 to the Schedule 13D/A filed by Mariner Partners, Inc. and the other reporting person named therein on April 10, 2003 (Commission File No. 5-40907) and incorporated herein by reference).

10.25 Amendment No. 4 dated as of February 24, 2004 to Voting Agreement among Mariner Partners, Inc. and certain stockholders of the Company. (Filed as Exhibit 10.22 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.26 Resolutions of the Board of Directors of the Company's subsidiary, New York Marine And General Insurance Company, adopted July 18, 2002, committing not to pay dividends to the Company without the consent of the New York State Department of Insurance prior to July 31, 2004 (Filed as Exhibit 10.1 to the Registrant's original Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.27 Resolutions of the Board of Directors of the Company's subsidiary, Gotham Insurance Company, adopted July 18, 2002, committing not to pay dividends to the Company without the consent of the New York State Department of Insurance prior to July 31, 2004 (Filed as Exhibit 10.2 to the Registrant's original Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.28 Amended and Restated Investment Management Agreement between Mariner Partners, Inc. and NYMAGIC, Inc. and New York Marine And General Insurance Company and Gotham Insurance Company, dated as of December 6, 2002 (Filed as Exhibit 10.6 of the Registrant's amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.29 Limited Partnership Agreement of Mariner Tiptree (CDO) Fund I, L.P. dated as of May 1, 2003 (Filed as Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 20, 2004 (Commission File No. 1-11238) and incorporated herein by reference).

10.30 Securities Purchase Agreement dated as of January 31, 2003 by and between NYMAGIC, Inc. and Conning Capital Partners VI, L.P. (Filed as Exhibit 99.1 of the Registrant's Current Report on Form 8-K dated January 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.31 Registration Rights Agreement dated as of January 31, 2003 by and between NYMAGIC, Inc. and Conning Capital Partners VI, L.P. (Filed as Exhibit 99.2 of the Registrant's Current Report on Form 8-K dated January 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.32 Option Certificate dated as of January 31, 2003 by and between NYMAGIC, INC. and Conning Capital Partners VI, L.P. (Filed as Exhibit 99.3 of the Registrant's Current Report on Form 8-K dated January 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.33 Registration Rights Agreement dated as of March 11, 2004 by and among NYMAGIC, INC. and Keefe, Bruyette and Woods, Inc. and the other initial purchasers referred to therein. (Filed as Exhibit 10.31 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.34 Indenture dated as of March 11, 2004 by and between NYMAGIC, INC. and Wilmington Trust Company, as trustee related to the Company's 6.50% Senior Notes due 2014. (Filed as Exhibit 10.32 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.35 First Supplemental Indenture dated as of March 11, 2004 by and between NYMAGIC, INC. and Wilmington Trust Company, as trustee. (Filed as Exhibit 10.33 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File No. 1-11238) and incorporated herein by reference).

10.36 Sublease dated as of December 12, 2002 by and between BNP Paribas and New York Marine And General Insurance Company (Filed as Exhibit 10.20 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (Commission File No. 1-11238) and incorporated herein by reference).

10.37 Stock Purchase Agreement, dated as of January 7, 2005, by and among the Company and the sellers named therein (Filed as Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated January 10, 2005 (Commission File No. 1-11238) and incorporated herein by reference).

*21.1 Subsidiaries of the Registrant.

*23.1 Consent of KPMG LLP.

*31.1 Certification of George R. Trumbull, III, Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*31.2 Certification of Thomas J. Iacopelli, Chief Financial Officer, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

*32.1 Certification of George R. Trumbull, III, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*32.2 Certification of Thomas J. Iacopelli, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----

* Filed herewith.
+ Represents a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMAGIC, INC.
(Registrant)

By: /s/ George R. Trumbull, III

George R. Trumbull, III
Chief Executive Officer

Date: March 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ John R. Anderson John R. Anderson	Director	March 16, 2005
/s/ Glenn J. Angiolillo Glenn J. Angiolillo	Director	March 16, 2005
/s/ John T. Baily John T. Baily	Director	March 16, 2005
/s/ David E. Hoffman David E. Hoffman	Director	March 16, 2005
/s/ William J. Michaelcheck William J. Michaelcheck	Director	March 16, 2005
/s/ William D. Shaw, Jr. William D. Shaw, Jr.	Director	March 16, 2005
/s/ Robert G. Simses Robert G. Simses	Director	March 16, 2005
/s/ George R. Trumbull, III George R. Trumbull, III	Director, Chairman and Chief Executive Officer	March 16, 2005
/s/ David W. Young David W. Young	Director	March 16, 2005
/s/ Thomas J. Iacopelli Thomas J. Iacopelli	Principal Accounting Officer and Chief Financial Officer	March 16, 2005

NYMAGIC, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based upon criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2004 based on the criteria in Internal Control-Integrated Framework issued by COSO.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Dated: March 16, 2005

George R. Trumbull,
Chairman and
Chief Executive Officer

Thomas J. Iacopelli,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NYMAGIC, INC.:

We have audited the accompanying consolidated balance sheets of NYMAGIC, INC. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYMAGIC, INC. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NYMAGIC, INC. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

March 16, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NYMAGIC, INC.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting,* that NYMAGIC, INC maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NYMAGIC, INC.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of NYMAGIC, INC.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NYMAGIC, INC. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NYMAGIC, INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NYMAGIC, INC. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 16, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York

March 16, 2005

NYMAGIC, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Investments:		
Fixed maturities:		
Available for sale at fair value (amortized cost $ 111,590,805 and $92,594,971)	$ 112,732,900	$ 93,470,691
Trading at fair value (cost $17,310,386 and $61,423,212)	17,767,675	61,736,951
Limited partnerships at equity (cost $171,439,098 and $96,250,000)	190,477,346	105,434,419
Short-term investments	298,039,167	257,059,675
Cash	11,855,146	1,940,541
Total cash and investments	630,872,234	519,642,277
Accrued investment income	2,659,731	2,099,641
Receivable for securities sold	5,067,411	--
Premiums and other receivables, net	42,598,519	23,981,910
Reinsurance receivables on unpaid losses, net	247,782,012	276,618,865
Reinsurance receivables on paid losses, net	14,512,616	4,229,697
Deferred policy acquisition costs	13,055,297	8,245,600
Prepaid reinsurance premiums	21,378,157	20,906,056
Deferred income taxes	7,528,757	11,772,721
Property, improvements and equipment, net	5,117,609	3,937,603
Other assets	6,521,354	3,690,715
Total assets	$ 997,093,697	$ 875,125,085
LIABILITIES		
Unpaid losses and loss adjustment expenses	$ 503,261,138	$ 518,929,558
Reserve for unearned premiums	83,088,394	61,821,283
Ceded reinsurance payable	25,462,841	25,812,895
Notes payable	100,000,000	--
Dividends payable	586,866	583,305
Payable for securities not yet settled	--	8,321,250
Other liabilities	26,576,866	15,365,694
Total liabilities	738,976,105	630,833,985
SHAREHOLDERS' EQUITY		
Common stock	15,335,740	15,279,390
Paid-in capital	36,781,911	35,476,566
Accumulated other comprehensive income	742,364	569,220
Retained earnings	251,418,750	239,127,097
	304,278,765	290,452,273
Treasury stock, at cost, 5,554,642 shares	(46,161,173)	(46,161,173)
Total shareholders' equity	258,117,592	244,291,100
Total liabilities and shareholders' equity	$ 997,093,697	$ 875,125,085

The accompanying notes are an integral part of these consolidated financial statements.

NYMAGIC, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2004	2003	2002
Revenues:			
Net premiums earned	$ 116,333,254	$ 96,393,950	$ 113,457,453
Net investment income	23,678,954	22,393,704	15,820,734
Net realized investment gains	677,589	549,988	8,456,003
Commission and other income	2,250,902	1,458,007	1,734,888
Total revenues	142,940,699	120,795,649	139,469,078
Expenses:			
Net losses and loss adjustment expenses incurred	66,558,048	55,715,314	73,356,338
Policy acquisition expenses	25,166,397	19,430,211	18,898,550
General and administrative expenses	23,246,665	19,427,784	18,372,827
Interest expense	5,352,775	25,652	575,295
Total expenses	120,323,885	94,598,961	111,203,010
Income before income taxes	22,616,814	26,196,688	28,266,068
Income tax provision:			
Current	3,835,416	8,987,448	(4,869,283)
Deferred	4,150,733	116,476	4,424,857
Total income tax expense (benefit)	7,986,149	9,103,924	(444,426)
Net income	$ 14,630,665	$ 17,092,764	$ 28,710,494
Weighted average number of shares of common stock outstanding-basic	9,736,490	9,673,323	9,277,340
Basic earnings per share	$ 1.50	$ 1.77	$ 3.09
Weighted average number of shares of common stock outstanding-diluted	9,916,188	9,827,676	9,308,510
Diluted earnings per share	$ 1.48	$ 1.74	$ 3.08

The accompanying notes are an integral part of these consolidated financial statements.

NYMAGIC, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Year ended December 31,		
	2004	2003	2002
Common stock:			
Balance, beginning of year	$ 15,279,390	$ 15,158,324	$ 15,123,658
Shares issued	56,350	121,066	34,666
Balance, end of year	15,335,740	15,279,390	15,158,324
Paid-in capital:			
Balance, beginning of year	$ 35,476,566	$ 30,206,370	$ 29,702,414
Shares issued and other	1,305,345	5,270,196	503,956
Balance, end of year	36,781,911	35,476,566	30,206,370
Accumulated other comprehensive income:			
Balance, beginning of year	$ 569,220	$ 361,947	$ 7,930,180
Unrealized gain (loss) on securities, net of reclassification adjustment	173,144	207,273	(6,756,353)
Foreign currency translation adjustments	--	--	(811,880)
Other comprehensive income (loss)	173,144	207,273	(7,568,233)
Balance, end of year	742,364	569,220	361,947
Retained earnings:			
Balance, beginning of year	$ 239,127,097	$ 224,364,808	$ 195,654,314
Net income	14,630,665	17,092,764	28,710,494
Dividends declared	(2,339,012)	(2,330,475)	--
Balance, end of year	251,418,750	239,127,097	224,364,808
Treasury stock, at cost:			
Balance, beginning of year	(46,161,173)	$ (49,138,699)	$ (49,138,699)
Net sale of common stock	--	2,977,526	--
Balance, end of year	(46,161,173)	(46,161,173)	(49,138,699)
Total Shareholders' Equity	258,117,592	244,291,100	220,952,750
Comprehensive income:			
Net income	$ 14,630,665	$ 17,092,764	$ 28,710,494
Other comprehensive income (loss)	173,144	207,273	(7,568,233)
Comprehensive income	14,803,809	17,300,037	21,142,261
		Number of Shares	
Common stock, par value $1 each:			
Issued, beginning of year	15,279,390	15,158,324	15,123,658
Shares Issued	56,350	121,066	34,666
Issued, end of year	15,335,740	15,279,390	15,158,324
Common stock, authorized shares, par value $1 each	30,000,000	30,000,000	30,000,000
Common stock, shares outstanding, end of year	9,781,098	9,724,748	9,302,498
Dividends declared per share	$.24	$.24	$.00

The accompanying notes are an integral part of these consolidated financial statements.

NYMAGIC, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2004	2003	2002
h flows from operating activities:			
income	$ 14,630,665	$ 17,092,764	$ 28,710,494
justments to reconcile net income to net cash provided by operating activities:			
Provision for deferred taxes	4,150,733	116,476	4,424,857
Net realized investment gains	(677,589)	(549,988)	(8,456,003)
Equity in earnings of limited partnerships	(7,704,358)	(8,548,971)	(977,220)
Net bond amortization	1,266,282	710,214	1,825,473
Depreciation and other, net	664,681	518,475	410,781
Changes in:			
Premiums and other receivables	(18,616,609)	11,708,218	39,203,457
Reinsurance receivables paid and unpaid, net	18,553,934	45,573,778	35,326,444
Ceded reinsurance payable	(350,054)	6,094,468	(7,675,269)
Accrued investment income	(560,090)	(1,707,692)	3,855,082
Deferred policy acquisition costs	(4,809,697)	(537,414)	459,477
Prepaid reinsurance premiums	(472,101)	(14,508,651)	12,388,670
Other assets	(536,067)	(1,141,142)	2,807,971
Unpaid losses and loss adjustment expenses	(15,668,420)	2,927,248	(18,186,752)
Reserve for unearned premiums	21,267,111	16,421,908	(19,671,615)
Foreign currency translation adjustments	--	--	(811,880)
Other liabilities	11,211,172	(348,458)	(7,445,716)
Trading portfolio activities	43,969,274	(61,736,951)	--
Total adjustments	51,688,202	(5,008,482)	37,477,757
et cash provided by operating activities	66,318,867	12,084,282	66,188,251
Cash flows from investing activities:			
Fixed maturities acquired	(80,380,360)	(132,310,120)	(121,264,193)
Equity securities acquired	--	--	(47,958,228)
Limited partnerships acquired	(156,400,000)	(72,500,000)	--
Fixed maturities sold	55,017,140	64,840,423	344,255,556
Net sale (purchase) of short-term investments	(40,975,796)	99,632,096	(290,365,000)
Fixed maturities matured	5,775,000	3,820,000	7,401,141
Equity securities sold	--	4,658,759	41,820,921
Limited partnerships sold	79,061,430	14,091,597	--
Receivable for securities not yet settled	(5,067,411)	1,645,152	(776,000)
Payable for securities not yet settled	(8,321,250)	8,321,250	--
Acquisition of property & equipment, net	(1,844,687)	(3,724,672)	(50,738)
Net cash used in investing activities	(153,135,934)	(11,525,515)	(66,936,541)
Cash flows from financing activities:			
Proceeds from stock issuance and other	1,361,695	2,176,507	538,622
Cash dividends paid to stockholders	(2,335,451)	(1,747,170)	--
Net sale of treasury shares	--	6,192,281	--
Proceeds from borrowings	97,705,428	--	15,719,953
Loan principal payments	--	(6,219,953)	(17,411,253)
Net cash provided by (used in) financing activities	96,731,672	401,665	(1,152,678)
Net increase (decrease) in cash	9,914,605	960,432	(1,900,968)
Cash at beginning of year	1,940,541	980,109	2,881,077
Cash at end of year	$ 11,855,146	$ 1,940,541	$ 980,109

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary Of Significant Accounting Policies:

Nature of operations

NYMAGIC, INC. (the "Company" or "NYMAGIC"), through its subsidiaries, has specialized in underwriting ocean marine, inland marine/fire, other liability and aircraft insurance through insurance pools managed by Mutual Marine Office, Inc. ("MMO"), Pacific Mutual Marine Office, Inc. ("PMMO"), and Mutual Marine Office of the Midwest, Inc. ("Midwest"). MMO, located in New York, PMMO located in San Francisco, and Midwest, located in Chicago, manage the insurance pools in which the Company's insurance subsidiaries, New York Marine And General Insurance Company ("New York Marine") and Gotham Insurance Company ("Gotham"), participate. All premiums, losses and expenses are prorated among pool members in accordance with their pool participation percentages. Effective January 1, 1997 and subsequent, the Company increased to 100% its participation in the business produced by the pools.

In 1997, the Company formed MMO EU as a holding company for MMO UK, which operated as a limited liability corporate vehicle to provide capacity, or the ability to underwrite a certain amount of business, for syndicates within Lloyd's of London (Lloyd's). In 1997, the Company acquired ownership of a Lloyd's managing agency, which was subsequently renamed MMO Underwriting Agency, Ltd. MMO Underwriting Agency Ltd. commenced underwriting in 1998 for the Company's wholly owned subsidiary MMO UK, which provided 100%, or $29.8 million, of the capacity for Syndicate 1265. In 2000, the Company sold MMO Underwriting Agency Ltd. in exchange for a minority interest in Cathedral Capital PLC and Syndicate 1265 was placed into runoff. "Runoff" is a term used to refer to an insurer that has ceased writing new insurance policies but that continues to exist for the purpose of paying claims on policies that it has already written. In 2001, MMO UK provided approximately 11.2%, or $13.6 million, of the capacity for Syndicate 2010, which is managed by Cathedral Capital. In 2002, the Company completed the withdrawal from its London operations and since 2002, MMO UK has not provided capacity to any Lloyd's syndicate. Accordingly, the consolidated financial statements reflect the interests from the syndicate operations up to the time of the Company's withdrawal in November 2002. In January 2003, the Company sold its minority interest in Cathedral Capital PLC for approximately $2.8 million. This sale had no material impact on the Company's results of operations.

MMO EU and MMO UK, including its participation interest in Syndicates 1265 and 2010, are collectively referred to as "MMO London."

The Company maintains a 100% interest in a limited partnership hedge fund, Mariner Tiptree (CDO) Fund I, L.P. ("Tiptree"), that invests in CDO securities, Credit Related Structured Product (CRS) securities and other structured product securities that are structured, managed or advised by a Mariner affiliated Company. See Note 16 "Related Party Transactions".

Basis of reporting

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), which differ in certain material respects from the accounting principles prescribed or permitted by state insurance regulatory authorities for the Company's two domestic insurance subsidiaries. The principal differences recorded under GAAP are deferred policy acquisition costs, an allowance for doubtful accounts, limitations on deferred income taxes, and fixed maturities held for sale are carried at fair value.

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual amounts could differ from those amounts previously estimated.

Consolidation

The consolidated financial statements include the accounts of the Company, two insurance subsidiaries, New York Marine and Gotham, and three agency subsidiaries. MMO London's financial statements were included in the consolidated financial statements until November 2002, the date of the Company's withdrawal from its London operations. Gotham is owned 25% by the Company and 75% by New York Marine. Gotham is consolidated in the financial statements as it is a 100% indirect subsidiary of NYMAGIC, INC. All other subsidiaries are wholly owned by NYMAGIC. During 2003, the Company obtained a 100% interest in Tiptree whose financial statements are included in the consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

Investments

Fixed maturities held for sale are carried at fair value and include those bonds where the Company's intent to carry such investments to maturity may be affected in future periods by changes in market interest rates or tax position. Unrealized gains or losses on fixed maturities held for sale are reflected in accumulated other comprehensive income. Fixed maturities held for trading are carried at fair value. Trading securities are marked to market with the change recognized in net investment income during the current period. Any realized gains or losses resulting from the sales of such securities are also recognized in net investment income.

Equity securities (common stocks and non-redeemable preferred stocks) are carried at fair value. Unrealized gains or losses on equity securities are reflected in accumulated other comprehensive income.

Short-term investments are carried at cost, which approximates fair value.

Investments in limited partnerships are reported under the equity method, which includes the cost of the investment and the subsequent proportional share of any partnership earnings or losses. Under the equity method, the partnership earnings or losses are recorded as investment income. The Company's investments in limited partnership hedge funds include interests in limited partnerships and limited liability companies.

Realized investment gains and losses (determined on the basis of first in first out) also include any declines in value which are considered to be other-than-temporary. Management reviews investments for impairment based upon quantitative and qualitative criteria that include downgrades in rating agency levels for securities, the duration and extent of declines in fair value of the security below its cost or amortized cost, interest rate trends, the Company's intent to hold the security, market conditions, and the regulatory environment for the security's issuer. Unrealized appreciation or depreciation of investments, net of related deferred income taxes, is reflected in accumulated other comprehensive income in shareholders' equity.

Derivatives

The Company maintained an interest rate agreement, which expired in 2002, that was entered into for purposes of hedging interest rate risk on the Company's note payable. Cash flows as a result of the hedge were recorded as adjustments to interest expense. The fair value of the cash flow derivative was recorded in other liabilities. Changes in the fair value of the derivative were recorded to results of operations. The Company entered into a rate lock agreement that was used to effectively hedge the Company's interest rate on its senior notes. Upon settlement, the cost of the rate lock agreement was included in bond issuance costs.

Premium and policy acquisition cost recognition

Premiums and policy acquisition costs are reflected in income and expense on a monthly pro rata basis over the terms of the respective policies. Accordingly, unearned premium reserves are established for the portion of premiums written applicable to unexpired policies in force, and acquisition costs, consisting mainly of net brokerage commissions and premium taxes relating to these unearned premiums, are deferred to the extent recoverable. The Company has provided an allowance for uncollectible premium receivables of $450,000 for each of the periods ended December 31, 2004 and December 31, 2003. The determination of acquisition costs to be deferred considers historical and current loss and loss adjustment expense experience. In measuring the carrying value of deferred policy acquisition costs consideration is also given to anticipated investment income using interest rates of 4% and 3% in 2004 and 2003, respectively.

Revenue recognition

Management commission income on policies written by the MMO insurance pools is recognized primarily as of the effective date of the policies issued. Adjustments to the policies, resulting principally from changes in coverage and audit adjustments, are recorded in the period reported.

Profit commission revenue derived from the reinsurance transactions of the insurance pools is recognized when such amount becomes earned as provided in the treaties to the respective reinsurers. The profit commission becomes due shortly after the treaty expires.

Reinsurance

The Company's insurance subsidiaries participate in various reinsurance agreements on both an assumed and ceded basis. The Company uses various types of reinsurance, including quota share, excess of loss and facultative agreements, to spread the risk of loss among several reinsurers and to limit its exposure from losses on any one occurrence. Any recoverable due from reinsurers is recorded in the period in which the related gross liability is established.

The Company accounts for all reinsurance receivables and prepaid reinsurance premiums as assets.

Depreciation

Property, equipment and leasehold improvements are depreciated over their estimated useful lives, which is approximately 3 to 12 years. External costs incurred in developing or obtaining software are capitalized and amortized over their useful lives.

Income taxes

The Company and its subsidiaries file a consolidated Federal tax return. The Company provides deferred income taxes on temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates. The effect of a change in tax rates is recognized in income in the period of change. The Company provides for a valuation allowance on certain deferred tax assets.

Fair values of financial instruments

The fair value of the Company's investments is disclosed in Note 2 including the fair values of privately placed securities. The fair values of fixed maturities, equity securities and short-term investments are based upon quotes obtained from independent sources. The Company's other financial instruments include short-term receivables and other payables which are recorded at the underlying transaction value and approximate fair value. See Note 9 for the fair value of the Company's senior notes.

Incurred losses

Unpaid losses are based on individual case estimates for losses reported. A provision is also included, based on past experience, for IBNR, salvage and subrogation recoveries and for loss adjustment expenses. The method of making such estimates and for establishing the resulting reserves is continually reviewed and updated and any changes resulting therefrom are reflected in operating results currently.

Debt issuance costs

Debt issuance costs associated with the $100 million 6.5% Senior Note due March 15, 2014 are being amortized over the term of the senior debt using the interest method.

Stock options

Effective January 1, 2003 the Company adopted the fair value method of accounting under of FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. Therefore, the cost related to stock-based employee compensation included in the determination of net income for the year ended December 31, 2004 and the year ended December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123, which includes awards issued after December 15, 1994. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations. Under APB 25, the Company recorded the difference, if any, between the exercise price of the Company's stock options and the market price of the underlying stock on the date of grant as an expense over the vesting period of the option. The adoption of SFAS 123 did not have a significant impact on the Company's results of operations, financial condition or liquidity.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period. The table includes only the effect of stock options on net income and earnings per share as all other stock compensation awards have been accounted for under SFAS 123. The amounts for all other awards issued were $522,729, $455,450 and $368,100 for 2004, 2003 and 2002, respectively.

	Year Ended December 31,		
	2004	2003	2002
	(in thousands except per share data)		
Net income, as reported	$ 14,631	$17,093	$28,710
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	30	19	15
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(354)	(358)	(162)
Pro forma net income	$ 14,307	$16,754	$28,563
Earnings per share:			
Basic EPS - as reported	$1.50	$1.77	$3.09
Basic EPS - pro forma	$1.47	$1.73	$3.08
Diluted EPS - as reported	$1.48	$1.74	$3.08
Diluted EPS - pro forma	$1.44	$1.70	$3.07

Basic and diluted earnings per share

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year and the dilutive effect of assumed stock option exercises. See Note 12 for a reconciliation of the shares outstanding in determining basic and diluted EPS.

Reclassification

Certain accounts in the prior year's financial statements have been reclassified to conform to the 2004 presentation.

Effects of recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity ("VIE"). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003.

In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46R"), which incorporates a number of modifications and changes made to the original version. FIN 46R replaces the previously issued FIN 46 and, subject to certain special provisions, was effective no later than the end of the first reporting period that ended after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ended after March 15, 2004 for all other VIEs. Early adoption is permitted. The adoption of FIN 46R did not result in the consolidation of any VIEs.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This consensus provided recognition and measurement guidance for determining when an investment is other-than-temporarily impaired, specifically, when the investor has the ability and intent to hold an investment until recovery. This guidance was effective for reporting periods beginning after June 15, 2004. In September 2004, the guidance contained within some of the paragraphs in EITF 03-1 were delayed by FSP EITF Issue 03-1-1, "Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," until new guidance is issued. The Company believes the adoption of this guidance will not have a material impact on results of operations or financial condition. (For further discussion, see disclosures in Note 2.)

Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure" ("SFAS 148"), was issued by the Financial Accounting Standards Board ("FASB") in December 2002. SFAS 148 provides alternative methods of transition for a company that voluntarily changes its method of accounting for stock based employee compensation to the fair value method. SFAS 148 also requires additional disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and its effect on reported results. SFAS 148 is effective for interim periods beginning after December 15, 2002. The Company has adopted the appropriate disclosures under SFAS 148.

Effective December 2004, the FASB issued SFAS 123 (revised 2004), *Share Based Payment.* This Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* This Statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS 123 (revised 2004) is not likely to have a material impact on the Company's results of operations or financial condition since the Company previously adopted the fair value recognition provisions of SFAS 123.

(2) Investments:

A summary of investment components at December 31, 2004 and December 31, 2003 at fair value consists of the following:

	December 31, 2004	Percent	December 31, 2003	Percent
Fixed Maturities Available for Sale (Fair Value):				
U.S. Treasury Securities	$ 10,018,470	1.59%	$ 9,184,916	1.77%
Municipalities	7,652,500	1.21%	17,352,350	3.34%
Corporate Bonds	95,061,930	15.07%	66,933,425	12.88%
Subtotal	$ 112,732,900	17.87%	$ 93,470,691	17.99%
Trading Securities (Fair Value):				
Collateralized Debt Obligations	17,767,675	2.82%	61,736,951	11.88%
Total Fixed Maturities and Trading Portfolio	$ 130,500,575	20.69%	$ 155,207,642	29.87%
Cash & Short-term Investments (at Cost)	309,894,313	49.12%	259,000,216	49.84%
Total Fixed Maturities, Cash and Short-term Investments	$ 440,394,888	69.81%	414,207,858	79.71%
Limited Partnership Hedge Funds (at Equity)	190,477,346	30.19%	105,434,419	20.29%
Total Investment Portfolio	$ 630,872,234	100.00%	$ 519,642,277	100.00%

Gross unrealized gains on fixed maturities available for sale were $1,560,532 and $1,215,206 at December 31, 2004 and December 31, 2003, respectively; and gross unrealized losses on fixed maturities available for sale were $418,437 and $339,486 at December 31, 2004 and December 31, 2003, respectively.

Included in investments at December 31, 2004 are securities required to be held by the Company or those that are on deposit with various regulatory authorities as required by law with a fair value of $10,053,470.

There were no non-income producing fixed maturity investments for each of the years ended December 31, 2004 and December 31, 2003.

The Company held no mortgage backed securities at December 31, 2004 or at December 31, 2003.

The gross unrealized gains and losses on fixed maturities available for sale at December 31, 2004 and December 31, 2003 are as follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities available for sale:				
U.S. Treasury Securities	$ 9,982,560	$ 104,633	$ (68,723)	$10,018,470
Municipalities	7,636,491	16,009	--	7,652,500
Corporate Bonds	93,971,754	1,439,890	(349,714)	95,061,930
Totals	$ 111,590,805	$ 1,560,532	$ (418,437)	$112,732,900

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities available for sale:				
U.S. Treasury Securities	$ 8,920,553	$ 303,408	$ (39,045)	$ 9,184,916
Municipalities	17,338,395	13,955	--	17,352,350
Corporate Bonds	66,336,023	897,843	(300,441)	66,933,425
Totals	$92,594,971	$ 1,215,206	$ (339,486)	$93,470,691

The following table summarizes all securities in an unrealized loss position at December 31, 2004 disclosing the aggregate fair value and gross unrealized loss for less than as well as more than 12 months, and in conjunction with the Company's investment impairment policy, the Company believes the unrealized losses to be not other-than-temporary.

	2004					
Description of Securities	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury Securities	$ 1,126,031	$ (8,952)	$ 2,979,900	$ (59,771)	$ 4,105,931	$ (68,723)
Corporate Bonds	20,784,945	(175,705)	24,041,381	(174,009)	44,826,326	(349,714)
Total temporarily impaired securities	$21,910,976	$ (184,657)	$27,021,281	$ (233,780)	$48,932,257	$ (418,437)

The amortized cost and fair value of debt securities at December 31, 2004 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Fixed maturities available for sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 12,877,931	$ 12,865,419
Due after one year through five years	79,880,514	80,898,587
Due after five years through ten years	9,302,178	9,428,590
Due after ten years	9,530,182	9,540,304
Totals	$ 111,590,805	$112,732,900

The investment portfolio has exposure to market risks, which include the effect of adverse changes in interest rates, credit quality, hedge fund and collateralized debt obligations (CDO) values on the portfolio. Interest rate risk includes the changes in the fair value of fixed maturities based upon changes in interest rates. Credit quality risk includes the risk of default by issuers of debt securities. Hedge fund and CDO risks include the potential loss from the diminution in the value of the underlying investment of the hedge fund and the potential loss from changes in the fair value of CDO securities.

Proceeds from sales of investments in debt securities held for sale for the years ended December 31, 2004, 2003 and 2002 were $55,017,140, $64,840,423 and $344,255,556, respectively. Gross gains of $995,789, $131,601 and $13,308,860 and gross losses of $322,415, $399,524 and $2,028,978 were realized on those sales for the years ended December 31, 2004, 2003 and 2002, respectively.

Realized gains (losses) and unrealized investment appreciation (depreciation) on fixed maturities and equity securities for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31,		
	2004	2003	2002
Realized gains (losses) of investments			
Fixed maturities	$ 673,374	$ (267,923)	$ 11,279,882
Equity securities	--	(69,900)	(2,839,006)
Short-term investments	4,215	887,811	15,127
Net realized investment gains	677,589	549,988	8,456,003
Less: applicable income taxes	(237,156)	(192,496)	(2,959,601)
Net realized investment gains after taxes	$ 440,433	$ 357,492	$ 5,496,402

The Company recorded declines in values of investments considered to be other-than-temporary of $124,487, $0, and $1,520,210 for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,		
	2004	2003	2002
hange in unrealized investment appreciation (depreciation) of securities:			
Fixed maturities	$ 266,375	$ 318,878	$ (3,066,700)
Equity securities	--	--	(7,327,689)
Net unrealized investment gains (losses)	266,375	318,878	(10,394,389)
Less: applicable deferred income taxes	(93,231)	(111,605)	3,638,036
t unrealized investment gains (losses) after taxes	$ 173,144	$ 207,273	$ (6,756,353)

Net investment income from each major category of investments for the years indicated is as follows:

	Year ended December 31,		
	2004	2003	2002
Fixed maturities available for sale	$ 4,375,898	$ 4,176,273	$ 14,410,878
Trading securities	13,420,243	12,909,671	--
Short-term investments	2,999,993	1,879,098	931,168
Equity securities	--	--	496,194
Equity in earnings of limited partnerships	7,704,357	8,548,971	977,220
Total investment income	28,500,491	27,514,013	16,815,460
Investment expenses	(4,821,537)	(5,120,309)	(994,726)
Net investment income	$ 23,678,954	$ 22,393,704	$ 15,820,734

Net investment income for trading securities includes $143,550 of net unrealized gains as of December 31, 2004.

In addition to its investment in Tiptree, the Company held $190.5 million of limited partnership hedge funds at December 31, 2004, accounted for under the equity method, as follows:

	Amount	Ownership %
Airline Recovery Partners, LLC	$ 5,662,367	9.81
Amici Qualified Associates, LP	9,648,541	3.19
Artesian Credit Arbitrage Total Return Fund	15,301,671	10.24
Asuka Japanese Equity Long/Short Fund LP	5,134,823	9.26
Boldwater Credit Opportunities Fund I, LP	10,079,885	10.05
Brencourt Arbitrage, L.P.	7,888,550	8.93
Caspian Capital Partners, LP[(1)]	2,941,201	0.68
Dolphin Domestic Fund II, LP	2,899,562	5.43
Dolphin Limited Partnership - A	14,311,825	14.32
Havens Partners, LP	8,292,995	8.20
Mariner Voyager LP[(1)]	2,415,388	2.07
Midway Market Neutral Fund LLC	11,898,231	9.20
MV Partners Fund I, L.P. - Tranche B	2,876,870	2.01
Newsmith Credit Fund, LP	8,812,806	16.02
Nippon Partners, L.P.	7,645,241	6.49
Parkcentral Global, L.P.	9,610,895	2.66
P.A.W. Partners, L.P.	8,634,056	3.24
Relative Value International Fund, L.P.	10,999,131	16.42
RH Capital Associates Number One, LP	7,101,026	1.67
SLS Investors	7,811,732	4.01
Triage Capital Management, L.P.	8,193,178	3.59
Wexford Spectrum Fund I, L.P.	22,317,372	5.95
Total limited partnership hedge funds	$190,477,346	

(1) Limited partnership hedge fund directly managed by Mariner.

The fair values for our investments in hedge funds and other privately held equity securities generally are established on the basis of the valuations provided monthly by the managers of such investments. These valuations generally are determined based upon the valuation criteria established by the governing documents of such investments or utilized in the normal course of such manager's business. Such valuations may differ significantly from the values that would have been used had readily available markets existed and the differences could be material.

The hedge funds in which we invest usually impose limitations on the timing of withdrawals from the hedge funds (most are within 90 days), and may affect our liquidity. With respect to the Company's $15.7 million investment in the Tiptree limited partnership hedge fund managed by a Mariner affiliated Company and consolidated in the Company's financial statements, the Company cannot withdraw funds for a minimum period of three years without the consent of the hedge fund manager.
The Company invests in collateralized debt obligations (CDOs), which are private placements. The fair value of each CDO is provided by securities dealers. The markets for these types of securities can be illiquid and, therefore, the price obtained from dealers in these securities is subject to change depending upon the underlying market conditions of these securities, including the potential for downgrades or defaults on the underlying collateral of the security.

Margin Account

The Company maintains an investment in a limited partnership hedge fund, (Tiptree), that invests in CDOs, Credit Related Structured Product (CRS) securities and other structured product securities that are structured, managed or advised by a Mariner affiliated company. This investment is consolidated in the Company's financial statements. CDOs and CRSs are purchased by various broker dealers. Such purchases are then repackaged and sold to investors within a relatively short time period, normally within a few months. Tiptree earns a fee for servicing these arrangements and provides a margin account as collateral to secure the credit risk of the purchases made by the dealers under these agreements. Tiptree does not share in the gains or losses on investments held by the dealer. Management expects that only under a remote circumstance would the margin account be drawn by the dealer to secure losses. Many of the securities purchased are investment grade floating rate securities and large unrealized losses are not normally expected to occur. The Company seeks to mitigate market risk associated with such investments by concentrating on investment grade, floating rate securities with the risk of loss being limited to the cash held in the margin accounts. As of December 31, 2004, Tiptree has provided $7.5 million in cash as collateral to secure any purchases made by the dealers. This amount is included in the consolidated cash balance of $11,855,146.

Securities lending

The Company maintains a securities lending agreement with Bear, Stearns Securities Corp. (the "Borrower") whereby certain securities from its portfolio are loaned to the Borrower for short periods of time. The agreement sets forth the terms and conditions under which the Company may, from time to time, lend to the Borrower, against a pledge of restricted collateral, securities held in custody for the Company by Custodial Trust Company, an affiliate of the Borrower. The Company receives restricted collateral from the Borrower generally equal to at least the fair value of the loaned securities plus accrued interest. The loaned securities remain a recorded asset of the Company. At December 31, 2004 and December 31, 2003, the Company had loaned securities with a fair value of $3,266,890 and $6,760,722, respectively and held collateral related to these loaned securities of $3,367,297 and $6,962,206, respectively.

(3) Fiduciary Funds:

The Company's insurance agency subsidiaries maintain separate underwriting accounts, which record all of the underlying insurance transactions of the insurance pools, which they manage. These transactions primarily include collecting premiums from the insureds, collecting paid receivables from reinsurers, paying claims as losses become payable, paying reinsurance premiums to reinsurers and remitting net account balances to member insurance companies in the pools which MMO manages. Unremitted amounts to members of the insurance pools are held in a fiduciary capacity and interest income earned on such funds inures to the benefit of the members of the insurance pools based on their pro rata participation in the pools.

A summary of the pools' underwriting accounts as of December 31, 2004 and December 31, 2003 is as follows:

	(Unaudited)	
	2004	2003
Cash and short-term investments	$ 21,238,135	$18,651,338
Premiums receivable	28,929,441	21,662,214
Reinsurance and other receivables	48,902,946	20,172,248
Total assets	$ 99,070,522	$60,485,800
Due to insurance pool members	46,349,940	10,894,676
Reinsurance payable	26,000,228	26,587,878
Funds withheld from reinsurers	24,590,399	20,729,319
Other liabilities	2,129,955	2,273,927
Total liabilities	$ 99,070,522	$60,485,800

A portion of the pools' underwriting accounts above have been included in the Company's insurance subsidiaries operations based upon their pro rata participation in the MMO insurance pools.

(4) Insurance Operations:

Reinsurance transactions

Approximately 25%, 31% and 30% of the Company's insurance subsidiaries' direct and assumed gross premiums written for the years ended December 31, 2004, 2003 and 2002, respectively, have been reinsured by the pools with other companies on both a treaty and a facultative basis.

Two former pool members, Utica Mutual and Arkwright, currently part of the FM Global Group, withdrew from the pools in 1994 and 1996, respectively, and retained liability for their effective pool participation for all loss reserves, including IBNR and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools.

In the event that all or any of the pool companies might be unable to meet their obligations to the pools, the remaining companies would be liable for such defaulted amounts on a pro rata pool participation basis.

On May 28, 2003, an arbitration proceeding against Utica Mutual was completed and it was ordered to pay MMO approximately $7.8 million, which represented Utica Mutual's funding requirement to the pools and had no impact on the Company's results of operations. In addition, the Company was awarded interest of approximately $1 million on a pre-tax basis which was reflected in results of operations in 2003. Following the award, these amounts were paid in full. This award confirmed that, as a pool member, Utica Mutual is required to fund gross losses paid by MMO, acting as managing agent.

The Company is not aware of any uncertainties that could result in any possible defaults by either Arkwright or Utica Mutual with respect to their pool obligations, which might impact liquidity or results of operations of the Company, but there can be no assurance that such events will not occur in the future.

A contingent liability exists with respect to reinsurance ceded since such transactions generally do not relieve the Company of its primary obligation to the policyholder, so that such reinsurance ceded would become a liability of the Company's insurance subsidiaries in the event that any reinsurer might be unable to meet the obligations assumed under the reinsurance agreements. As established by the pools, all reinsurers must meet certain minimum standards of financial condition.

The Company's largest unsecured reinsurance receivables at December 31, 2004 were from the following reinsurers:

Reinsurer	Amounts (in millions)	A.M. Best Rating
Lloyd's Syndicates	$ 55.5	A (Excellent)
Swiss Reinsurance America Corp.	12.0	A+ (Superior)
FM Global (Arkwright)	7.7	A+ (Superior)
Lloyd's (Equitas)	7.2	NR-3 (Rating Procedure Inapplicable)
Folksamerica Reinsurance Company	7.0	A (Excellent)
GE Reinsurance Corp.	4.2	A (Excellent)
Liberty Mutual Insurance Company	3.4	A (Excellent)
Utica Mutual Insurance Company	3.1	A- (Excellent)
Hartford Fire Insurance Company	3.1	A+ (Superior)
Total	$103.2	

The reinsurance contracts with the above listed companies are generally entered into annually and provide coverage for claims occurring while the relevant agreement was in effect, even if claims are made in later years. The contracts with Arkwright and Utica Mutual were entered into with respect to their participation in the pools.

Lloyd's maintains a trust fund, which was established for the benefit of all United States ceding companies. For the three most recent years for which Lloyd's has reported results, 2001, 2000, and 1999, losses were reported for all three years. Lloyd's is expected to report a profit for 2003 and 2002. Lloyd's receivables represent amounts due from approximately 100 different Lloyd's syndicates.

Equitas, a Lloyd's company established to settle claims for underwriting years 1992 and prior, maintains policyholders' surplus at March 31, 2004 of approximately 460 million Pounds Sterling (US $840 million). However, given the uncertainty surrounding the adequacy of surplus and sufficiency of assets in Equitas to meet its ultimate obligations, there is a reasonable possibility that the Company's collection efforts relating to reinsurance receivables from Equitas may be adversely affected in the future.

The Company's exposure to reinsurers, other than those indicated above, includes reinsurance receivables from approximately 600 reinsurers or syndicates, and as of December 31, 2004, no single one was liable to the Company for an unsecured amount in excess of approximately $3 million.

Funds withheld of approximately $15.6 million and letters of credit of approximately $131.1 million as of December 31, 2004 were obtained as collateral for reinsurance receivables as provided under various reinsurance treaties. Reinsurance receivables as of December 31, 2004 and 2003 included an allowance for uncollectible reinsurance receivables of $12.4 million and $12.8 million, respectively. Uncollectible reinsurance resulted in charges to operations of approximately $1.2 million, $1.0 million and $5.2 million in 2004, 2003 and 2002, respectively.

Reinsurance ceded and assumed relating to premiums written were as follows:

Year Ended	Gross (direct) amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of assumed to net
December 31, 2004	$159,407,233	$46,505,810	$24,226,839	$137,128,262	18%
December 31, 2003	123,520,550	44,889,948	19,676,603	98,307,205	20%
December 31, 2002	113,988,866	46,074,907	38,528,136	106,442,095	36%

Reinsurance ceded and assumed relating to premiums earned were as follows:

Year Ended	Gross (direct) amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of assumed to net
December 31, 2004	$142,738,099	$46,033,709	$19,628,864	$116,333,254	17%
December 31, 2003	111,876,648	30,381,297	14,898,599	96,393,950	15%
December 31, 2002	119,181,201	58,437,148	52,713,400	113,457,453	46%

Losses and loss adjustment expenses incurred are net of ceded reinsurance recoveries of $18,416,068, $27,564,318 and $60,574,707 for the years ended December 31, 2004, 2003 and 2002, respectively.

Unpaid losses

Unpaid losses are based on individual case estimates for losses reported and include a provision for losses incurred but not reported and for loss adjustment expenses. The following table provides a reconciliation of the Company's consolidated liability for losses and loss adjustment expenses for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,		
	2004	2003	2002
	(In thousands)		
Net liability for losses and loss adjustment expenses at beginning of year	$ 242,311	$ 208,979	$ 210,953
Provision for losses and loss adjustment expenses occurring in current year	81,518	57,125	68,952
Increase (decrease) in estimated losses and loss adjustment expenses for claims occurring in prior years[1]	(14,960)	(1,410)	4,389
Deferred income-loss portfolio assumption[2]	--	--	15
Net loss and loss adjustment expenses incurred	66,558	55,715	73,356
Less:			
Losses and loss adjustment expense payments for claims occurring during:			
Current year	10,287	5,241	11,950
Prior years	43,103	17,142	63,365
	53,390	22,383	75,315
Add:			
Deferred income-loss portfolio assumption[2]	--	--	(15)
Net liability for losses and loss adjustment expenses at year end	255,479	242,311	208,979
Ceded unpaid losses and loss adjustment expenses at year end	247,782	276,619	307,023
Gross unpaid losses and loss adjustment expenses at year end	$ 503,261	$ 518,930	$ 516,002

(1) The adjustment to the consolidated liability for losses and loss adjustment expenses for losses occurring in prior years reflects the net effect of the resolution of losses for other than full reserve value and subsequent readjustments of loss values. The $15 million decrease in 2004 reflects favorable loss development in the aviation line, mainly in reserve adjustments of $8.3 million for the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania, and in the ocean marine line of business due to a lower than expected emergence of losses in the 1998-2001 accident years. The decrease in 2003 of $1.4 million reflects favorable loss development arising from the ocean marine line of business, partially offset by adverse development in the aviation line for accident years 1997-2000. The increase in 2002 of $4.4 million reflects provisions made for insolvent, financially impaired and commuted reinsurers, and adverse development from the Company's other liability line reflecting umbrella exposures. The 2002 amount was partially offset by favorable development in the ocean marine line of business.

(2) Deferred income-loss portfolio assumption represents the difference between cash received and unpaid loss reserves assumed as a result of the Company's assumption of net pool obligations from two former pool members, which was initially capitalized and was amortized over the payout period of the related losses.

The insurance pools participated in both the issuance of umbrella casualty insurance for various Fortune 1000 companies and the issuance of ocean marine liability insurance for various oil companies during the period from 1978 to 1985. Depending on the accident year, the insurance pools' net retention per occurrence after applicable reinsurance ranged from $250,000 to $2,000,000. The Company's effective pool participation on such risks varied from 11% in 1978 to 59% in 1985. Subsequent to this period, the pools substantially reduced their umbrella writings and coverage was provided to smaller insureds. In addition, ocean marine and non-marine policies issued during the past three years provide coverage for certain environmental risks.

At December 31, 2004 and December 31, 2003, the Company's gross, ceded and net loss and loss adjustment expense reserves for all asbestos/environmental policies amounted to $70.7 million, $57.9 million and $12.8 million, and $77.3 million, $65.5 million and $11.8 million, respectively. As of December 31, 2004 and December 31, 2003, the Company had approximately 340 and 330 policies, respectively, under which there was at least one claim outstanding relating to asbestos/environmental exposures. The Company believes that the uncertainty surrounding asbestos/environmental exposures, including issues as to insureds' liabilities, ascertainment of loss date, definitions of occurrence, scope of coverage, policy limits and application and interpretation of policy terms, including exclusions, all affect the estimation of ultimate losses. Under such circumstances, it is difficult to determine the ultimate loss for asbestos/environmental related claims. Given the uncertainty in this area, losses from asbestos/environmental related claims may develop adversely and, accordingly, management is unable to estimate the range of possible loss that could arise from asbestos/environmental related claims. However, the Company's net unpaid loss and loss adjustment expense reserves, in the aggregate, as of December 31, 2004, represent management's best estimate.

In 2001, the Company recorded losses of $154.9 million and $8.0 million on a gross and net of reinsurance basis, respectively, in its aircraft line of business as a result of the terrorist attacks of September 11, 2001 on the World Trade Center, the Pentagon and the hijacked airliner that crashed in Pennsylvania (collectively, the "WTC attack"). Additional reinsurance costs were also incurred on the WTC attack and amounted to $5.0 million. Since 2001, reinsurance recoverables related to the WTC attack have decreased and the net liability has increased as a result of the commutation of certain reinsurance recoverables. The ultimate gross and net liability for unpaid losses resulting from the WTC attack represent the estimated ultimate costs of all incurred claims and claim adjustment expenses. Since the gross liability and related reinsurance recoverables are based on estimates, the ultimate liability may change from the amount provided currently, depending upon revisions in gross loss estimates and the interpretation as to the number of occurrences as defined in the aircraft ceded reinsurance treaties. For example, in September 2004 the Company became aware of additional information that allowed us to reduce loss reserves relating to the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania. This amounted to a reduction of $16.3 million and $8.3 million in gross and net loss reserves, respectively, to the Company.

Salvage and subrogation

Estimates of salvage and subrogation recoveries on paid and unpaid losses have been recorded as a reduction of unpaid losses amounting to $7,112,142 and $6,480,163 at December 31, 2004 and December 31, 2003, respectively.

Deferred policy acquisition costs

Deferrable acquisition costs amortized to income amounted to $25,166,397, $19,430,211 and $18,898,550 for the years ended December 31, 2004, 2003 and 2002, respectively.

(5) Property, Improvements and Equipment, Net:

Property, improvements and equipment, net at December 31, 2004 and December 31, 2003 include the following:

	2004	2003
Office furniture and equipment	$ 1,335,844	$ 1,905,366
Computer equipment	500,139	1,029,816
Computer software	2,482,235	754,186
Leasehold improvements	2,254,787	4,292,659
	6,573,005	7,982,027
Less: accumulated depreciation and amortization	(1,455,396)	(4,044,424)
Property, improvements and equipment, net	$ 5,117,609	$ 3,937,603

Depreciation and amortization and other expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $703,224, $518,475 and $410,781, respectively.

(6) Income Taxes:

The components of deferred tax assets and liabilities as of December 31, 2004 and December 31, 2003 are as follows:

	December 31, 2004	December 31, 2003
Deferred Tax Assets:		
Loss reserves	$12,808,891	$12,017,630
Unearned premiums	4,319,717	2,864,066
Loss carryforwards	3,286,180	2,990,941
Bad debt reserve	182,972	910,000
Other	271,849	343,555
Deferred tax assets	20,869,609	19,126,192
Less: Valuation allowance	3,790,355	3,495,116
Total deferred tax assets	17,079,254	15,631,076
Deferred Tax Liabilities:		
Deferred policy acquisition costs	4,569,354	2,885,960
Unrealized appreciation of investments	399,734	306,503
Deferred investment income	3,780,199	213,677
Accrued salvage and subrogation	296,773	284,174
Other	504,437	168,041
Total deferred tax liabilities	9,550,497	3,858,355
Net deferred tax assets	$ 7,528,757	$11,772,721

The last year to which the loss carryforwards can be carried forward against future tax liabilities is the year 2024.

The Company's valuation allowance account with respect to the deferred tax asset and the change in the account is as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Balance, beginning of year	$ 3,495,116	$ 2,363,081	$ 11,050,489
Change in valuation allowance	295,239	1,132,035	(8,687,408)
Balance, end of period	$ 3,790,355	$ 3,495,116	$ 2,363,081

The change in the valuation account relates primarily to loss carryforwards.

The Company believes that the total deferred tax asset, net of the recorded valuation allowance account, as of December 31, 2004 will more likely than not be fully realized.

Income tax provisions differ from the amounts computed by applying the Federal statutory rate to income before income taxes as follows:

	Year ended December 31,		
	2004	2003	2002
Income taxes at the Federal statutory rate	35.0%	35.0%	35.0%
Tax exempt interest	(0.2)	(0.3)	(4.7)
Valuation allowance	1.3	4.3	(32.6)
State taxes	(0.9)	(2.4)	(0.3)
Other, net	0.1	(1.8)	1.0
Income tax provisions	35.3%	34.8%	(1.6)%

Federal income tax paid (received) amounted to $5,263,512, $6,248,652 and $(4,849,204) for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, the federal income tax recoverable included in other assets amounted to $460,289. At December 31, 2003 the federal income tax payable included in other liabilities amounted to $1,258,717.

Reduction of income taxes paid as a result of the deduction triggered by employee exercise of stock options for the years ended December 31, 2004, 2003 and 2002 amounted to $139,819, $331,737 and $83,436, respectively. The benefit received was recorded in paid-in capital.

(7) Statutory Income and Surplus:

The Company's domestic insurance subsidiaries are limited, based on the lesser of 10% of policyholders' surplus or 100% of adjusted net investment income, as defined under New York Insurance Law, in the amount of ordinary dividends they may pay without regulatory approval. Within this limitation, the maximum amount which could be paid to the Company out of the domestic insurance companies' surplus was approximately $14.7 million as of December 31, 2004. In connection with the application for approval of acquisition of control of NYMAGIC, INC., filed by Mariner Partners, Inc. ("Mariner") and William J. Michaelcheck, a Director of the Company and a majority shareholder of Mariner, with the New York State Insurance Department (the "Department") pursuant to Section 1506 of the New York Insurance Law, New York Marine and Gotham agreed for a period of two years from July 31, 2002, the date of the acquisition of such control, not to pay any dividends without the consent of the Department. During 2003 and first quarter of 2004, New York Marine requested and received approval from the State of New York Insurance Department to pay extraordinary dividends of $5,000,000 and $15,000,000, respectively, to the Company.

Combined statutory net income, surplus and dividends declared by the Company's domestic insurance subsidiaries were as follows for the periods indicated:

Year Ended	Combined Statutory Net Income	Combined Statutory Surplus	Dividends Declared To Parent
December 31, 2004	$ 5,363,000	$ 181,633,000	$ 15,500,000
December 31, 2003	$ 13,689,000	$ 186,325,000	$ 9,575,000
December 31, 2002	$ 16,412,000	$ 180,394,000	$ 12,361,000

The National Association of Insurance Commissioners (the "NAIC") provided a comprehensive basis of accounting for reporting to state insurance departments. Included in the codified accounting rules was a provision for the state insurance commissioners to modify such accounting rules by practices prescribed or permitted for insurers in their state. The domestic insurance companies are domiciled in the State of New York, however, there were no differences for the years ended December 31, 2004 and 2003, respectively, between prescribed accounting practices and those approved by the NAIC.

(8) Employee Retirement Plans:

The Company maintains a retirement plan for the benefit of our employees in the form of a Profit Sharing Plan and Trust, which resulted from the merger of our Profit Sharing Plan and Money Purchase Plan in 2003. The Profit Sharing Plan and Trust provides for an annual mandatory contribution of 7.5% of compensation for each year of service during which the employee has completed 11 months of service and is employed on the last day of the plan year. An additional discretionary annual contribution of up to 7.5% of compensation may also be made by the Company. The plan provides for 100% vesting upon completion of one year of service. Employee retirement plan expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $966,008, $901,343 and $1,167,436, respectively.

(9) Debt:

On March 11, 2004, the Company issued $100,000,000 in 6.5% Senior Notes due March 15, 2014. The Notes provide for semi-annual interest payments and are to be repaid in full on March 15, 2014. The indenture contains certain covenants that restrict our and our restricted subsidiaries' ability to, among other things, incur indebtedness, make restricted payments, incur liens on any shares of capital stock or evidences of indebtedness issued by any of our restricted subsidiaries or issue or dispose of voting stock of any of our restricted subsidiaries.

The fair value of the senior debt at December 31, 2004 was a price equal to 96.5% of the par value.

Interest paid amounted to $3,322,738, $34,327 and $608,148 for the years ended December 31, 2004, 2003 and 2002, respectively.

(10) Commitments:

The Company maintains various operating leases to occupy office space. The lease terms expire on various dates through July 2016.

The aggregate minimum annual rental payments under various operating leases for office facilities as of December 31, 2004 are as follows:

	Amount
2005	1,299,180
2006	1,302,134
2007	1,283,444
2008	1,283,444
2009	1,283,444
Thereafter	8,149,862
Total	$14,601,508

The operating leases also include provisions for additional payments based on certain annual cost increases. Rent expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $1,306,695, $1,993,278, and $1,102,755, respectively.

On December 30, 2002, the Company signed a sublease, for which it received landlord's consent dated January 31, 2003, for approximately 28,000 square feet for its principal offices in New York. The sublease commenced on March 1, 2003 and expires on July 30, 2016. The minimum monthly rental payments of $102,794 commenced in 2004 and end in 2016 and will amount to $15.3 million of total rental payments over the term of the sublease. The new offices are located at 919 Third Avenue, New York, New York 10022.

Additionally, the Company made a first amendment to a lease dated May 4, 2004 for its office in Chicago. The minimum monthly rental payments of $4,159 will commence in 2005 and end in 2010.

(11) Comprehensive Income:

The Company's comparative comprehensive income is as follows:

	Years ended December 31,		
	2004	2003	2002
Net income	$14,630,665	$17,092,764	$28,710,494
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities, net of deferred tax benefit (expense) of $(330,387), $(304,104), and $678,435	613,577	564,765	(1,259,951)
Less: reclassification adjustment for gains realized in net income, net of tax expense of $(237,156), $(192,496), and $(2,959,601)	440,433	357,492	5,496,402
Foreign currency translation adjustment	--	--	(811,880)
Other comprehensive income (loss)	173,144	207,273	(7,568,233)
Total comprehensive income	$14,803,809	$17,300,037	$21,142,261

The Company recorded unrealized holding gains on securities, net of deferred taxes, of $742,364 and $569,220 as of December 31, 2004 and December 31, 2003, respectively.

(12) Common Stock Repurchase Plan and Shareholders' Equity:

The Company has a common stock repurchase plan which authorizes the repurchase of up to $55,000,000, at prevailing market prices, of the Company's issued and outstanding shares of common stock on the open market. As of December 31, 2004, the Company had repurchased a total of 2,338,684 shares of common stock under this plan at a total cost of $42,242,044 at market prices ranging from $12.38 to $28.81 per share. There were no repurchases made during 2004.

In connection with the acquisition of MMO in 1991, the Company also acquired 3,215,958 shares of its own common stock held by MMO and recorded such shares as treasury stock at MMO's original cost of $3,919,129.

A reconciliation of basic and diluted earnings per share for each of the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31, 2004			December 31, 2003			December 31, 2002		
	Net Income	Weighted Average Shares Outstanding	Per Share	Net Income	Weighted Average Shares Outstanding	Per Share	Net Income	Weighted Average Shares Outstanding	Per Share
	(In thousands except for per share data)								
Basic EPS	$14,631	9,736	$1.50	$17,093	9,673	$1.77	$28,710	9,277	$3.09
Effect of Dilutive Securities:									
Stock Options	--	180	$(.02)	--	155	$(.03)	--	32	$(.01)
Diluted EPS	$14,631	9,916	$1.48	$17,093	9,828	$1.74	$28,710	9,309	$3.08

(13) Stock Plans:

The Company has three stock plans, the first approved by shareholders in 1991, the second in 2002 and the third in 2004. Each of these plans provides a means whereby the Company, through the grant of non-qualified stock options to key employees, may attract and retain persons of ability to exert their best efforts on behalf of the Company. Both the 2002 and 1991 plans authorize the issuance of options to purchase up to 500,000 shares of the Company's common stock at not less than 95 percent of the fair market value at the date of grant. The 2004 plan authorizes the issuance of options to purchase shares of common stock, share appreciation rights, restricted and unrestricted share awards as well as deferred share units and performance awards. Options are exercisable over the period specified in each option agreement and expire at a maximum term of ten years covering up to 450,000 shares of the Company's common stock in the aggregate. The Company granted 14,100 shares of common stock to certain officers and directors of the Company in 2004 having a total compensation value of $369,279. The Company granted 8,557 of deferred share units to certain officers and directors of the Company in 2004 for a total compensation value of $185,250. Deferred share units become shares of common stock issued upon the departure of the officer/director from the Company.

The Company also adopted an Employee Stock Purchase Plan (the "ESPP") in 2004. The ESPP allows eligible employees of the Company and its designated affiliates to purchase, through payroll deductions, shares of common stock of the Company. The ESPP is designed to retain and motivate the employees of the Company and its designated affiliates by encouraging them to acquire ownership in the Company on a tax-favored basis. The price per common share sold under the ESPP is 85% (or more if the Board of Directors or the committee administering the plan so provides) of the closing price of the Company's shares on the New York Stock Exchange on the day the Common Stock is offered. The Company has reserved 50,000 shares for issuance under the ESPP. There were no shares issued under the ESPP as of December 31, 2004.

A summary of stock option activity under the stock plans for the years ended December 31, 2004, 2003 and 2002 is as follows:

	December 31, 2004		December 31, 2003		December 31, 2002	
Shares Under Option	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share
Outstanding, beginning of year	520,700	$12.59-$20.25	622,568	$12.05-$20.25	223,234	$12.00-$20.25
Granted	10,000	$26.00	20,000	$18.69	463,000	$ 14.47
Exercised	(42,250)	$14.47-$15.79	(121,066)	$12.05-$20.25	(34,666)	$12.00-$17.22
Forfeited	(19,950)	$14.47-$15.56	(802)	$12.05-$14.47	(29,000)	$12.00-$14.47
Outstanding, End of period	468,500	$12.59-$26.00	520,700	$12.59-$20.25	622,568	$12.05-$20.25
Exercisable, End of period	226,175	$12.59-$20.25	156,550	$12.59-$20.25	141,567	$12.05-$20.25

Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123, which includes awards issued after December 15, 1994. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations. Under APB 25, the Company recorded the difference, if any, between the exercise price of the Company's stock options and the market price of the underlying stock on the date of grant as an expense over the vesting period of the option. The adoption of SFAS 123 did not have a significant impact on the Company's results of operations, financial condition or liquidity.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period. The table includes only the effect of stock options on net income and earnings per share as all other stock compensation awards have been accounted for under SFAS 123. The amounts for all other awards issued were $522,729, $455,450 and $368,100 for 2004, 2003 and 2002, respectively.

	Year ended December 31,		
	2004	2003	2002
	(in thousands except per share data)		
Net income, as reported	$ 14,631	$ 17,093	$ 28,710
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	30	19	15
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(354)	(358)	(162)
Pro forma net income	$ 14,307	$ 16,754	$ 28,563
Earnings per share:			
Basic EPS - as reported	$1.50	$1.77	$3.09
Basic EPS - pro forma	$1.47	$1.73	$3.08
Diluted EPS - as reported	$1.48	$1.74	$3.08
Diluted EPS - pro forma	$1.44	$1.70	$3.07

In determining the pro forma effects on net income, the fair value of options granted in 2004, 2003, 2002, 2001, 2000, 1999 and 1998 were estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions in 2004, 2003, 2002, 2001, 2000, 1999 and 1998, respectively: dividend yield of 1%, 1%, 0%, 0%, 3.0%, 3.0% and 1.9%; expected volatility of 31%, 31%, 31%, 25%, 25%, 25% and 28%; the 2004, 2003 and 2002 grants have expected lives of 4 years with the remaining grants at 5 years each and a risk-free interest rate of 2.65%, 2.20%, 2.90%, 4.42%, 4.75%, 6.48% and 4.56%. The fair value of options granted in 2004, 2003 and 2002 amounted to $63,611, $85,895 and $1,819,507, respectively.

The full impact of calculating compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because options granted prior to January 1, 1995 are not considered in the determination of the compensation expense.

In 1999, the Company established the NYMAGIC, Inc. Phantom Stock Plan (the "Plan"). The purpose of the Plan is to build and retain a capable experienced long-term management team and key personnel to promote the success of the Company. Each share of phantom stock granted under the Plan constitutes a right to receive in cash the appreciation in the fair market value of one share of the Company's stock, as determined on the date of exercise of such share of phantom stock over the measurement value of such phantom stock. In 1999, 100,000 shares of phantom stock were granted to employees with a five-year vesting schedule. There have been no grants of phantom stock by the Company since 1999. For the years ended December 31, 2004, 2003 and 2002 a total of 35,000 shares were exercised at market prices ranging from $18 to $26.28 per share. Accordingly, the Company recorded an expense (benefit) of ($31,800), $455,450 and $368,100 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company sold 400,000 investment units to Conning Capital Partners VI, L.P. ("Conning") on January 31, 2003. Each unit consisted of one share of the Company's common stock and an option to purchase an additional share of common stock from the Company. Conning paid $21.00 per unit resulting in $8.4 million in proceeds to the Company. The option exercise price is based on a formula contained in the Option Certificate (which was attached as an exhibit to the Company's current report on Form 8-K filed on February 4, 2003). There were no options exercised during 2004 and 2003.

(14) Segment Information:

The Company's subsidiaries include two domestic insurance companies and three domestic agencies. These subsidiaries underwrite commercial insurance in four major lines of business. The Company considers ocean marine, inland marine/fire, other liability, and aircraft as appropriate segments for purposes of evaluating the Company's overall performance; however, the Company has ceased writing any new policies covering aircraft risks subsequent to March 31, 2002. In addition, the Company also considers MMO London as an appropriate segment. However, since the Company's withdrawal from its London operations in 2002, MMO UK has not provided capacity to any Lloyd's syndicate.

The Company evaluates revenues and income or loss by the aforementioned segments. Revenues include premiums earned and commission income. Income or loss includes premiums earned and commission income less the sum of losses incurred and policy acquisition costs.

Investment income represents a material component of the Company's revenues and income. The Company does not maintain its investment portfolio by segment because management does not consider revenues and income by segment as being derived from the investment portfolio. Accordingly, an allocation of identifiable assets, investment income and realized investment gains is not considered practicable. As such, other income, general and administrative expenses, interest expense, and income taxes are also not considered by management for purposes of providing segment information. The financial information by segment is as follows:

Segments	2004 Revenues	2004 Income (Loss)	2003 Revenues	2003 Income (Loss)	2002 Revenues	2002 Income (Loss)
	Year ended December 31, (in thousands)					
Ocean marine	$ 76,779	$ 11,912	$ 73,371	$ 19,372	$ 62,434	$ 10,078
Inland marine/Fire	4,891	1,901	3,802	282	2,371	387
Other liability	35,056	(916)	16,126	(1,116)	6,883	(4,577)
Aircraft	68	12,173	2,865	2,481	39,159	16,957
MMO London	---	---	---	---	4,159	(94)
Subtotal	116,794	25,070	96,164	21,019	115,006	22,751
Other income	1,790	1,790	1,688	1,688	186	186
Net investment income	23,679	23,679	22,394	22,394	15,821	15,821
Net realized investment gains	678	678	550	550	8,456	8,456
General and administrative expenses	---	(23,247)	---	(19,428)	---	(18,373)
Interest expense	---	(5,353)	---	(26)	---	(575)
Income tax benefit (expense)	---	(7,986)	---	(9,104)	---	444
Total	$ 142,941	$ 14,631	$ 120,796	$ 17,093	$ 139,469	$ 28,710

The Company's gross written premiums cover risks in the following geographic locations:

	2004	2003	2002
	(In thousands)		
United States	$ 165,388	$ 119,749	$ 97,855
Europe	12,489	16,836	29,796
Asia	2,430	3,994	13,511
Latin America	991	1,203	2,669
Other	2,336	1,415	8,686
Total Gross Written Premiums	$ 183,634	$ 143,197	$ 152,517

(15) Quarterly Financial Data (unaudited):

The quarterly financial data for 2004 and 2003 are as follows:

	Three Months Ended March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec.31, 2004
	(in thousands, except per share data)			
Total revenues	$31,445	$32,318	$35,349	$43,829
Income before income taxes	$ 4,257	$ 1,314	$ 7,724	$ 9,322
Net income	$ 2,769	$ 858	$ 4,981	$ 6,023
Basic earnings per share .	$ .28	$ .09	$ .51	$ .62
Diluted earnings per share	$ .28	$ .09	$ .50	$ .61

	Three Months Ended March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands, except per share data)			
Total revenues	$23,568	$32,205	$31,796	$33,226
Income before income taxes	$ 2,941	$ 6,075	$10,636	$ 6,544
Net income	$ 1,918	$ 3,968	$ 6,921	$ 4,285
Basic earnings per share .	$ .20	$ .41	$ .71	$ .44
Diluted earnings per share	$ .20	$ .40	$ .70	$ .43

(16) Related Party Transactions:

The Company had gross premiums of $13.8 million in 2004, $9.4 million in 2003 and $3.6 million in 2002 written through I. Arthur Yanoff & Co, Ltd. and Yanoff South Inc., insurance brokerages at which Glenn R. Yanoff, a director of theCompany from June 1999 until May 2004 and currently a director of the Company's insurance subsidiaries, is a vice president and insurance underwriter. In connection with the placement of such business, gross commission expenses of $2,363,000, $1,526,000, and $532,000 in 2004, 2003 and 2002, respectively, were incurred by the Company on these transactions.

The Company entered into an investment management agreement with Mariner effective October 1, 2002 and was amended and restated on December 6, 2002. Under the terms of the agreement, Mariner manages the Company's investment portfolio. Fees to be paid to Mariner are based on a percentage of the investment portfolio as follows: .20% of liquid assets, .30% of fixed maturity investments and 1.25% of limited partnership (hedge fund) investments. William J. Michaelcheck, a Director of the Company, is Chairman, Chief Executive Officer and majority shareholder of Mariner. George R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and Chief Operating Officer of the Company, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner. Effective December 31, 2004, Mr. Trumbull, who had previously been a shareholder of Mariner, ceased to be a shareholder of Mariner. Currently, he has a consulting agreement with Mariner. Effective January 1, 2005, Mr. Shaw, who previously had a contractual relationship with Mariner relating to investing services, and on whose behalf Mariner agreed to hold as nominee a portion of the option covering 315,000 shares of NYMAGIC, terminated his contractual relationship with Mariner, waived his interest in the option covering 315,000 shares of NYMAGIC and became a shareholder of Mariner. Mr. Kallop has a consulting agreement with Mariner and Mariner holds on his behalf as nominee a portion of the option covering 315,000 shares of NYMAGIC. Investment fees incurred under the agreement with Mariner were $3,165,030 for the period ended December 31, 2004 and $1,753,021 for the period ended December 31, 2003. The Company made a payment of $83,000 and granted 3,900 shares of common stock in the amount of $102,141 for the period ended December 31, 2004 to William D. Shaw, Jr. for his management contributions to the company.

In 2003, the Company obtained a 100% interest in a limited partnership hedge fund, (Tiptree), that invests in CDO securities, Credit Related Structured Product (CRS) securities and other structured product securities that are structured, managed or advised by a Mariner affiliated Company. In 2003 the Company made an investment of $11.0 million in Tiptree. An additional investment of $4.65 million was made in 2004. The Company is committed to providing an additional $4.35 million in capital to Tiptree. Under the provisions of the limited partnership agreement, the Mariner affiliated company is entitled to 50% of the net profit realized upon the sale of certain collateralized debt obligations held by the Company. Investment expenses incurred and payable under this agreement at December 31, 2004 and December 31, 2003 amounted to $1,459,255 and $3,176,643 respectively, and were based upon the fair value of those securities held and sold for the years ended December 31, 2004 and 2003, respectively. The limited partnership agreement also provides for other fees payable to the manager based upon the operations of the hedge fund. There were no other fees incurred through December 31, 2004. The Company cannot withdraw funds from this limited partnership for a minimum period of three years without the consent of the hedge fund manager.

As of December 31, 2004 the Company held $5.4 million in limited partnership interests in hedge funds which are directly managed by Mariner.

(17) Legal Proceedings:

The Company previously entered into reinsurance contracts with a reinsurer that is now in liquidation. On October 23, 2003, the Company was served with a Notice to Defend and a Complaint by the Insurance Commissioner of the Commonwealth of Pennsylvania, who is the liquidator of this reinsurer, alleging that approximately $3 million in reinsurance claims paid to the Company in 2000 and 2001 by the reinsurer are voidable preferences and are therefore subject to recovery by the liquidator. The Company has filed Preliminary Objections to Plaintiff's Complaint, denying that the payments are voidable preferences and asserting affirmative defenses. On February 18, 2004, the Plaintiff filed Preliminary Objections to our Preliminary Objections and an Answer and Memorandum of Law in opposition to our Preliminary Objections. No trial date has been set for this matter, but we intend to defend ourselves vigorously in connection with this lawsuit. The Company believes it has strong defenses against these claims; however, there can be no assurance as to the outcome of this litigation.

(18) Subsequent events:

In a transaction separate from its common stock repurchase plan, on January 7, 2005 the Company purchased from certain of its shareholders a total of 1,092,735 shares of Common Stock at $24.80 per share. The selling shareholders were Mark W. Blackman, a son of the Company's founder who served on our board of directors from 1979 until May 2004 and who is currently the Company's Chief Underwriting Officer (54,530 shares), his wife (50,000 shares), and two trusts for the benefit of their children (110,000 shares); Lionshead Investments, LLC, a company controlled by John N. Blackman, Jr., also a son of the Company's founder who served on our board of directors from 1975 until May 2004 (495,030 shares), two of his children (67,664 shares), a trust for the benefit of a third child (25,158 shares), and a family trust (25,000 shares); and, two trusts and a foundation established by Louise B. Tollefson, the former wife of the Company's founder (265,353 shares). Robert G. Simses, a director of NYMAGIC INC., is a trustee of the last mentioned entities. As a result of the share purchase, the Company's outstanding shares were reduced from 9,781,098 shares to 8,688,363 shares.

On February 8, 2005 the Company and the individual members of its Board of Directors were served with a purported shareholder derivative action lawsuit brought in New York Supreme Court, Queens County, relating to the Company's purchase on January 7, 2005 of approximately 1.1 million shares of its common stock from certain members of or trusts controlled by certain members of the family of John N. Blackman, the Company's founder. The complaint which was brought by one of our shareholders Linda Parnes, who together with Alan Russell Kahn, owns 100 shares of the Company's common stock, alleges that the Board of Directors breached their fiduciary duty, wasted corporate assets and abused their control over the Company by paying an excessive price for the shares. The plaintiff is seeking damages against members of the Board of Directors and rescission of the purchase. The Company's answer to the complaint is required to be filed by April 1, 2005. The Company believes that the complaint is wholly without merit, and will defend it vigorously.

FINANCIAL STATEMENT SCHEDULES
SCHEDULE II-CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NYMAGIC, INC.
Balance Sheets
(Parent Company)

	December 31, 2004	December 31, 2003
Assets:		
Cash	$ 311,241	$ 1,118,342
Investments	113,976,557	10,351,000
Total cash and investments	114,287,798	11,469,342
Investment in subsidiaries	224,027,350	221,687,262
Due from subsidiaries	15,093,556	11,900,167
Receivable for securities	2,628,019	--
Other assets	5,873,783	3,364,910
Total assets	$ 361,910,506	$ 248,421,681
Liabilities:		
Notes payable	$ 100,000,000	$ --
Dividend payable	586,866	583,305
Other liabilities	3,206,048	3,547,276
Total liabilities	103,792,914	4,130,581
Shareholders' equity:		
Common stock	15,335,740	15,279,390
Paid-in capital	36,781,911	35,476,566
Accumulated other comprehensive income	742,364	569,220
Retained earnings	251,418,750	239,127,097
Treasury stock	(46,161,173)	(46,161,173)
Total shareholders' equity	258,117,592	244,291,100
Total liabilities and shareholders' equity	$ 361,910,506	$ 248,421,681

Statements of Income
(Parent Company)

	Year ended December 31, 2004	2003	2002
Revenues:			
Cash dividends from subsidiary	$ 15,500,000	$ 9,575,000	$ 12,361,252
Net investment and other income (loss)	1,785,226	(2,883,359)	(154,681)
	17,285,226	6,691,641	12,206,571
Expenses:			
General and administrative expenses	2,405,211	1,181,117	1,464,889
Interest expense	5,351,525	25,652	572,721
Income tax benefit	(2,935,225)	(1,181,099)	(9,418,711)
	4,821,511	25,670	(7,381,101)
Income before equity income	12,463,715	6,665,971	19,587,672
Equity in undistributed earnings of subsidiaries	2,166,950	10,426,793	9,122,822
Net income	$ 14,630,665	$ 17,092,764	$ 28,710,494

SCHEDULE II-CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NYMAGIC, INC.
Statements of Cash Flows
(Parent Company)

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 14,630,665	$ 17,092,764	$ 28,710,494
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed (earnings) loss of subsidiaries	(2,166,950)	(10,426,793)	(9,122,822)
Equity in earnings of limited partnerships	(5,113,176)	(351,000)	--
Increase in other assets	(214,300)	(316,623)	(137,005)
Decrease (increase) in due from subsidiaries	(3,193,389)	2,665,817	(7,390,764)
(Decrease) Increase in other liabilities	(341,229)	3,357,102	(110,524)
Net cash provided by operating activities	3,601,621	12,021,267	11,949,379
Cash flows from investing activities:			
Net sale (purchase) of other investments	(35,695,316)	2,862,974	(2,374,196)
Limited partnerships acquired	(62,817,059)	(10,000,000)	--
Receivable for securities	(2,628,019)	--	--
Net cash used in investing activities	(101,140,394)	(7,137,026)	(2,374,196)
Cash flows from financing activities:			
Proceeds from stock issuance and other	1,361,695	2,176,507	538,622
Cash dividends paid to stockholders	(2,335,451)	(1,747,170)	--
Net sale of treasury shares	--	6,192,281	--
Proceeds from borrowings	97,705,428	--	15,719,953
Loan principal payments	--	(6,219,953)	(17,411,253)
Net amount loaned to subsidiary	--	(4,650,000)	(8,107,642)
Net cash used in financing activities	96,731,672	(4,248,335)	(9,260,320)
Net increase (decrease) in cash	(807,101)	635,906	314,863
Cash at beginning of period	1,118,342	482,436	167,573
Cash at end of period	$ 311,241	$ 1,118,342	$ 482,436

The condensed financial information of NYMAGIC, INC. for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of NYMAGIC, INC. and subsidiaries and notes thereto.

NYMAGIC, INC.
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION

(In thousands)

Column A		Column B	Column C	Column D	Column E	Column F
	SEGMENTS	DEFERRED POLICY ACQUISITION COST (caption 7)	FUTURE POLICY BENEFITS, LOSSES, CLAIMS AND LOSS EXPENSES (caption 13-a-1)	UNEARNED PREMIUMS (caption 13-a-2)	OTHER POLICY CLAIMS AND BENEFITS PAYABLE (caption 13-a-3)	PREMIUM REVENUE (caption 1)
2004	Ocean marine					$ 76,361
	Inland marine/Fire					4,919
	Other liability					35,056
	Aircraft					(3)
	MMO London					---
	Total	$ 13,055	$503,261	$ 83,088	-----	$ 116,333
2003	Ocean marine					$ 73,096
	Inland marine/Fire					4,234
	Other liability					16,126
	Aircraft					2,938
	MMO London					---
	Total	$ 8,246	$518,930	$ 61,821	-----	$ 96,394
2002	Ocean marine					$ 61,887
	Inland marine/Fire					2,371
	Other liability					6,883
	Aircraft					38,157
	MMO London					4,159
	Total	$ 7,708	$516,002	$ 45,399	-----	$ 113,457

Column A		Column G	Column H	Column I	Column J	Column K
	SEGMENTS	NET INVESTMENT INCOME (caption 2)	BENEFITS, CLAIMS, LOSSES AND SETTLEMENT EXPENSES (caption 4)	AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS	OTHER OPERATING EXPENSES	PREMIUMS WRITTEN
2004	Ocean marine		$ 47,544	$ 17,323		$ 82,689
	Inland marine/Fire		2,360	630		5,255
	Other liability		28,829	7,143		49,190
	Aircraft		(12,175)	70		(6)
	MMO London		---	---		---
	Total	$ 23,679	$ 66,558	$ 25,166	$ 23,247	$ 137,128
003	Ocean marine		$ 38,468	$ 15,531		$ 67,744
	Inland marine/Fire		3,355	165		4,833
	Other liability		13,727	3,515		22,961
	Aircraft		165	219		2,769
	MMO London		---	---		---
	Total	$ 22,394	$ 55,715	$ 19,430	$ 19,428	$ 98,307
02	Ocean marine		$ 39,427	$ 12,929		$ 70,839
	Inland marine/Fire		2,111	(127)		2,975
	Other liability		9,783	1,677		9,960
	Aircraft		18,018	4,184		22,366
	MMO London		4,017	236		302
	Total	$ 15,821	$ 73,356	$ 18,899	$ 18,373	$106,442

NYMAGIC, INC.
SCHEDULE V-VALUATION AND QUALIFYING ACCOUNTS

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	Balance at beginning of period	Additions	Deductions	Balance at close of period
December 31, 2004: Allowance for doubtful accounts.....	$13,273,522	$1,379,926	$(1,815,441)	$12,838,007
December 31, 2003: Allowance for doubtful accounts.....	$13,725,505	$1,001,825	$(1,453,808)	$13,273,522
December 31, 2002: Allowance for doubtful accounts.....	$18,056,400	$5,293,114	$(9,624,009)	$13,725,505

The allowance for doubtful accounts on reinsurance receivables amounted to $12,388,007, $12,823,522 and $13,275,505 at December 31, 2004, December 31, 2003 and December 31, 2002 respectively. The allowance for doubtful accounts on premiums and other receivables amounted to $450,000 at December 31, 2004, December 31, 2003 and December 31, 2002.

NYMAGIC, INC.
SCHEDULE VI - SUPPLEMENTAL INFORMATION CONCERNING PROPERTY/CASUALTY INSURANCE OPERATIONS

(In thousands)

AFFILIATION WITH REGISTRANT	DEFERRED POLICY ACQUISITION COSTS	RESERVE FOR UNPAID CLAIMS AND CLAIMS EXPENSES	DISCOUNT	UNEARNED PREMIUM RESERVE	NET EARNED PREMIUMS	NET INVESTMENT INCOME
DECEMBER 31, 2004 CONSOLIDATED SUBSIDIARIES	$13,055	$503,261	------	$83,088	$116,333	$21,894
DECEMBER 31, 2003 CONSOLIDATED SUBSIDIARIES	8,246	518,930	------	61,821	96,394	25,558
DECEMBER 31, 2002 CONSOLIDATED SUBSIDIARIES	7,708	516,002	------	45,399	113,457	15,876

AFFILIATION WITH REGISTRANT	CLAIMS AND CLAIMS EXPENSES INCURRED RELATED TO		AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS	PAID CLAIMS AND CLAIMS EXPENSES	PREMIUMS WRITTEN
	CURRENT YEAR	PRIOR YEARS			
DECEMBER 31, 2004 CONSOLIDATED SUBSIDIARIES	$81,518	$(14,960)	$25,166	$53,390	$137,128
DECEMBER 31, 2003 CONSOLIDATED SUBSIDIARIES	57,125	(1,410)	19,430	22,383	98,307
DECEMBER 31, 2002 CONSOLIDATED SUBSIDIARIES	68,952	4,389	18,899	75,315	106,442

Investor Information

Independent Auditors

KPMG LLP
757 Third Avenue
New York, NY 10017

Transfer Agent and Registrar

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660

Annual Meeting

The Annual Meeting of Shareholders will be held on May 25, 2005. Formal notice of the meeting, proxy statement and proxy card will be mailed to shareholders on or about April 22, 2005.

Form 10-K

A copy of the Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission for the fiscal year 2004, is available to shareholders without charge from our website, **www.nymagic.com**.



NYMAGIC, INC.

919 Third Avenue, New York, NY 10022

212-551-0600

www.nymagic.com

